UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Fourth quarter 2022 earnings release of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
2.	Fourth quarter 2022 earnings presentation of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: February 3, 2023

Item 1

TABLE OF CONTENTS

I.Key Highlights for the Quarter	2
II. CEO Message	3
III. Summary of 4Q22 Consolidated Results	4
IV. Analysis of 4Q22 Consolidated Results	12
V.Relevant Events, Transactions and Activities	29
VI. Awards and Recognitions	31
VII.Credit Ratings	31
VIII.4Q22 Earnings Call Dial-In Information	33
IX.Analyst Coverage	33
X.Definition of Ratios	33
XI.Consolidated Financial Statements	36
XII.Notes to Consolidated Financial Statements	53

Earnings Release | 4Q.2022
Banco Santander México	1

Banco Santander México Reports Fourth Quarter 2022 Net Income of Ps.6,277 Million

-	Strong YoY total loan portfolio growth, highlighting a solid increase in individual loans, mainly due to double-digit growth in credit cards, payroll and auto loans. While loan volumes in the commercial portfolio were driven by increases of middle-market companies and financial entities.

-	Total deposits showed a pick-up of 6.9% YoY, driven by term deposits on the back of a higher interest rate environment, while demand deposits reflected the Bank’s profitability focus. Meanwhile, contribution of individuals in total deposits represented 41.4%, compared with 24.2% in 2016.

-	Net income increased 19.7% YoY in 4Q22, mainly due to the solid increase in NII and fees, along with lower expenses resulting from disciplined cost control.

Mexico City – February 2nd, 2023, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (NYSE: BSMX; BMV: BSMX), (“Banco Santander México” or “the Bank”), today announced financial results for the three-month and twelve-month periods ending December 31st, 2022.

Banco Santander México reported net income of Ps.6,277 million in 4Q22, representing a YoY increase of 19.7% and a QoQ decrease 23.3%. On a cumulative basis, net income for 12M22 reached Ps.26,476 million, representing a 46.4% YoY increase.

HIGHLIGHTS
Results (Million pesos)	4Q22	3Q22	4Q21	%QoQ	%YoY	12M22	12M21	%YoY
Net interest income	19,945	18,370	16,046	8.6	24.3	72,008	63,085	14.1
Fee and commission, net	5,118	5,271	4,760	(2.9)	7.5	20,544	18,982	8.2
Core revenues	25,063	23,641	20,806	6.0	20.5	92,552	82,067	12.8
Provisions for loan losses	4,712	785	4,289	—	9.9	12,227	20,817	(41.3)
Administrative and promotional expenses	12,310	10,400	12,636	18.4	(2.6)	42,313	43,235	(2.1)
Net income	6,277	8,188	5,245	(23.3)	19.7	26,476	18,080	46.4
Net income per share[1]	0.93	1.21	0.77	(23.3)	19.6	3.90	2.66	46.4

Balance Sheet Data (Million pesos)	Dec-22	Sep-22	Dec-21	%QoQ	%YoY	Dec-22	Dec-21	%YoY
Total assets	1,844,169	1,932,290	1,639,652	(4.6)	12.5	1,844,170	1,639,652	12.5
Total loans	810,081	802,319	750,966	1.0	7.9	810,081	750,966	7.9
Deposits	837,389	765,555	783,118	9.4	6.9	837,389	783,118	6.9
Shareholders´ equity	166,308	159,284	165,894	4.4	0.2	166,308	165,894	0.2

Key Ratios (%)	4Q22	3Q22	4Q21	bps QoQ	bps YoY	12M22	12M21	bps YoY
Net interest margin	5.28	4.94	4.46	34	82	4.88	4.51	37
Net loans to deposits ratio	94.39	102.28	92.94	(789)	145	94.39	92.94	145
ROAE	15.12	20.14	12.92	(502)	220	15.94	11.13	481
ROAA	1.44	1.83	1.20	(39)	24	1.52	1.03	49
Efficiency ratio	48.01	46.28	56.00	173	(799)	47.09	50.39	(330)
Capital ratio	19.38	18.90	21.56	48	(218)	19.38	21.56	(218)
NPLs ratio	1.88	2.01	2.18	(13)	—	1.88	2.18	—
Cost of Risk	1.56	1.54	2.90	2	(134)	1.56	2.90	(134)
Coverage ratio	145.82	133.58	141.38	1,224	—	145.82	141.38	—

Operating Data	Dec-22	Sep-22	Dec-21	%QoQ	%YoY	Dec-22	Dec-21	%YoY
Branches	1,037	1,036	1,036	0.1	0.1	1,037	1,036	0.1
Branches and offices2	1,345	1,344	1,346	0.1	(0.1)	1,345	1,346	(0.1)
ATMs	9,689	9,601	9,498	0.9	2.0	9,689	9,498	2.0
Customers	21,338,060	20,875,006	19,664,670	2.2	8.5	21,338,060	19,664,669	8.5
Employees	25,990	26,069	25,276	(0.3)	2.8	25,990	25,276	2.8

1)	Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted number of shares.

2)	Includes cash desks (espacios select, box select and corner select) and SMEs business centers. Excluding brokerage house offices.

II. CEO Message

Earnings Release | 4Q.2022
Banco Santander México	2

Felipe García, Banco Santander México Executive President and CEO, commented: “I am very pleased to share with you that we reported net income growth of 46% YoY and 24% higher than the pre-pandemic level in 2019.

During the fourth quarter, we maintained solid performance levels in our core businesses while maintaining excellent asset quality throughout the loan portfolio. Total loans grew almost 8% year on year, with strong performance across our entire loan book (except for SMEs). In individual loans, we had a solid increase compared to last year, mainly due to double-digit growth in credit cards, payroll, and auto loans.

In terms of deposits, we continue executing our strategy to attract and retain individual clients while letting go of some expensive corporate deposits. Also, it is worth noting that at the end of 2022, we achieved the greatest exposure to individual clients now contributing 41.4% of total deposits, a significant increase from 24.2% at the beginning of 2016. However, we are still far from where we want to be, so we will continue to focus on it until we are able to achieve a similar mix to what relevant peers have in the Mexican market.

Also, during 2022, we achieved first place ever in the Local Debt Capital Market, with 60 issuances and reaching a market share of ~25% equivalent to an amount of Ps.80 billion pesos, demonstrating the significant trust from our clients in our execution capabilities. Our goal is to offer the best customer experience in both, the advisory business and the retail business.

In terms of financial inclusion, we are very proud of our leadership in the region and the positive impact we have made on our customers through Tuiio. As of the end of 2022, we have helped more than 390 thousand low-income customers, to support inclusive growth through financial empowerment and education. Thanks to these loans, 65% of our clients have experienced improvements in their lives in personal and economic terms.

During 2023, we will continue advancing our strategic priorities, enhancing our products, digital offerings, distribution network, and, most importantly, the overall customer experience. Although we have made good progress with our bank’s operational transformation, we are nevertheless mindful that we must step up the pace in working toward our goal of building a much stronger franchise and becoming the best banking option in Mexico.”

III. Summary of 4Q22 Consolidated Results

In accordance with the General Procedures applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito), effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into effect, approaching the convergence to IFRS international standards. Therefore, the Bank's financial statements for the first, second, third and fourth quarter of 2022 and their summaries are not comparable with the financial statements for the first, second, third and fourth quarter of 2021, mainly in the consolidated statement of comprehensive income. The financial statements for those quarters and their summaries are presented jointly, only for illustrative purposes.

Earnings Release | 4Q.2022
Banco Santander México	3

Loan portfolio

Banco Santander México’s total loan portfolio (before “deferred items”), as of December 2022, increased 7.9% YoY, or Ps.59,115 million, to Ps.810,081 million, and 1.0%, or Ps.7,762 million, on a sequential basis.

During the quarter, total loan portfolio reflected YoY strong growth, showing solid performance in individual loans, mainly due to double-digit growth in credit cards, payroll and auto loans. While loan volumes in the commercial portfolio were driven by increases of middle-market companies and financial entities.

Deposits

Deposits, which represent 85.4% of Banco Santander México’s total funding1, increased 6.9% YoY in December 2022, to Ps.837,389 million. In turn, demand deposits decreased 2.1% YoY, mainly due to a 5.8% drop in corporate demand deposits, as the Bank continued working to improve its funding costs, prioritizing individual deposits and foregoing certain expensive corporate deposits. It is worth noting that demand deposits from individuals increased 4.2% YoY, supported by the Bank’s promotional campaigns; while time deposits increased 30.2% YoY, reflecting higher interest rate environment. On a sequential basis, demand deposits increased 5.6%, while time deposits grew 17.4%.

In December 2022, demand deposits from individuals represented 39.2% of total demand deposits, compared with 36.8% in December 2021. Time deposits from individuals represented 45.8% of total time deposits, compared with 43.4% a year ago. Total deposits from individuals is at its best mix ever, representing 41.4% of total deposits, compared with 38.6% in December 2021.

The loans-to-deposits ratio stood at 94.39% in December 2022, which compares to 92.94% in December 2021, and 102.28% in September 2022, maintaining a healthy funding position.

Net income

Banco Santander México reported 4Q22 net income of Ps.6,277 million, representing an increase of 19.7% YoY, and a decrease of 23.3% sequentially. The YoY increase was mainly due to the solid increase in NII and fees, along with lower expenses resulting from disciplined cost control. On a cumulative basis, net income for 12M22 reached Ps.26,476 million, representing a 46.4% YoY increase.

1 Total funding includes: deposits, credit instruments issued, bank and other loans and subordinated credit notes.

Earnings Release | 4Q.2022
Banco Santander México	4

Consolidated statement of comprehensive income
Million pesos				% Variation				% Variation
	4Q22	3Q22	4Q21	QoQ	YoY	12M22	12M21	22/21
Net interest income	19,945	18,370	16,046	8.6	24.3	72,008	63,085	14.1
Provisions for loan losses	(4,712)	(785)	(4,289)	—	9.9	(12,227)	(20,817)	(41.3)
Net interest income after provisions for loan losses	15,233	17,585	11,757	(13.4)	29.6	59,781	42,268	41.4
Commission and fee income, net	5,118	5,271	4,760	(2.9)	7.5	20,544	18,982	8.2
Net gain (loss) on financial assets and liabilities	1,028	1,056	1,342	(2.7)	(23.4)	4,186	5,031	(16.8)
Other operating income	(449)	(2,225)	416	(79.8)	—	(6,874)	(1,304)	—
Administrative and promotional expenses	(12,310)	(10,400)	(12,636)	18.4	(2.6)	(42,313)	(43,235)	(2.1)
Operating income	8,620	11,287	5,639	(23.6)	52.9	35,324	21,742	62.5
Equity in results of associated companies	-	-	30	0.0	(100.0)	324	200	62.0
Operating income before income taxes	8,620	11,287	5,669	(23.6)	52.1	35,648	21,942	62.5
Income taxes (net)	(2,343)	(3,099)	(424)	(24.4)	—	(9,172)	(3,862)	137.5
Net income	6,277	8,188	5,245	(23.3)	19.7	26,476	18,080	46.4
Effective tax rate (%)	27.18	27.46	7.48			25.73	17.60

Other comprehensive income	1,423	(327)	-	—	—	(5,697)	-	—
Valuation of financial instruments to collect or sell	1,677	112	-	—	—	(4,388)	-	—
Valuation of derivatives financial instruments for cash flow hedges	98	(425)	-	(123.1)	—	(813)	-	—
Remeasurement of defined benefit obligation	(352)	(14)	-	—	—	(496)	-	—

Participation in ORI of other entities	-	-	-	—	—	-	-	—

Integral result	7,700	7,861	-	(2.0)	—	20,779	-	—

Net result attributable to:	6,277	8,188	-	(23.3)	—	26,476	-	—
controlling interest	6,277	8,188	-	(23.3)	—	26,476	-	—
Non-controlling interest	-	-	-	—	—	-	-	—

Comprehensive income attributable to:	7,700	7,861	-	(2.0)	—	20,779	-	—
controlling interest	7,700	7,861	-	(2.0)	—	20,779	-	—
Non-controlling interest	-	-	-	—	—	-	-	—

Basic earnings per common share	0.92	1.21	-	(24.0)	—	3.90	-	—

4Q22 vs 4Q21

The 19.7% year-on-year increase in net income was principally driven by:

i)	A 24.3%, or Ps.3,899 million, increase in net interest income, mainly driven by the greater Bank’s focus on individual loans and deposits, as well as the higher interest rate environment. During 4Q22, Banxico increased the reference rate by 125 bps to 10.50%;

ii)	A 7.5%, or Ps.358 million, increase in net commissions and fees, mainly due to increases in insurance fees and account management, couple with lower other commissions and fees paid and lower banks correspondents commissions paid; and

iii)	A 2.6%, or Ps.326 million, decrease in administrative and promotional expenses, mainly due to the reclassification of contributions to IPAB to other operating income (expenses) in connection with the general procedures

Earnings Release | 4Q.2022
Banco Santander México	5

applicable to credit institutions effective as of January 1, 2022 and a decrease in depreciation and amortization, partially offset by increases in personnel expenses, other expenses and taxes and duties.

The increase in net income was partially offset by:

i)	A Ps1,919 million, increase in income taxes, which resulted in a 27.18% effective tax rate for the quarter, compared to 7.48% in 4Q21;

ii)	A Ps.865 million, increase in other operating expenses, mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses, as mentioned above, together with an extraordinary income from sale of acquiring business contracts booked in 4Q21 and partially offset by a reversal of provisions for legal expenses and costs related to portfolio recoveries during 4Q22;

iii)	A 9.9%, or Ps.423 million, increase in provisions for loan losses, reflecting healthy trends across the total loan portfolio;

iv)	A 23.4%, or Ps.314 million, decrease in net gains on financial assets and liabilities; and

v)	A Ps.30 million, decrease in the results of associated companies due to the recognition of GetNet México investment.

12M22 vs 12M21

The 46.4% year-on-year increase in net income was principally driven by:

i.	A 14.1%, or Ps.8,923 million, increase in net interest income, mainly driven by the greater Bank’s focus on individual loans and deposits, as well as higher interest rates. During 12M22, Banxico increased the reference rate by 500 bps to 10.50%;

ii.	A 41.3%, or Ps.8,590 million, decrease in provisions for loan losses, mainly driven by the release of provisions related to certain large corporates during 12M22 and a higher base in 12M21, as the Bank booked additional loan loss provisions to certain customers and faced higher write-offs;

iii.	A 8.2%, or Ps.1,562 million, increase in net commissions and fees, mainly due to increases in insurance fees, account management, debit and credit card fees and lower banks correspondents commissions paid;

iv.	A 2.1%, or Ps.922 million, decrease in administrative and promotional expenses, mainly due to the reclassification of contributions to IPAB to other operating income (expenses) and lower leasehold expenses, partly offset by increases in personnel expenses, other expenses, depreciation and amortization, taxes and duties, professional fees and collection services; and

v.	A 62.0%, or Ps.124 million, increase in the results of associated companies due to the recognition of GetNet Mexico investment.

The increase in net income was partially offset by:

i.	A Ps.5,570 million, increase in other operating expenses, mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses and higher provisions for legal and tax contingencies;

ii.	A 137.5%, or Ps.5,310 million, increase in income taxes, which resulted in a 25.73% effective tax rate in 12M22, compared to 17.60% in 12M21; and

iii.	A 16.8%, or Ps.845 million, decrease in net gains on financial assets and liabilities.

Earnings Release | 4Q.2022
Banco Santander México	6

Gross operating income

Banco Santander México’s gross operating income for 4Q22 totaled Ps.26,091 million, representing increases of 17.8% YoY, or Ps.3,943 million, and 5.6% QoQ, or Ps.1,394 million. The YoY increase was driven by the solid performance in net interest income, supported by the greater focus of the Bank on individual loans and deposits and higher fees, which more than offset lower market related income. Gross operating income for 12M22 amounted Ps.96,738 million, increasing 11.1% YoY, or Ps.9,640 million.

Gross operating income is broken down as follows.

Breakdown gross operating Income (%)
				Variation (bps)				Variation (bps)
	4Q22	3Q22	4Q21	QoQ	YoY	12M22	12M21	YoY
Net Interest Income	76.44	74.38	72.45	206	399	74.43	72.43	200
Net Commissions and Fees	19.62	21.34	21.49	(172)	(187)	21.24	21.79	(55)
Market related revenue	3.94	4.28	6.06	(34)	(212)	4.33	5.78	(145)
Gross Operating Income*	100.00	100.00	100.00			100.00	100.00

*Does not include other income

Return on average equity (ROAE)

ROAE for 4Q22 increased 220 basis points to 15.12%, from 12.92% reported in 4Q21 and decreased 502 basis points from 20.14% in 3Q22. For 12M22, ROAE stood at 15.94%, 481 basis points higher than the 11.13% reported in 12M21. ROAE was driven by the Bank’s greater exposure to individuals, both in credit and deposits, along with excellent risk management.

Earnings Release | 4Q.2022
Banco Santander México	7

Strategic initiatives and commercial actions

Banco Santander Mexico is one of the leading financial groups in the country with a longstanding commitment to innovation, technology services, and continued development. The Bank keeps strengthening and positioning itself as a market leader in value-added products and services by developing proper product offerings and servicing models for mass-market clients and simplifying processes and operations in order to improve customer service quality. Banco Santander Mexico will continue working on its digital transformation by reinforcing digital communication with the aim of expanding digital customers and channels, while strengthening client loyalty of active customers through cross-selling products and increasing satisfaction levels, within the intention of providing the best customer experience in Mexico.

The most relevant aspects of the fourth quarter are highlighted below:

➢	The Bank’s strategic priorities are complemented by a new breadth of products and services, which will allow it to cater to its customers more comprehensively.

▪	The “LikeU” credit card continues to have excellent market acceptance. Since its launch in September of last 2021, the Bank has issued +822 thousand LikeU cards with +91% of active cards. Currently, around 13% of total billing comes from LikeU. In addition, in September 2022, all LikeU credit card users and almost 5 million payroll customers were automatically enrolled in the new “Cash Back Baby” program and are benefiting through its unique offering.

▪	In September 2022, the Bank launched its newest recurring program “Cash Back Baby” which is the latest loyalty program that the Bank launched. With this program, customers will receive a percentage of money back automatically, without registration, and at no cost. The benefit cap is $10,000 pesos per year for the LikeU Credit Card; while for the Debit Card linked to payroll is $5,000 pesos per year. If the customer has both products, they will receive the benefits corresponding to each one.

▪	During 2022, Banco Santander executed 60 issuances in the Local Debt Capital Market, reaching a market share of ~25% equivalent to an amount of $80,221 million pesos, achieving first place ever in volume placed in DCM.

▪	Santander Mexico recently announced that between 2023 and 2025 will invest $500 million dollars each year, for a total of $1.5 billion dollars in this period to continue with the Bank’s digital and technological transformation.

▪	Santander Mexico is preparing the launch of its digital bank in the country under the name of Openbank, a business that has been operating for several years in Spain and has spread to other places such as Netherlands, Germany, Portugal and Argentina, aiming at attracting more digital customers. Currently, the Bank is waiting for regulator´s approval.

▪	The consolidation of the Hipoteca Online digital platform continued, being the only platform in Mexico that connects end to end all processes. In the quarter, the platform processed 97% of transactions digitally. As of 4Q22, around 56% of new originations came through Hipoteca Plus, which helps to

Earnings Release | 4Q.2022
Banco Santander México	8

drive cross-selling products, and 41% through Hipoteca Free. Besides, Hipoteca Integral, the Bank’s latest mortgage is reaching a segment of the population that was underserved, recognizing the total income of families (fixed and variable income). Santander continues to be the only bank in Mexico that offers a tailored interest rate based on the client's profile.

▪	The Bank continues to increase the number of its digital and mobile clients by 9% YoY and 10%, respectively. Besides, the ratio of loyal customers continues to grow, now loyal clients represent 45% of active clients (vs 41% in the same quarter of 2021). Moreover, digital transactions now account for more than 49% of total transactions, increasing by 6.3 pp compared to December 2021. As of December 2022, 62% of product sales were made through digital channels, compared to 56% a year ago.

Customers
(Thousands)				% Variation
	Dec-22	Sep-22	Dec-21	QoQ	YoY
Loyal Customers[1]	4,328	4,214	3,895	2.7	11.1
Digital Customers[2]	6,029	5,813	5,544	3.7	8.8
Mobile Customers[3]	5,772	5,547	5,252	4.1	9.9

1 Loyal customers = Clients with non-zero balance and depending on the segment should have between two and four products and between three and ten transactions in the last 90 days.

2 Digital customers = Clients with at least one digital transaction per month in SuperNet or SuperMóvil.

3 Mobile customers = Clients using Supermóvil and/or Superwallet in the last 30 days.

Responsible Banking

For Santander, being sustainable means taking into account the communities where we are present –the people and companies that make them up–, in order to generate continuous and profitable social progress at an economic, environmental, and ethical level. Santander Mexico's commitments to Responsible Banking are an example of its continuous efforts to guarantee a sustainable future for all. Operations are carried out in an ethical and transparent manner to ensure proper compliance with commitments. The Bank focuses on promoting financial inclusion, equity, the social development of communities, education, and care for the environment.

The Bank seeks to become a leading participant in contributing to the progress of people and companies in Mexico and all the countries where it operates. In this regard, it works on two main challenges: New Business Environment and Inclusive and Sustainable Growth.

The objective of the New Business Environment is for Santander employees to feel in a responsible, simple, diverse, and inclusive work environment, where leadership and commitment follow the Simple, Personal, and Fair culture while designing products focused on the client.

The goal to achieve Inclusive and Sustainable Growth aims to invest in the Bank’s community, financially empowering people, supporting higher education through scholarships and leaving a minimal environmental footprint while incentivizing ESG products across all business units. For more details, please visit the Responsible Banking section on the investor relations website.

As a result of these efforts, Banco Santander Mexico has achieved the following recognitions throughout the year:

•	On January 2023, Banco Santander Mexico obtained the Customer Protection Certification at the Silver level assigned by the MicroFinanza Rating (MFR) for its TUIIO initiative, making it the only financial inclusion and microfinance initiative with this certification of customer protection policies.

•	Banco Santander Mexico was the best-positioned bank in the country within the Dow Jones Sustainability Index MILA Pacific Alliance 2022, which measures the performance of issuers in the Chilean, Colombian, Mexican and Peruvian markets chosen according to ESG criteria. In total, 68 companies from the Latin American region, 24 of them Mexican, are part of this indicator, which include different lines of business, where Santander stands out as the best bank in Mexico in the 2022 evaluation.

•	Banco Santander Mexico received the “HRC Equidad MX 2023” Certification, which accredits it as one of the best places to work for LGBTQ+ equality, due to its inclusion and equity policies. Santander was awarded for having met all the categories criteria that were required for this year, reaching the 100 points established by the Global Labor Equity Program in Mexico.

Earnings Release | 4Q.2022
Banco Santander México	9

•	Santander has been named Bank of the Year in Financial Inclusion by The Banker magazine, which recognizes the entity's initiatives in responsible and sustainable banking to grow by serving "people and companies without access to financial services throughout the world with its initiative “Finanzas for All”, a comprehensive set of services that combines digitization with financial education,” according to the magazine.

•	Banco Santander is committed to providing access to financial services to 10 million people between 2019 and 2025 through microfinance products, financial education programs and other tools that provide access to financial services based on three main pillars: access, financing and resilience.

These are some indexes and recognitions that evaluate the Bank’s performance across economic, environmental, and social issues:

These are only some examples of the Bank’s effort to become a more responsible bank. For further information about Banco Santander México as a Responsible Bank go to:

https://servicios.santander.com.mx/comprometidos/eng/index.php

IV. Analysis of 4Q22 Consolidated Results

(Amounts expressed in millions of pesos, except where otherwise stated)

Loan portfolio

As of December 2022, the evolution of the total loan portfolio (before “deferred items”) reflected YoY strong growth, showing solid performance in individual loans, mainly due to double-digit growth in credit cards, payroll and auto loans. Mortgage loans continued expanding at a solid pace organically. While loan volumes in the commercial portfolio were driven by increases of middle-market companies and financial entities, despite soft SME loan demand.

Earnings Release | 4Q.2022
Banco Santander México	10

As a result, total loan portfolio increased 7.9% YoY, or Ps.59,115 million, to Ps.810,081 million in December 2022. On a sequential basis, total loan portfolio increased 1.0%, or Ps.7,762 million.

Portfolio Breakdown
Million pesos				% Variation
	Dec-22	Sep-22	Dec-21	QoQ	YoY
Commercial	450,168	453,257	435,364	(0.7)	3.4
Middle-market	216,946	227,820	200,834	(4.8)	8.0
Corporates	83,358	74,578	84,447	11.8	(1.3)
SMEs	51,063	52,509	55,787	(2.8)	(8.5)
Government & Financial Entities	98,801	98,350	94,296	0.5	4.8

Individuals	359,913	349,062	315,602	3.1	14.0
Consumer	149,106	141,358	121,762	5.5	22.5
Credit cards	64,350	60,571	53,405	6.2	20.5
Other consumer	84,756	80,787	68,357	4.9	24.0
Mortgages	210,807	207,704	193,840	1.5	8.8
Total	810,081	802,319	750,966	1.0	7.9

The commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 55.6% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 43.4% of the total. Middle-market, Corporate and SME loans represented 26.8%, 10.3% and 6.3% of the total loan portfolio, respectively.

The individuals loan portfolio, comprised of mortgages, consumer and credit card loans, represented 44.4% of the total loan portfolio. Mortgage, consumer and credit card loans, represented 26.0%, 10.5% and 7.9% of the total loan portfolio, respectively.

Loan portfolio breakdown by stages
Million pesos
	Dec-22%		Sep-22%
Stage 1
Commercial	423,276	52.3	431,052	53.7

Individuals	337,449	41.7	325,171	40.5
Consumer	141,916	17.5	134,104	16.7
Credit cards	60,731	7.5	56,709	7.1
Other consumer	81,185	10.0	77,395	9.6
Mortgages	195,533	24.1	191,067	23.8
Total stage 1	760,725	93.9	756,223	94.3

Stage 2
Commercial	21,742	2.7	17,618	2.2

Individuals	12,376	1.5	12,384	1.5
Consumer	3,448	0.4	3,270	0.4

Loan portfolio breakdown
Million pesos
	Dec-21%
Performing loans
Commercial	430,969	57.4

Individuals	303,606	40.4
Consumer	117,995	15.7
Credit cards	51,502	6.9
Other consumer	66,493	8.9
Mortgages	185,611	24.7
Total performing loans	734,575	97.8

Non-performing loans
Commercial	4,395	0.6

Individuals	11,996	1.6
Consumer	3,767	0.5
Credit cards	1,902	0.3
Other consumer	1,865	0.2
Mortgages	8,229	1.1
Total non-performing loans	16,391	2.2

Total loan portfolio
Commercial	435,364	58.0

Individuals	315,602	42.0
Consumer	121,762	16.2
Credit cards	53,405	7.1
Other consumer	68,357	9.1
Mortgages	193,840	25.8
Total loan portfolio	750,966	100.0

Earnings Release | 4Q.2022
Banco Santander México	11

Credit cards	1,872	0.2	1,762	0.2
Other consumer	1,576	0.2	1,508	0.2
Mortgages	8,928	1.1	9,114	1.1
Total stage 2	34,118	4.2	30,002	3.7

Stage 3
Commercial	5,150	0.6	4,587	0.6

Individuals	10,088	1.2	11,507	1.4
Consumer	3,742	0.5	3,984	0.5
Credit cards	1,747	0.2	2,100	0.3
Other consumer	1,995	0.2	1,884	0.2
Mortgages	6,346	0.8	7,523	0.9
Total stage 3	15,238	1.9	16,094	2.0

Total loan portfolio
Commercial	450,168	55.6	453,257	56.5

Individuals	359,913	44.4	349,062	43.5
Consumer	149,106	18.4	141,358	17.6
Credit cards	64,350	7.9	60,571	7.5
Other consumer	84,756	10.5	80,787	10.1
Mortgages	210,807	26.0	207,704	25.9
Total loan portfolio	810,081	100.0	802,319	100.0

As of December 2022, commercial loans increased 3.4% YoY, or Ps.14,804 million, due to increases of 8.0%, or Ps.16,112 million in middle-market loans and 57.4%, or Ps.5,183 million in financial institutions loans. Meanwhile, SME, corporate and government entities loans, decreased, 8.5% YoY, or Ps.4,725 million, 1.3%, or Ps.1,089 million and 0.8%, or Ps.678 million, respectively. Sequentially, commercial loans decreased 0.7%, or Ps.3,089 million.

Mortgage loans continued showing strong growth, increasing 8.8% YoY, or Ps.16,967 million and 1.5%, or Ps.3,103 million sequentially, due to the Bank’s innovative and competitive offering in mortgages. The “Hipoteca Plus” product remains the main driver behind this strong performance, accounting for 56% of total mortgage origination in the quarter, which also helps the Bank to increase cross-selling of other products, as well as build customer loyalty. In addition, the digital onboarding platform for mortgages, “Hipoteca Online”, has allowed the Bank to be more efficient in terms of response times and eliminating the need for our customers to visit a branch, all resulting in a much better customer experience. During 4Q22, 97% of the mortgages were processed through this digital platform. However, the total mortgage loan portfolio is still affected by the run-off of acquired portfolios, excluding this effect, the mortgage portfolio would have increased 11.3% YoY.

Credit card loans continued growing at a solid pace, expanding 20.5% YoY, or Ps.10,945 million, and 6.2% QoQ, or Ps.3,779 million, reflecting an average usage increase of 8.8% YoY, and supported by the Bank’s successful product “Like U”. Currently, more than 12.5% of total billing comes from “Like U” credit cards.

It is worth noting that auto loans continued showing a strong performance, increasing 42.5% YoY, or Ps.7,750 million in December 2022 and a 10.2%, or Ps.2,399 million, sequentially. This was a result of the Bank’s alliances with leading automakers in Mexico and supported by the “Super Auto Santander” platform. In addition, with the aim of expanding the business further, the Bank was very active in the used cars segment of the market. As of today, used car loans represent 10% of the total auto loan portfolio. According to the last information published by CNBV, as of November 2022, market share of the Bank in the auto business was 15.6% vs. 11.5% a year ago.

Payroll loans delivered a solid performance, increasing 20.8% YoY, or Ps.7,467 million in December 2022 and a 3.4%, or Ps.1,410 million, sequentially, while personal loans increased 7.9% YoY, or Ps.1,087 million in December 2022 and 1.0%, or Ps.150 million, sequentially, due to the Bank’s improving offer, processes and benefits programs, among others.

Earnings Release | 4Q.2022
Banco Santander México	12

Total Deposits

Total deposits in December 2022 stood at Ps.837,389 million, an increase of 6.9%, or Ps.54,271 million. On a sequential basis, total deposits grew 9.4%, or Ps.71,834 million. Demand deposits reached Ps.551,913 million, decreasing 2.1% YoY, or Ps.11,921 million, while time deposits increased 30.2% YoY, or Ps.66,192 million. On a sequential basis, demand deposits increased 5.6% QoQ, or Ps.29,457 million, while time deposits increased 17.4% QoQ, or Ps.42,377 million. Deposits from individuals expanded 14.6% YoY, or Ps.44,252 million, and corporates increased 2.1% YoY, or Ps.10,019 million. The Bank continued working to improve its funding costs, prioritizing individual deposits and foregoing certain expensive corporate deposits.

Net interest income

Net interest income
Million pesos				% Variation				% Variation
	4Q22	3Q22	4Q21	QoQ	YoY	12M22	12M21	22/21
Interest on funds available	1,154	774	416	49.1	—	3,008	1,554	93.6
Interest on margin accounts	371	260	88	42.7	—	946	289	227.3
Interest and yield on securities	8,732	7,508	6,020	16.3	45.0	29,255	23,162	26.3
Interest and yield on loan portfolio – excluding credit cards	22,797	20,638	15,870	10.5	43.6	78,774	60,695	29.8
Interest and yield on loan portfolio related to credit cards	4,241	3,708	3,170	14.4	33.8	14,427	12,175	18.5
Commissions collected on loan originations	153	142	143	7.7	7.0	562	573	(1.9)
Interest and premium on sale and repurchase agreements and securities loans	3,325	2,575	1,141	29.1	—	8,884	3,546	150.5
Interest income	40,773	35,605	26,848	14.5	51.9	135,856	101,994	33.2

Daily average interest- earnings assets	1,509,601	1,487,546	1,440,592	1.5	4.8	1,474,458	1,399,528	5.4

Interest from customer deposits – demand deposits	(3,434)	(2,712)	(2,224)	26.6	54.4	(11,062)	(7,806)	41.7
Interest from customer deposits – time deposits	(6,077)	(4,527)	(2,403)	34.2	—	(16,986)	(8,939)	90.0
Interest from credit instruments issued	(1,500)	(1,561)	(1,231)	(3.9)	21.9	(5,791)	(4,755)	21.8
Interest on bank and other loans	(1,112)	(924)	(593)	20.3	87.5	(3,310)	(2,078)	59.3
Interest on subordinated capital notes	(402)	(414)	(427)	(2.9)	(5.9)	(1,646)	(1,668)	(1.3)
Others	(192)	(152)	0	26.3	100.0	(659)	0	100.0
Interest and premium on sale and repurchase agreements and securities loans	(8,111)	(6,945)	(3,924)	16.8	106.7	(24,394)	(13,663)	78.5
Interest expense	(20,828)	(17,235)	(10,802)	20.8	92.8	(63,848)	(38,909)	64.1

Earnings Release | 4Q.2022
Banco Santander México	13

Daily average interest-bearing liabilities	1,331,714	1,313,713	1,264,541	1.4	5.3	1,295,321	1,242,346	4.3

Net interest income	19,945	18,370	16,046	8.6	24.3	72,008	63,085	14.1

Net interest income in 4Q22 totaled Ps.19,945 million, increasing 24.3% YoY, or Ps.3,899 million, and 8.6% QoQ, or Ps.1,575 million.

The 24.3% YoY increase in net interest income resulted from the combination of:

i)	A 51.9%, or Ps.13,925 million, increase in interest income, to Ps.40,773 million, which resulted from the combined effect of a 328 basis points increase in the average interest rate received and a 4.8%, or Ps.69,009 million, increase in average interest-earning assets; and

ii)	A 92.8%, or Ps.10,026 million, increase in interest expense, to Ps.20,828 million, stemming from a 278 basis points increase in the average interest rate paid and a 5.3%, or Ps.67,173 million, increase in interest-bearing liabilities.

The net interest margin ratio (NIM), calculated using daily average interest-earning assets for 4Q22, stood at 5.28%, compared to 4.46% in 4Q21 and 4.94% in 3Q22. The YoY increase in NIM was principally driven by the expansion of retail volumes in loans and deposits, as well as higher interest rates. On a cumulative basis, NIM for 12M22 reached 4.88%, an increase of 37 basis points from 12M21.

Interest Income

Total average interest earning assets in 4Q22 amounted to Ps.1,509,601 million, increasing 4.8% YoY, or Ps.69,009 million, mainly driven by increases of 11.9% YoY, or Ps.86,264 million, in the average loan portfolio, a 79.2% YoY, or Ps.78,303 million, in repurchase agreements, and a 11.8% YoY, or Ps.2,294 million, in margin accounts, partly offset by decreases of 15.1% YoY, or Ps.78,499 million, in the average amount of investment in securities and a 25.4% YoY, or Ps.19,353 million in the average amount of funds available. Banco Santander México’s interest earning assets are broken down as follows:

Average Assets (Interest-Earnings Assets)
Breakdown (%)
	4Q21	1Q22	2Q22	3Q22	4Q22
Loan portfolio	50.3	53.0	52.8	52.8	53.8
Investment in securities	36.2	34.6	33.1	31.6	29.3
Funds available	5.3	4.7	4.3	4.0	3.8
Repurchase agreements	6.9	6.4	8.4	10.2	11.7
Margin accounts	1.4	1.4	1.4	1.4	1.4
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest income consists mainly of interest from the loan portfolio and commissions on loan originations, which in 4Q22 generated Ps.27,191 million and accounted for 66.7% of total interest income. The remaining interest income of Ps.13,582 million is broken down as follows: 21.4% from investment in securities, 8.2% from repurchase agreements, 2.8% from funds available, and 0.9% from margin accounts.

Interest income for 4Q22 increased 51.9%, or Ps.13,925 million YoY, to Ps.40,773 million, reflecting higher interest income from total loan portfolio, investment in securities, repurchase agreements, funds available and margin

Earnings Release | 4Q.2022
Banco Santander México	14

accounts, which increased 42.0%, or Ps.7,998 million, 45.0%, or Ps.2,712 million, Ps.2,184 million, Ps.738 million and Ps.283 million, respectively.

The average interest yield on interest-earning assets in 4Q22 stood at 10.57%, increasing 328 basis points from 7.29% in 4Q21. Sequentially, the average interest yield on interest-earning assets increased 120 basis points from 9.37% in 3Q22.

In 4Q22, the average interest rate on the total loan portfolio stood at 13.04%, an increase of 277 basis points YoY. Relative to 4Q21, the average reference rate (TIIE28) increased 485 basis points. The average interest rate on the commercial loan portfolio stood at 11.04%, an increase of 391 basis points YoY, while the yield of the credit card loan portfolio stood at 26.05%, an increase of 261 basis points YoY, the yield of consumer loan portfolio stood at 23.36%, an increase of 77 basis points YoY and the average interest rate on the mortgage loan portfolio stood at 9.36%, an increase of 13 basis points YoY. While the average interest rate on the investment in securities portfolio stood at 7.73%, increasing 321 basis points YoY.

Interest income
Million Pesos	4Q22			4Q21			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Funds available	56,885	1,154	7.94	76,238	416	2.14	(25.4)	177.4	580
Margin accounts	21,777	371	6.67	19,483	88	1.77	11.8	321.6	490
Investment in securities	442,293	8,732	7.73	520,792	6,020	4.52	(15.1)	45.0	321
Loan portfolio	811,484	27,038	13.04	725,220	19,040	10.27	11.9	42.0	277
Commissions collected on loan originations	—	153	—	—	143	—	—	7.0	—
Sale and repurchase agreements and securities loans	177,162	3,325	7.34	98,859	1,141	4.52	79.2	191.4	282
Interest income	1,509,601	40,773	10.57	1,440,592	26,848	7.29	4.8	51.9	328

Interest income from the total loan portfolio increased 42.0%, or Ps.7,998 million, which resulted from the combined effect of a 11.9%, or Ps.86,264 million, increase in average loan portfolio volume, and a 277 basis points increase in the average interest rate. The increase in interest income from the loan portfolio resulted from the following YoY combined effects by product:

▪	Commercial: 9.7%, or Ps.40,526 million increase, with a 11.04% interest yield, which increased 391 bps;

▪	Mortgages: 9.9%, or Ps.18,757 million increase, with a 9.36% interest yield, which increased 13 bps;

▪	Consumer: 24.6%, or Ps.16,212 million increase, with a 23.36% interest yield, which increased 77 bps; and

▪	Credit Cards: 20.3%, or Ps.10,769 million increase, with a 26.05% interest yield, which increased 261 bps.

Interest income from investment in securities increased 45.0% YoY, or Ps.2,712 million, which resulted from the combined effect of a 321 basis points increase in the average interest rate, and a decrease of 15.1%, or Ps.78,499 million, in average volume. Interest income from repurchase agreements increased Ps.2,184 million, which resulted from the increase of 79.2%, or Ps.78,303 million, in average volume, and a 282 basis points increase in the average interest rate.

Earnings Release | 4Q.2022
Banco Santander México	15

Interest expense

Total average interest-bearing liabilities amounted to Ps.1,331,714 million, increasing 5.3% YoY, or Ps.67,173 million, and were driven by increases of 21.9%, or Ps.53,252 million, in time deposits, and a 11.0%, or Ps.37,118 million, in repurchase agreements. These increases were partly offset by decreases of 3.3%, or Ps.17,808 million, in demand deposits, 7.9%, or Ps.3,117 million, in bank and other loans, 5.4%, or Ps.1,455 million, in subordinated capital notes, and 1.0%, or Ps.817 million, in credit instruments issued.

Banco Santander México’s interest-bearing liabilities are broken down as follows:

Average liabilities (interest-bearing liabilities)
Breakdown (%)
	4Q21	1Q22	2Q22	3Q22	4Q22
Demand deposits	42.4	42.2	41.9	38.7	39.0
Sale and repurchase agreements and securities loans	26.7	25.3	25.7	27.9	28.1
Time deposits	19.3	20.6	20.3	21.3	22.3
Credit instruments issued	6.4	6.8	6.9	7.1	6.0
Bank and other loans	3.1	3.0	3.2	3.0	2.7
Subordinated capital notes	2.1	2.1	2.0	2.0	1.9
Total	100.0	100.0	100.0	100.0	100.0

Banco Santander México’s interest expense consists mainly of interest paid on customer deposits and repurchase agreements, which in 4Q22 amounted to Ps.9,511 million and Ps.8,111 million, respectively, accounting for 45.7% and 38.9% of interest expenses. The remaining Ps.3,206 million was paid as follows: 7.2% on credit instruments issued, 5.4% on bank and other loans, 1.9% on subordinated capital notes, and 0.9% on other interest expenses.

Interest expense for 4Q22 increased 92.8% YoY, or Ps.10,026 million, to Ps.20,828 million, mainly driven by higher interest expenses on repurchase agreements, time deposits, demand deposits, bank and other loans, credit instruments issued and other interest expenses.

The average interest rate on interest-bearing liabilities increased 278 basis points to 6.12% in 4Q22. For 4Q22, the average interest rate on the main sources of funding increased YoY as follows:

▪	416 basis points in time deposits, at an average interest rate paid of 8.02%;

▪	392 basis points in repurchase agreements, at an average interest rate paid of 8.47%; and

▪	97 basis points in demand deposits, at an average interest rate paid of 2.59%.

Earnings Release | 4Q.2022
Banco Santander México	16

Interest expense
Million pesos	4Q22			4Q21			Var YoY
	Average Balance	Interest	Yield (%)	Average Balance	Interest	Yield (%)	Average Balance	Interest (%)	Yield (bps)
Demand deposits	518,831	3,434	2.59	536,639	2,224	1.62	(3.3)	54.4	97
Time deposits	296,641	6,077	8.02	243,389	2,403	3.86	21.9	152.9	416
Credit instruments issued	79,644	1,500	7.37	80,461	1,231	5.99	(1.0)	21.9	138
Bank and other loans	36,390	1,112	11.96	39,507	593	5.87	(7.9)	87.5	609

Earnings Release | 4Q.2022
Banco Santander México	17

Subordinated capital notes	25,520	402	6.16	26,975	427	6.19	(5.4)	(5.9)	(3)
Sale and repurchase agreements and securities loans	374,688	8,111	8.47	337,570	3,924	4.55	11.0	106.7	392
Other interest expenses	—	192	—	—	—	—	—	—	—
Interest expense	1,331,714	20,828	6.12	1,264,541	10,802	3.34	5.3	92.8	278

Increases in individual deposits continued to reflect the Bank’s focus on driving profitability and foregoing certain expensive corporate deposits in order to improve the cost of the deposits. The average balance of demand deposits decreased 3.3% YoY, or Ps.17,808 million, while the average balance of time deposits increased 21.9% YoY, or Ps.53,252 million. Interest paid on time deposits increased Ps.3,674 million YoY, and interest paid on demand deposits increased 54.4% YoY, or Ps.1,210 million.

Provisions for loan losses and asset quality

During 4Q22, provisions for loan losses amounted to Ps.4,712 million, which represented increases of 9.9% YoY, or Ps.423 million and Ps.3,927 million, on a sequential basis, the YoY increase reflected healthy trends across the total loan portfolio and the QoQ increase was driven by a low base in 3Q22 due to the release of provisions related to certain large corporates, together with a positive performance in the retail portfolio.

Loan Loss Reserves
Million pesos				% Variation				% Variation
	4Q22	3Q22	4Q21	QoQ	YoY	12M22	12M21	YoY
Commercial	374	(2,809)	1,408	(113.3)	(73.4)	(1,497)	7,823	(119.1)
Consumer	3,308	3,207	2,538	3.1	30.3	11,507	11,251	2.3
Mortgages	1,030	387	343	—	—	2,217	1,743	27.2
Total	4,712	785	4,289	—	9.9	12,227	20,817	(41.3)

Cost of risk ( %)
Million pesos				Variation (bps)				Variation (bps)
	4Q22	3Q22	4Q21	QoQ	YoY	12M22	12M21	YoY
Commercial	(0.34)	(0.11)	1.87	(23)	(221)	(0.34)	1.87	(221)
Consumer	8.55	8.39	9.66	16	(111)	8.55	9.66	(111)
Mortgages	1.09	0.77	0.95	32	14	1.09	0.95	14
Total	1.56	1.54	2.90	2	(134)	1.56	2.90	(134)

In accordance with the General Procedures applicable to Credit Institutions effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into effect, approaching the convergence to IFRS international standards. Therefore, the NPL ratio is not comparable with previous periods.

The stage 3 total loan portfolio in December 2022 stood at Ps.15,238 million, reflecting healthy trends across the loan portfolio and the adoption of the IFRS 9 methodology and Ps.16,094 as of September 2022, meanwhile the non-performing loans as of December 2021 stood at Ps.16,391 million.

Earnings Release | 4Q.2022
Banco Santander México	18

Consumer loan portfolio (including credit cards) NPL ratio in December 2022 stood at 2.51%, 3.09% in December 2021 and 2.82% in September 2022. At the same time, SME loans NPL stood at 1.70% in December 2022, 2.80% in December 2021 and 1.54% in September 2022. While commercial loans NPL ratio stood at 1.14% in December 2022, 1.01% in December 2021 and 1.01% in September 2022. Finally, mortgage loans NPL ratio stood at 3.01% in December 2022, 4.25% in December 2021 and 3.62% in September 2022.

The breakdown of the stage 3 total loan portfolio is as follows: mortgage loans 41.6%, commercial loans 33.8% and consumer loans (including credit cards) 24.6%.

Non-Performing loan ratio (%)
				Variation (bps)
	Dec-22	Sep-22	Dec-21	QoQ
Commercial	1.14	1.01	1.01	13
SMEs	1.70	1.54	2.80	16
Others	0.94	1.94	1.39	(100)

Individuals
Consumer	2.51	2.82	3.09	(31)
Credit Card	2.71	3.47	3.56	(76)
Other consumer	2.35	2.33	2.73	2
Mortgages	3.01	3.62	4.25	(61)
Total	1.88	2.01	2.18	(13)

The non-performing loans led to an NPL ratio of 1.88% in December 2022, a 2.18% in December 2021 and 2.01% in September 2022.

Finally, the coverage ratio as of December 2022 stood at 145.82%, 141.38% in December 2021 and 133.58% in September 2022.

Earnings Release | 4Q.2022
Banco Santander México	19

Commission and fee income, net

Commission and fee income, net
Million pesos				% Variation				% Variation
	4Q22	3Q22	4Q21	QoQ	YoY	12M22	12M21	22/21
Commission and fee income
Debit and credit card	2,952	2,675	2,610	10.4	13.1	10,602	9,363	13.2
Account management	755	768	671	(1.7)	12.5	3,012	2,593	16.2
Collection services	555	587	532	(5.5)	4.3	2,359	2,206	6.9
Investment funds	495	493	458	0.4	8.1	1,900	1,747	8.8
Insurance	1,574	1,545	1,437	1.9	9.5	6,204	5,508	12.6
Purchase-sale of securities and money market transactions	237	269	211	(11.9)	12.3	1,008	959	5.1
Checks trading	41	39	46	5.1	(10.9)	159	174	(8.6)
Foreign trade	281	382	319	(26.4)	(11.9)	1,560	1,495	4.3
Financial advisory services	293	406	412	(27.8)	(28.9)	1,536	1,440	6.7
Other	255	286	247	(10.8)	3.2	1,018	953	6.8
Total	7,438	7,450	6,943	(0.2)	7.1	29,358	26,438	11.0

Commission and fee expense
Debit and credit card	(1,533)	(1,244)	(1,180)	23.2	29.9	(4,964)	(3,937)	26.1

Earnings Release | 4Q.2022
Banco Santander México	20

Investment funds	0	0	0	0.0	0.0	(1)	(1)	0.0
Insurance	0	0	0	0.0	0.0	0	(75)	(100.0)
Purchase-sale of securities and money market transactions	(58)	(54)	(62)	7.4	(6.5)	(237)	(182)	30.2
Checks trading	(17)	(17)	(12)	0.0	41.7	(68)	(48)	41.7
Financial advisory services	(36)	(13)	(134)	—	(73.1)	(138)	(142)	(2.8)
Bank Correspondents	(151)	(164)	(199)	(7.9)	(24.1)	(674)	(850)	(20.7)
Other	(525)	(687)	(596)	(23.6)	(11.9)	(2,732)	(2,221)	23.0
Total	(2,320)	(2,179)	(2,183)	6.5	6.3	(8,814)	(7,456)	18.2

Commission and fee income, net
Debit and credit card	1,419	1,431	1,430	(0.8)	(0.8)	5,638	5,426	3.9
Account management	755	768	671	(1.7)	12.5	3,012	2,593	16.2
Collection services	555	587	532	(5.5)	4.3	2,359	2,206	6.9
Investment funds	495	493	458	0.4	8.1	1,899	1,746	8.8
Insurance	1,574	1,545	1,437	1.9	9.5	6,204	5,433	14.2
Purchase-sale of securities and money market transactions	179	215	149	(16.7)	20.1	771	777	(0.8)
Checks trading	24	22	34	9.1	(29.4)	91	126	(27.8)
Foreign trade	281	382	319	(26.4)	(11.9)	1,560	1,495	4.3
Financial advisory services	257	393	278	(34.6)	(7.6)	1,398	1,298	7.7
Bank Correspondents	(151)	(164)	(199)	(7.9)	(24.1)	(674)	(850)	(20.7)
Other	(270)	(401)	(349)	(32.7)	(22.6)	(1,714)	(1,268)	35.2

Total	5,118	5,271	4,760	(2.9)	7.5	20,544	18,982	8.2

Earnings Release | 4Q.2022
Banco Santander México	21

In 4Q22, net commission and fee income totaled Ps.5,118 million, which represented an increase of 7.5% YoY, or Ps.358 million, and a decrease sequentially of 2.9% or Ps.153 million. Commission and fee income increased 7.1% YoY, or Ps.495 million, to Ps.7,438 million in 4Q22, while commission and fee expense increased 6.3% YoY, or Ps.137 million, to Ps.2,320 million in 4Q22.

The main contributors to net commissions and fees were insurance fees, which accounted for 30.8% of the total, followed by credit and debit card fees, account management and collection services fees, which accounted for 27.7%, 14.8% and 10.8% of total commissions and fees, respectively.

Net commissions and fees
Breakdown (%)
	4Q22	3Q22	4Q21	12M22	12M21
Insurance	30.8	29.3	30.2	30.2	28.6
Debit and credit card	27.7	27.1	30.0	27.4	28.6
Account management	14.8	14.6	14.1	14.7	13.7
Collection services	10.8	11.1	11.2	11.5	11.6
Investment funds	9.7	9.4	9.6	9.2	9.2
Foreign trade	5.5	7.2	6.7	7.6	7.9
Financial advisory services	5.0	7.5	5.8	6.8	6.8
Purchase-sale of securities and money market transactions	3.5	4.1	3.1	3.8	4.1
Checks trading	0.5	0.4	0.7	0.4	0.7
Bank correspondents	(3.0)	(3.1)	(4.1)	(3.3)	(4.5)
Other	(5.3)	(7.6)	(7.3)	(8.3)	(6.7)
Total	100.0	100.0	100.0	100.0	100.0

Net commissions and fees went up 7.5% YoY, or Ps.358 million in 4Q22, mostly as a result of:

i)	A 9.5%, or Ps.137 million, increase in insurance fees;

ii)	A 12.5%, or Ps.84 million, increase in account management;

iii)	A 22.6%, or Ps.79 million, decrease in other commissions and fees paid; and

iv)	A 24.1%, or Ps.48 million, decrease in banks correspondents fees paid.

On a cumulative basis, net commissions and fees amounted Ps.20,544 million in 12M22, reflecting a YoY increase of 8.2%, or Ps.1,562 million. Commission and fee income increased 11.0%, or Ps.2,920 million, while commission and fee expense increased 18.2%, or Ps.1,358 million.

Earnings Release | 4Q.2022
Banco Santander México	22

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Million pesos				% Variation				% Variation
	4Q22	3Q22	4Q21	QoQ	YoY	12M22	12M21	22/21
Valuation
Foreign exchange	(8,248)	9,205	81	—	—	1,267	(1,093)	—
Derivatives	(2,830)	992	1,555	—	—	2,676	5,898	(54.6)
Equity securities	166	98	1	(69.4)	—	154	131	17.6
Debt instruments	2,273	(2,442)	(2,195)	—	—	(4,927)	(9,557)	48.4
Valuation result	(8,639)	7,853	(558)	—	—	(830)	(4,621)	82.0

Purchase / sale of securities
Foreign exchange	8,389	(9,021)	830	—	—	(504)	4,430	(111.4)
Derivatives	956	1,769	760	46.0	(25.8)	4,338	3,584	21.0
Equity securities	0	55	53	100.0	100.0	25	264	(90.5)
Debt instruments	322	400	257	19.5	(25.3)	1,157	1,374	(15.8)
Purchase -sale result	9,667	(6,797)	1,900	—	—	5,016	9,652	(48.0)

Total	1,028	1,056	1,342	2.7	23.4	4,186	5,031	(16.8)

In 4Q22, Banco Santander México reported a Ps.1,028 million net gain from financial assets and liabilities, which compares with a gain of Ps.1,342 million in 4Q21 and a gain of Ps.1,056 million in 3Q22.

The Ps.1,028 million net gain from financial assets and liabilities in the quarter is mostly a result of:

i)	A Ps.9,667 million purchase-sale gain, related to a gains of Ps.8,389 million, Ps.956 million and Ps.322 million, in foreign exchange, derivatives and debt instruments, respectively; and

ii)	A Ps.8,639 million valuation loss, which resulted from losses of Ps.8,248 million and Ps.2,830 million, in foreign exchange and derivatives, respectively. These losses were partly offset by a gains of Ps.2,273 million and Ps.166 million, in debt instruments and equity securities.

On a cumulative basis, net gain from financial assets and liabilities for 12M22, reached Ps.4,186 million, representing a decrease of 16.8% YoY, or Ps.845 million.

Earnings Release | 4Q.2022
Banco Santander México	23

Other operating expense

Other operating expense
Million pesos				% Variation				% Variation
	4Q22	3Q22	4Q21	QoQ	YoY	12M22	12M21	22/21

Cancellation of liabilities and reserves	50	25	139	100.0	(64.0)	128	244	(47.5)
Interest on personnel loans	81	80	58	1.3	39.7	299	203	47.3
Fair value registration foreclosed assets	196	0	0	100.0	100.0	196	0	100.0
Allowance for losses on foreclosed assets	(36)	(19)	(23)	89.5	56.5	(27)	(47)	(42.6)
Profit from sale of foreclosed assets	7	14	30	(50.0)	(76.7)	91	174	(47.7)
Technical advisory and technology services	51	33	7	54.5	—	176	68	—
Portfolio recovery legal expenses and costs	719	(362)	(238)	—	—	(409)	(995)	(58.9)
Premiums paid on guarantees for SMEs loans portfolio	(211)	(239)	(276)	(11.7)	(23.6)	(1,049)	(1,138)	(7.8)
Write-offs and bankruptcies	(145)	(177)	(78)	(18.1)	85.9	(745)	(670)	11.2
Provision for legal and tax contingencies	(74)	(590)	(114)	(87.5)	(35.1)	(1,501)	(292)	—
Income from sale of acquiring business contracts	0	0	816	0.0	(100.0)	0	816	(100.0)
Contributions to IPAB	(1,005)	(993)	0	1.2	100.0	(3,981)	0	100.0
Others	(82)	3	95	—	—	(52)	333	(115.6)

Total	(449)	(2,225)	416	(79.8)	—	(6,874)	(1,304)	—

Other operating expenses in 4Q22 totaled Ps.449 million, which compares with an income of Ps.416 million in 4Q21 and with an expense of Ps.2,225 million reported in 3Q22.

The Ps.865 million, YoY increase, in other operating expense in 4Q22, was mainly due to the reclassification of contributions to IPAB from administrative and promotional expenses for Ps.1,005 million, together with an extraordinary income from sale of acquiring business contracts booked in 4Q21 of Ps.816 million and partially offset by a reversal of provisions for legal expenses and costs related to portfolio recoveries during 4Q22 of Ps.957 million. The reclassification of contributions to IPAB from administrative and promotional expenses to other operating income (expenses) was due to the new accounting standards, applicable since January 2022.

On a cumulative basis, other operating expenses for 12M22, reached Ps.6,874 million, representing a Ps.5,570 million, YoY increase.

Earnings Release | 4Q.2022
Banco Santander México	24

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs, such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and a long-term incentive plan for the Bank’s executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, rental of properties and hardware, advertising and communication, surveillance and cash courier services, and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Million pesos				% Variation				% Variation
	4Q22	3Q22	4Q21	QoQ	YoY	12M22	12M21	22/21
Salaries and employee benefits	6,181	4,986	5,720	24.0	8.1	20,278	18,152	11.7
Credit card operation	47	35	3	34.3	—	147	146	0.7
Professional fees	335	264	359	26.9	(6.7)	1,204	1,053	14.3
Leasehold	670	575	703	16.5	(4.7)	2,308	2,587	(10.8)
Promotional and advertising expenses	220	181	247	21.5	(10.9)	829	757	9.5
Taxes and duties	410	519	308	(21.0)	33.1	2,131	1,969	8.2
Technology services (IT)	2,022	1,407	2,057	43.7	(1.7)	6,062	6,079	(0.3)
Depreciation and amortization	1,051	1,335	1,154	(21.3)	(8.9)	4,901	4,698	4.3
Contributions to IPAB	0	0	970	0.0	(100.0)	0	3,801	(100.0)
Cash protection	404	337	330	19.9	22.4	1,341	1,237	8.4
Others	970	761	785	27.5	23.6	3,112	2,756	12.9

Total	12,310	10,400	12,636	18.4	(2.6)	42,313	43,235	(2.1)

Banco Santander México’s administrative and promotional expenses are broken down as follows

Administrative and promotional expenses
Breakdown (%)
	4Q22	3Q22	4Q21	12M22	12M21
Personnel	50.2	47.9	45.3	47.9	42.0
Technology services (IT)	16.4	13.6	16.3	14.3	14.1
Depreciation and amortization	8.5	12.9	9.1	11.6	10.9
Others	7.9	7.3	6.3	7.4	6.4
Leasehold	5.5	5.6	5.6	5.5	5.9
Taxes and duties	3.3	5.0	2.4	5.0	4.6
Cash protection	3.3	3.2	2.6	3.2	2.9
Professional fees	2.7	2.5	2.8	2.8	2.4
Promotional and advertising expenses	1.8	1.7	2.0	2.0	1.8
Credit card operation	0.4	0.3	0.0	0.3	0.3
IPAB	-	-	7.7	-	8.7
Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 4Q22 totaled Ps.12,310 million, compared to Ps.12,636 million in 4Q21 and Ps.10,400 million in 3Q22, decreasing 2.6% YoY, or Ps.326 million. Sequentially, the increase was 18.4%, or Ps.1,910 million.

The 2.6% YoY, or Ps.326 million, decrease in administrative and promotional expenses was mainly due to the following decreases:

i)	A Ps.970 million, in contributions to IPAB, due to the reclassification to other operating income (expenses), as mentioned above; and

ii)	A 8.9%, or Ps.103 million, in depreciations and amortizations.

These decreases were partly offset by the following increases:

i)	A 8.1%, or Ps.461 million, in salaries and employee benefits, mainly due to the recognition of provisions for bonuses;

ii)	A 23.6%, or Ps.185 million, in other expenses; and

iii)	A 33.1%, or Ps.102 million, in taxes and duties.

The efficiency ratio for the quarter decreased 799 basis points YoY and increased 173 basis points QoQ to 48.01%. The YoY decrease reflected solid revenue growth and strict cost controls, despite inflationary pressures.

The recurrence ratio for 4Q22 was 41.58%, up from 37.67% in 4Q21 and down from 50.68% reported in 3Q22.

On a cumulative basis, administrative and promotional expenses in 12M22 amounted Ps.42,313 million, reflecting a decrease of 2.1%, or Ps.922 million. The efficiency ratio for 12M22 decreased 330 basis points YoY from 50.39% in 12M21 to 47.09% in 12M22.

Earnings Release | 4Q.2022
Banco Santander México	25

Profit before taxes

Profit before taxes in 4Q22 was Ps.8,620 million, reflecting increase of 52.1% YoY, or Ps.2,951 million, and decrease of 23.6% QoQ, or Ps.2,667 million, reflecting the strong performance of the Bank core business.

On a cumulative basis, profit before taxes for 12M22 amounted Ps.35,648 million, reflecting a YoY increase of 62.5%, or Ps.13,706 million.

Income taxes

In 4Q22, Banco Santander México reported a tax expense of Ps.2,343 million compared to Ps.424 million in 4Q21 and Ps.3,099 million in 3Q22. The effective tax rate for the quarter was 27.18%, compared to 7.48% reported in 4Q21 and 27.46% in 3Q22.

On a cumulative basis, the effective tax rate for 12M22 stood at 25.73%, 813 basis points higher than the 17.60% for 12M21.

Earnings Release | 4Q.2022
Banco Santander México	26

Capitalization and liquidity

Capitalization
Million pesos	Dec-22	Sep-22	Dec-21
CET1	103,348	100,673	116,080
Tier 1	117,004	114,762	140,688
Tier 2	26,827	26,562	27,928
Total capital	143,832	141,324	168,616

Risk-weighted assets
Credit risk	476,538	484,318	517,698
Credit, market and operational risk	742,079	747,834	782,050

Credit risk ratios:
CET1 (%)	21.69	20.79	22.42
Tier 1 (%)	24.55	23.70	27.18
Tier 2 (%)	5.63	5.48	5.39
Capitalization ratio (%)	30.18	29.18	32.57

Total capital ratios:
CET1 (%)	13.93	13.46	14.84
Tier 1 (%)	15.77	15.35	17.99
Tier 2 (%)	3.61	3.55	3.57
Capitalization ratio (%)	19.38	18.90	21.56

Banco Santander México’s capital ratio at December 2022 was 19.38%, compared to 21.56% and 18.90% at December 2021 and September 2022, respectively. The 19.38% capital ratio was comprised of 13.93% of fundamental capital (CET1), 1.84% of additional capital (AT1), and 3.61% of complementary capital (Tier 2).

As of November 2022, Banco Santander México was classified in Category 1, in accordance with Article 134 Bis of the Mexican Banking Law, and the Bank remains in this category per the preliminary results dated December 31st, 2022, which is the most recent available analysis.

On July 28th, 2022 the Bank paid a cash dividend of Ps.8,838 million, or Ps.1.30 per share. In addition, on June 28th, 2022 the Bank paid a cash dividend of Ps.9,040 million, or Ps.1.33 per share.

Liquidity coverage ratio (LCR)

Pursuant to the regulatory requirements of Banxico and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 4Q22 was 181.17%, which compares to 227.55% in 4Q21 and 181.11% in 3Q22. (Please refer to note 24 of this report).

Leverage ratio

In accordance with CNBV regulatory requirements, effective June 14, 2016, the leverage ratio was 7.13% for December 2022, 6.85% for September 2022, 7.13% for June 2022, 7.97% for March 2022 and 8.92% for December 2021.

This ratio is defined by regulators and is calculated by dividing core capital (according to Article 2 Bis 6 (CUB)) by adjusted assets (according to Article 1, II (CUB)).

Earnings Release | 4Q.2022
Banco Santander México	27

V. Relevant Events, Transactions and Activities

Relevant Events

Organizational changes

▪	On January 17, 2023, Banco Santander Mexico announced the following appointments:

Juan Villafuerte, as Deputy General Director of Commercial Network, reporting to the Vice-presidency of Consumer, Commercial and Institution Business Banking, led by Fernando Quesada.

Oscar Hernando Moliner, as Deputy General Director of Operations and Processes, Oziel Sandoval Macías, as Deputy General Director of Corporate Resources and Recoveries, and Daniel Concepción Pérez, promoted to Deputy General Director of Technology, all of whom will continue to report to the Vice President of Administration and Finance, headed by Didier Mena.

▪	On December 22, 2022, Banco Santander Mexico announced the appointments of Silvina Criado as Chief Financial Officer, reporting to Didier Mena, Vice President of Administration and Finance, and Pablo Agote Alique as Chief Audit Executive.

Merger of subsidiaries

On November 30, 2022, Banco Santander Mexico reported that on that date it held its Extraordinary General Shareholders' Meeting at which it approved the merger of Santander Consumo, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México and Santander Servicios Especializados, S.A. de C.V., as extinguished merged companies, with Banco Santander Mexico.

The two companies were merged on December 31, 2021.

Resolutions adopted by its General Extraordinary Shareholders' Meeting in connection with the Tender Offer

On November 30, 2022, Banco Santander Mexico informed that on that date it held its Extraordinary General Shareholders' Meeting, at which the following resolutions were approved:

Subject to the completion of the tender offers in Mexico and the United States: deregistering the shares from the Mexican National Securities Registry (Registro Nacional de Valores) and from the U.S. Securities and Exchange Commission, along with the delisting of the shares from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and from the New York Stock Exchange.

Maturity and repayment in full of Senior Notes

On November 9, 2022, Banco Santander México announced that it fully repaid its U.S.$1.0 billion 4.125% senior notes, which matured on that date.

Earnings Release | 4Q.2022
Banco Santander México	28

Special Shareholders’ Meetings

On October 24, 2022, Banco Santander México held its Special Shareholders’ Meetings, and approved among other items:

▪	The integration of the Board of Directors as indicated below:

Series “F” Independent Directors
Laura Renné Diez Barroso Azcárraga	Chairwoman
Cesar Augusto Montemayor Zambrano	Director
Juan Ignacio Gallardo Thurlow	Alternate Director
Ángel Alverde Losada	Alternate Director
Alberto Torrado Martínez	Alternate Director
José Antonio Pérez Antón	Alternate Director
Series “F” Non-Independent Directors
Felipe Francisco García Ascencio	Director
Héctor Blas Grisi Checa	Director
Magdalena Sofía Salarich Fernández de Valderrama	Director
Daniel Barriuso Rojo	Director
Ángel Rivera Congosto	Director
Didier Mena Campos	Alternate Director
Rodrigo Brand de Lara	Alternate Director
Pablo Fernando Quesada Gómez	Alternate Director
Series “B”Independent Directors
Antonio Purón Mier y Terán	Director
Guillermo Jorge Quiroz Abed	Director
María de Lourdes Melgar Palacios	Director
Bárbara Garza Lagüera Gonda	Director
Melanie Elizabeth Devlyn Gómez	Alternate Director
Rogelio Zambrano Lozano	Alternate Director
Joaquín Vargas Guajardo	Alternate Director
Guillermo Francisco Vogel Hinojosa	Alternate Director

Banco Santander México informed that its Parent Company issued a material fact announcement in connection with the Tender Offer

On October 21, 2022, Banco Santander, S.A., majority shareholder of Grupo Financiero Santander México, S.A de C.V., the controlling shareholder of Banco Santander México, announced its intention to make a cash tender offer to acquire all of the Bank’s shares that it does not already own (3.76%) and to proceed with the shares’ delisting. The offer is expected to be launched and settled in the first quarter of 2023 and it is subject to customary conditions, including obtaining regulatory authorizations.

Relevant Transactions

Banco Santander México participated in the following transactions:

The strategy to leverage the synergy between the Bank’s different business lines is reflected in the following operations that were closed this quarter with the collaboration between the Corporate & Investment Banking (SCIB) and Corporate & Institutional Banking.

▪	Financing

-	Javer, for a total amount of Ps.2,450 million with a five-year term. The Bank participated with Ps.400 million. Javer is a leading real estate company in Mexico.

-	ENI, the Bank executed the fifth disbursement of a non-recourse factoring agreement between ENI Mexico and Schlumberger. The total amount of the factoring facility was for US$50 million with an 18-month term. ENI is a leading Italian energy company.

Earnings Release | 4Q.2022
Banco Santander México	29

VI. Awards and Recognitions

Santander Private Banking recognized as The Best private Banking in México by The Banker magazine

On November 4, 2022, Santander Private Banking was recognized, for the third consecutive year, as “The Best Private Banking” in Mexico by the prestigious magazine, The Banker based on its model of advisory services to customers on their personal investment needs through its range of products and services and innovation.

VII. Credit Ratings

On January 20 and 31, 2023, Fitch Ratings withdrew Santander Consumo's counterparty and Primary Servicer ratings, respectively. At the date of the withdrawal, the outlook on the ratings was Stable. The ratings were withdrawn because Santander Consumo effectively extinguished due to the merger with the Bank.

On December 1st, 2022, Fitch Ratings affirmed all Banco Santander México’s credit ratings. The Outlook is Stable. On the same date, Fitch Ratings affirmed the ratings of Santander Consumo and Santander Inclusión Financiera (see table below).

Banco Santander México	Fitch Ratings	Moody’s
Global scale
Foreign currency
Long term	BBB+	Baa1

Short term	F2	P-2

Local currency
Long term	BBB+	Baa1

Short Term	F2	P-2

National scale
Long term	AAA(mex)	Aaa.mx

Short Term	F1+(mex)	Mx-1

Rating viability (VR)	bbb-	N/A

Shareholder Support Rating	bbb+	N/A

Earnings Release | 4Q.2022
Banco Santander México	30

Counterparty risk Assessments (CR)
Long Term	N/A	A3 (cr)

Short Term	N/A	P-2 (cr)

Standalone BCA	N/A	baa2

Standalone Adjusted BCA	N/A	baa1

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2028	BBB-	Baa3 (hyb)

Long Term Senior Unsecured Global Notes due 2025	BBB+	Baa1

Long Term Senior Unsecured Global Notes due 2022	BBB+	Baa1

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	BB	Ba1 (hyb)

Santander Consumo	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Santander Inclusión Financiera	Fitch Ratings
National Scale
Long term	AAA (mex)

Short Term	F1+ (mex)

Outlook	Stable

Notes:

▪ BCA = Baseline Credit Assessment

▪ SSR = Shareholder Support Rating

▪ VR = Viability Rating

▪ SCP = Standalone Credit Profile

▪ CR= Counterparty Risk Assessments

N/A = Not applicable

Earnings Release | 4Q.2022
Banco Santander México	31

VIII. 4Q22 Earnings Call Dial-In Information

Date:	Friday, February 3rd, 2022

Time:	09:00 a.m. (MCT); 10:00 a.m. (US ET)

Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico

Access Code:	Please ask for Santander México Earnings Call

Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1594162&tp_key=4d615e6eff

Replay:	Starting: Friday, February 3rd, 2022 at 1:00 p.m. (US ET)

Ending: Friday, February 10th, 2022 at 11:59 p.m. (US ET)

ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13735674

IX.Analyst Coverage

Banco BTG Pactual, Barclays, BBVA, BofA ML, Bradesco BBI, Credit Suisse, Goldman Sachs, HSBC, Invex, Itau BBA Securities, J.P. Morgan, Nau Securities, Scotiabank, Signum Research and UBS.

https://www.santander.com.mx/ir/cobertura/

Santander México is covered by the above investment banks and research firms. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by the research analysts of these firms reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

X.Definition of Ratios

ROAE: Annualized net income divided by average equity

Efficiency: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

Recurrency: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

Cost of risk: Annualized provisions for loan losses divided by average loan portfolio

Note:

Annualized figures consider

•	Quarterly ratio = 4Q22*4

•	Average figures are calculated using 4Q21 and 4Q22

Earnings Release | 4Q.2022
Banco Santander México	32

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31st, 2022, Banco Santander México had total assets of Ps.1,844 billion under Mexican Banking GAAP and more than 21.3 million customers. Headquartered in Mexico City, the Company operates 1,345 branches and offices nationwide and has a total of 25,990 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information of Banco Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Chief Executive Officer		Vice-president of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	PABLO AGOTE ALIQUE
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with accounting principles and regulations prescribed by the CNBV applicable to Credit Institution which are subject to the supervision of the CNBV on accounting procedures, published in the Federal Official Gazette on January 31st, 2011. The exchange rate used to convert foreign currency transactions US$ to Mexican pesos is Ps.19.4715

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

www.santander.com.mx

Earnings Release | 4Q.2022
Banco Santander México	33

LEGAL DISCLAIMER

Banco Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and the interpretation thereof; action to modify or revoke our banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this presentation because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of Mexican pesos, unless otherwise indicated. Historical figures are not adjusted by inflation.

Earnings Release | 4Q.2022
Banco Santander México	34

XI.Consolidated Financial Statements

Banco Santander México

▪	Consolidated statement of financial position

▪	Consolidated statement of comprehensive income

▪	Consolidated statement of changes in stockholders’ equity

▪	Consolidated statement of cash flows

▪	Summary of changes due to the initial recognition of 2022 accounting principles

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

Earnings Release | 4Q.2022
Banco Santander México	35

Consolidated statement of financial position
Million pesos
	2022
	Dic.	Sep	Jun	Mar
Assets
Cash and cash equivalents	93,353	77,121	79,146	98,783

Margin accounts (derivatives financial instruments)	6,530	5,039	4,413	4,353

Investments in financial instruments	470,914	432,737	481,124	496,918
Trading financial instruments	134,212	94,476	111,098	120,451
Financial instruments to collect or sell	314,550	328,408	358,432	364,951
Financial instruments to collect principal and interest (securities)(net)	22,152	9,853	11,594	11,516

Debtors under sale and repurchase agreements	121,859	224,118	80,451	23,614

Derivatives financial instruments	238,644	268,556	226,069	197,770
Trading purposes	228,516	252,394	213,370	187,150
Hedging purposes	10,128	16,162	12,699	10,620

Valuation adjustment for hedged financial assets	(27)	(44)	(29)	9

Loan portfolio with credit risk stage 1
Commercial loans	423,276	431,052	421,633	421,136
Commercial or business activity loans	324,932	336,077	325,353	323,485
Loans to financial entities	13,761	14,847	9,908	7,821
Loans to government entities	84,583	80,128	86,372	89,830
Consumer loans	141,916	134,104	127,040	120,173
Mortgage loans	195,533	191,067	187,165	181,591
Medium and residential	186,366	181,631	177,762	171,725
Social interest	586	268	31	4
Loans acquired from Infonavit or Fovissste	8,581	9,168	9,372	9,862
Total loan portfolio with credit risk stage 1	760,725	756,223	735,838	722,900

Loan portfolio with credit risk stage 2
Commercial loans	21,742	17,618	16,754	15,520
Commercial or business activity loans	21,636	14,594	15,752	15,520
Loans to financial entities	106	0	1,002	0
Loans to government entities	0	3,024	0	0
Consumer loans	3,448	3,270	3,143	3,025
Mortgage loans	8,928	9,114	7,710	7,508
Medium and residential	8,643	8,859	7,347	7,136
Social interest	5	0	0	0
Loans acquired from Infonavit or Fovissste	280	255	363	372
Total loan portfolio with credit risk stage 2	34,118	30,002	27,607	26,053

Loan portfolio with credit risk stage 3
Commercial loans	5,150	4,587	8,536	9,736
Commercial or business activity loans	4,799	4,236	7,810	8,929
Loans to financial entities	351	351	726	765
Loans to government entities	0	0	0	42
Consumer loans	3,742	3,984	3,801	3,475
Mortgage loans	6,346	7,523	7,684	8,276
Medium and residential	5,745	6,872	7,016	7,556
Social interest	5	5	6	6
Loans acquired from Infonavit or Fovissste	596	646	662	714
Total loan portfolio with credit risk stage 3	15,238	16,094	20,021	21,487

Loan portfolio	810,081	802,319	783,466	770,440

(+/-) Deferred items	2,532	2,180	2,060	1,811

Allowance for loan losses	(22,220)	(21,498)	(24,264)	(24,630)

Loan portfolio (net)	790,393	783,001	761,262	747,621

Earnings Release | 4Q.2022
Banco Santander México	36

Total loan portfolio (net)	790,393	783,001	761,262	747,621

Other receivables (net)	62,840	87,282	87,415	114,320

Foreclosed assets (net)	962	436	438	202

Long-life assets held for sale or for distribution to owners	1,586	1,586	-	-

Advance payments and other assets (net)	3,199	4,442	4,553	4,065

Property, furniture and fixtures (net)	13,622	12,174	12,462	12,326

Rights of use assets for property, furniture and equipment (net)	6,264	5,509	5,811	5,999

Long-term investment in shares	90	90	1,652	1,577

Deferred income tax assets (net)	23,258	21,008	19,499	17,667

Intangible assets (net)	8,947	7,500	7,274	7,309

Goodwill	1,735	1,735	1,735	1,735

Total assets	1,844,169	1,932,290	1,773,275	1,734,268

Consolidated statement of financial position
Million pesos
	2022
	Dic.	Sep	Jun	Mar
Liabilities
Deposits	909,890	860,514	880,816	873,136
Demand deposits	549,515	520,079	556,153	573,918
Time deposits – general public	223,048	189,954	188,793	181,395
Time deposits – money market	62,428	53,145	44,376	29,592
Credit instruments issued	72,501	94,959	89,206	86,079
Global Account uptake without movements	2,398	2,377	2,288	2,152

Interbank loans and other organizations	30,806	26,446	35,478	52,164
Demand loans	324	1,568	11,280	24,679
Short-term loans	16,629	15,574	14,295	17,207
Long-term loans	13,853	9,304	9,903	10,278

Creditors under sale and repurchase agreements	211,878	225,744	190,364	183,196

Securities lending	1	0	0	0

Collateral sold or pledged as guarantee	116,104	199,271	79,047	26,484
Repurchase agreements	87,442	174,130	49,983	1,675
Securities loans	28,662	25,141	29,064	24,809

Derivative financial instruments	235,456	259,723	219,701	190,922
Trading purposes	230,995	256,109	215,266	184,026
Hedging purposes	4,461	3,614	4,435	6,896

Valuation adjustment of financial liabilities hedging	(14)	(33)	(36)	(17)

Lease liabilities	6,965	6,212	6,477	6,648

Other payables	115,913	144,514	151,047	188,375
Creditors from settlement of transactions	43,731	62,088	73,023	117,853
Payable for margin accounts	189	46	221	156
Payable for cash collateral received	26,861	40,227	36,811	31,790
Contributions payable	1,621	1,491	1,113	1,042
Sundry creditors and other payables	43,511	40,662	39,879	37,534

Financial instruments that qualify as liabilities	39,384	40,240	40,643	39,763

Earnings Release | 4Q.2022
Banco Santander México	37

Subordinated credit notes	39,384	40,240	40,643	39,763

Employee benefits	11,324	10,110	9,202	7,063

Deferred revenues and other advances	154	265	361	432

Total liabilities	1,677,861	1,773,006	1,613,100	1,568,166

Stockholders' equity
Paid-in capital	34,702	34,702	34,702	34,702
Capital stock	29,799	29,799	29,799	29,799
Share premium	4,903	4,903	4,903	4,903

Other capital	131,542	124,542	125,432	131,370
Capital reserves	28,200	28,200	28,200	26,940

Accumulated results	112,409	106,999	107,562	111,094
Retained earnings	82,868	83,735	92,486	102,918
Updating Results from previous years	3,065	3,065	3,065	3,065
Net income	26,476	20,199	12,011	5,111

Other comprehensive income	(9,067)	(10,657)	(10,330)	(6,664)
Valuation of financial instruments to collect or sell	(6,312)	(8,156)	(8,268)	(5,119)
Valuation of derivatives financial instruments for cash flow hedges	(414)	(512)	(87)	314
Remeasurement of defined benefit obligation	(2,350)	(1,998)	(1,984)	(1,868)
Cumulative translation effect	9	9	9	9
Total controlling interest	166,244	159,244	160,134	166,072

Total non-controlling interest	64	40	41	30

Total stockholders´equity	166,308	159,284	160,175	166,102

Total liabilities and stockholders´ equity	1,844,169	1,932,290	1,773,275	1,734,268

Consolidated statement of financial position
Million pesos
	2021
	Dic	Sep	Jun	Mar
Assets

Funds available	80,835	96,797	113,843	97,483

Margin accounts (derivatives financial instruments)	6,261	3,938	5,209	4,017

Investment in securities	516,562	511,341	458,685	558,857
Trading securities	113,313	134,310	122,957	204,194
Securities available for sale	391,796	365,633	324,353	343,332
Securities held to maturity	11,453	11,398	11,375	11,331

Debtors under sale and repurchase agreements	2,043	16,493	39,505	47,713

Derivatives financial instruments	190,722	198,255	200,890	228,247
Trading purposes	179,474	188,043	193,024	218,097
Hedging purposes	11,248	10,212	7,866	10,150

Valuation adjustment for hedged financial assets	63	89	123	167

Performing loan portfolio
Commercial loans	430,969	404,239	405,407	416,942
Commercial or business activity	336,740	318,591	313,657	318,773
Financial entities loans	9,035	7,900	9,943	10,549
Government entities loans	85,194	77,748	81,807	87,620
Consumer loans	117,995	111,992	110,756	107,758
Mortgage loans	185,611	179,152	173,759	168,529

Earnings Release | 4Q.2022
Banco Santander México	38

Medium and residential	175,017	169,109	163,425	157,642
Social interest	4	5	5	6
Credits acquired from Infonavit or Fovissste	10,590	10,038	10,329	10,881
Credits granted as agent of the federal government	-	-	-	-
Total performing loan portfolio	734,575	695,383	689,922	693,229

Non-performing loan portfolio
Commercial loans	4,395	7,180	6,673	6,503
Commercial or business activity	4,328	7,180	6,673	6,503
Government entities loans	67	-	-	-
Consumer loans	3,767	4,074	4,835	5,536
Mortgage loans	8,229	9,122	8,893	8,721
Medium and residential	7,655	7,383	7,119	6,805
Social interest	7	7	8	9
Credits acquired from Infonavit or Fovissste	567	1,732	1,766	1,907
Total non-performing portfolio	16,391	20,376	20,401	20,760
Total loan portfolio	750,966	715,759	710,323	713,989

Allowance for loan losses	(23,174)	(23,955)	(24,152)	(24,937)

Loan portfolio (net)	727,792	691,804	686,171	689,052

Other receivables (net)	69,331	105,849	84,993	78,686

Foreclosed assets (net)	212	118	106	92

Property, furniture and fixtures (net)	12,760	11,633	11,868	12,045

Long-term investment in shares	1,470	2,225	2,182	1,168

Deferred taxes and deferred profit sharing (net)	19,351	19,423	19,432	19,675

Deferred charges, advance payments and intangibles	12,204	11,128	11,333	10,903

Other	46	45	44	42

Total assets	1,639,652	1,669,138	1,634,384	1,748,298

Consolidated statement of financial position
Million pesos
	2021
	Dic	Sep	Jun	Mar
LIABILITIES

Deposits	868,635	843,310	840,840	848,345
Demand deposits	561,716	561,391	548,636	536,791
Time deposits – general public	203,112	181,822	178,069	183,904
Time deposits – money market	16,172	21,142	38,058	45,094
Credit instruments issued	85,517	76,974	74,177	80,718
Global Account uptake without movements	2,118	1,981	1,900	1,838

Interbank loans and other organizations	28,770	33,841	43,321	42,825
Demand loans	612	8,276	14,187	10,960
Short-term loans	17,371	14,252	14,895	17,793
Long-term loans	10,787	11,313	14,239	14,072

Creditors under sale and repurchase agreements	196,858	189,565	175,437	295,632

Collateral sold or pledged as guarantee	20,082	20,841	29,755	20,952
Repurchase agreements	960	516	526	414
Securities loans	19,122	20,325	29,229	20,538

Derivative financial instruments	184,872	196,960	197,271	223,898
Trading purposes	176,792	187,632	187,373	211,768
Hedging purposes	8,080	9,328	9,898	12,130

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Banco Santander México	39

Valuation adjustment of financial liabilities hedging	-	-	(1)	-

Other payables	122,179	167,486	150,840	119,429
Employee profit sharing payable	253	157	211	437
Creditors from settlement of transactions	40,908	94,539	81,831	49,320
Payable for margin accounts	3	24	69	180
Payable for cash collateral received	26,918	21,505	21,836	18,883
Sundry creditors and other payables	54,097	51,261	46,893	50,609
Subordinated credit notes	51,643	51,379	36,186	36,757

Deferred revenues and other advances	719	736	794	806

Total liabilities	1,473,758	1,504,118	1,474,443	1,588,644

Stockholders' equity

Paid-in capital	34,702	35,097	35,034	34,976
Capital stock	29,799	29,799	29,799	29,799
Share premium	4,903	5,298	5,235	5,177

Other capital	131,192	129,923	124,907	124,678
Capital reserves	26,940	26,940	26,940	25,446
Retained earnings	89,660	92,932	93,089	96,673
Result from valuation of available for sale securities, net	(2,091)	(1,755)	(1,586)	563
Result from valuation of cash flow hedge instruments, net	399	526	19	159
Cumulative effect of conversion	9	9	9	9
Adjustment employees pension fund	(1,854)	(1,610)	(1,606)	(1,488)
Net income	18,080	12,835	7,992	3,279
Non-controlling interest	49	46	50	37

Total stockholders´equity	165,894	165,020	159,941	159,654

Total liabilities and stockholders´ equity	1,639,652	1,669,138	1,634,384	1,748,298

Consolidated statement of financial position
Million pesos
	2022
	Dec	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	134	119	143	122
Credit commitments	309,298	304,917	281,539	267,930
Assets in trust or under mandate	193,187	188,056	192,596	195,137
Trusts	190,185	185,837	190,903	194,055
Mandates	3,002	2,219	1,693	1,082
Assets in custody or under administration	1,751,075	1,750,349	1,724,515	1,788,495
Collateral received	154,833	257,346	117,717	134,178
Collateral received and sold or pledged as guarantee	93,143	170,930	46,870	78,775
Investment banking transactions for third parties (net)	367,299	381,284	307,764	133,083
Uncollected accrued interest derived from loan portfolio with credit risk stage 3	704	912	930	975
Other record accounts	2,018,740	1,969,467	1,904,803	1,860,010
	4,888,413	5,023,380	4,576,877	4,458,705

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Banco Santander México	40

Consolidated statement of financial position
Million pesos
	2021
	Dic	Sep	Jun	Mar
Memorandum accounts

Contingent assets and liabilities	155	110	85	70
Credit commitments	262,925	258,633	245,992	243,137
Assets in trust or under mandate	193,650	190,351	192,877	192,050
Trusts	192,625	189,540	192,010	191,155
Mandates	1,025	811	867	895
Assets in custody or under administration	1,812,966	1,781,799	1,752,851	1,726,985
Collateral received	91,971	108,177	144,093	77,390
Collateral received and sold or pledged as guarantee	67,450	67,005	70,738	4,101
Investment banking transactions for third parties (net)	138,110	104,601	163,891	135,183
Uncollected interest earned on past due loan portfolio	994	977	957	944
Other record accounts	1,862,994	1,815,495	1,780,655	1,772,146
	4,431,215	4,327,148	4,352,139	4,152,006

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Chief Executive Officer		Vice-president of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	PABLO AGOTE ALIQUE
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Earnings Release | 4Q.2022
Banco Santander México	41

Consolidated statement of comprehensive income
Million pesos
	2022					2021
	12M	4Q	3Q	2Q	1Q	12M	4Q	3Q	2Q	1Q
Interest income	135,856	40,773	35,605	31,217	28,261	101,994	26,848	24,949	25,098	25,099
Interest expense	(63,848)	(20,828)	(17,235)	(13,940)	(11,845)	(38,909)	(10,802)	(9,265)	(9,328)	(9,514)
Net interest income	72,008	19,945	18,370	17,277	16,416	63,085	16,046	15,684	15,770	15,585

Provisions for loan losses	(12,227)	(4,712)	(785)	(2,856)	(3,874)	(20,817)	(4,289)	(4,385)	(5,068)	(7,075)
Net interest income after provisions for loan losses	59,781	15,233	17,585	14,421	12,542	42,268	11,757	11,299	10,702	8,510

Commission and fee income	29,358	7,438	7,450	7,368	7,102	26,438	6,943	6,298	6,662	6,535
Commission and fee expense	(8,814)	(2,320)	(2,179)	(2,089)	(2,226)	(7,456)	(2,183)	(1,851)	(1,789)	(1,633)
Net gain (loss) on financial assets and liabilities	4,186	1,028	1,056	1,063	1,039	5,031	1,342	1,474	817	1,398
Other operating income	(6,874)	(449)	(2,225)	(1,909)	(2,291)	(1,304)	416	(514)	(542)	(664)
Administrative and promotional expenses	(42,313)	(12,310)	(10,400)	(10,128)	(9,475)	(43,235)	(12,636)	(10,750)	(9,955)	(9,894)
Operating income	35,324	8,620	11,287	8,726	6,691	21,742	5,639	5,956	5,895	4,252

Equity in results of associated companies	324	0	0	217	107	200	30	43	50	77

Operating income before income taxes	35,648	8,620	11,287	8,943	6,798	21,942	5,669	5,999	5,945	4,329

Current income taxes	(12,162)	(4,952)	(4,065)	(2,299)	(846)	(3,777)	(1,049)	(1,204)	(373)	(1,151)
Deferred income taxes (net)	2,990	2,609	966	256	(841)	(85)	625	48	(859)	101

Income from continuing operations	26,476	6,277	8,188	6,900	5,111	18,080	5,245	4,843	4,713	3,279

Discontinued operations	0	0	0	0	0	-	0	0	0	0

Consolidated net income	26,476	6,277	8,188	6,900	5,111	18,080	5,245	4,843	4,713	3,279

Other comprehensive income	(5,697)	1,423	(327)	(3,666)	(3,127)	-	-	-	-	-
Valuation of financial instruments to collect or sell	(4,388)	1,677	112	(3,149)	(3,028)	-	-	-	-	-
Valuation of derivatives financial instruments for cash flow hedges	(813)	98	(425)	(401)	(85)	-	-	-	-	-
Remeasurement of defined benefit obligation	(496)	(352)	(14)	(116)	(14)	-	-	-	-	-

Participation in ORI of other entities	0	0	0	0	0	-	-	-	-	-

INTEGRAL RESULT	20,779	7,700	7,861	3,234	1,984	-	-	-	-	-

Net result attributable to:	26,476	6,277	8,188	6,900	5,111	-	-	-	-	-
controlling interest	26,476	6,277	8,188	6,900	5,111	-	-	-	-	-
Non-controlling interest	0	0	0	0	0	-	-	-	-	-

Comprehensive income attributable to:	20,779	7,700	7,861	3,234	1,984	-	-	-	-	-
controlling interest	20,779	7,700	7,861	3,234	1,984	-	-	-	-	-
Non-controlling interest	0	0	0	0	0	-	-	-	-	-

Basic earnings per common share	3.90	0.92	1.21	1.02	0.75	-	-	-	-	-

Non-controlling interest	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	18,080	5,245	4,843	4,713	3,279

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Chief Executive Officer		Vice-president of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	PABLO AGOTE ALIQUE
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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Banco Santander México	42

Consolidated statements of changes in stockholders’ equity
From January 1st to December 31st, 2022
Million pesos
	Paid-in capital			Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Accumulated results	Valuation of Financial Instruments to collect or sell	Valuation of derivative financial instruments for cash flow hedges	Employee defined benefit measures	Cumulative effect from conversion	Total controlling interest	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31st, 2021	29,799	4,903	26,940	107,740	(2,091)	399	(1,854)	9	165,845	49	165,894

Retrospective adjustment for initial adoption due to accounting changes				(2,025)	167				(1,858)		(1,858)
BALANCES AS OF DECEMBER 31, 2021 ADJUSTED	29,799	4,903	26,940	105,715	(1,924)	399	(1,854)	9	163,987	49	164,036
OWNER MOVEMENTS
Dividends declared				(17,878)					(17,878)		(17,878)
TOTAL	0	0	0	(17,878)	0	0	0	0	(17,878)	0	(17,878)
RESERVE MOVEMENTS
Capital reserves			1,260	(1,260)					0		0
TOTAL	0	0	1,260	(1,260)	0	0	0	0	0	0	0
INTEGRAL RESULT
Net income				26,476					26,476		26,476
Other comprehensive income
Valuation of Financial Instruments to collect or sell					(4,388)				(4,388)		(4,388)
Valuation of derivative financial instruments for cash flow hedges						(813)			(813)		(813)
Interest on Subordinated debentures Perpetual Non-Preferred Contingent Convertible				(644)					(644)		(644)
Employee defined benefit measures							(496)		(496)		(496)
Non-controlling interest									0	15	15

TOTAL	0	0	0	25,832	(4,388)	(813)	(496)	0	20,135	15	20,150

BALANCE AS OF DECEMBER 31ST, 2022	29,799	4,903	28,200	112,409	(6,312)	(414)	(2,350)	9	166,244	64	166,308

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

FELIPE GARCIA ASCENSIO		DIDIER MENA CAMPOS
Chief Executive Officer		Vice-president of Administration and Finance
EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	PABLO AGOTE ALIQUE
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

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Banco Santander México	43

Consolidated statement of cash flows
From January 1st to December 31st, 2022
Million pesos

Net Income before Tax		35,648
Adjustments for items associated with investing activities
Exchange differences in cash and cash equivalents	180
Participation in the net result of other entities	(182)
Depreciation of property, furniture and fixtures	2,230
Amortizations of intangible assets	2,671
Deferred employee profit sharing	(564)
Provisions	1,825	6,160

Adjustments for items associated with financing activities
Expense interest from	3,364
Interest associated with financial instruments that qualify as a liability	1,244
Interest associated with financial instruments that qualify as capital	643	5,251

Changes in operating items
Changes in Bank and other loans	(1,328)
Changes in Margin accounts (financial derivatives instruments)	(269)
Changes in Investments in financial instruments	35,676
Changes in Debtors under sale and repurchase agreements	(53,374)
Changes in Derivatives (asset)	(49,092)
Changes in Loan portfolio (net)	(63,394)
Changes in Other receivables (net)	(2,488)
Changes in Foreclosed assets	(481)
Changes in Other operating assets (net)	(964)
Changes in Deposits	41,745
Changes in Creditors under sale and repurchase agreements	15,020
Changes in Collateral sold or pledged as guarantee	29,580
Changes in Derivatives (liability)	54,204
Changes in Other operating liabilities	1,221
Change in hedging derivative financial instruments (of hedged items related to operating activities)	(4,320)
Changes in Subordinated credit notes	(10,254)
Changes in Employee benefits	1,475
Changes in Other payables	6,044
Payments of income taxes	(6,459)	(7,458)

Net cash from (used in) operating activities		39,601

Investing Activities
Proceeds from disposal of property, furniture and fixtures	1
Payments for acquisition of property, plant and equipment	(3,232)
Payments for acquisition of intangible assets	(3,936)
Cash dividend receipts	142

Net cash provided by (used in) investing activities		(7,025)

Financing Activities:
Payment of cash dividends	(17,878)

Net cash used in financing activities		(17,878)

Net changes in cash and a cash equivalents		14,698

Exchange differences in cash and cash equivalents		(2,180)

Cash and a cash equivalents, beginning of the year		80,835
Cash and a cash equivalents		93,353

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by:

FELIPE GARCIA ASCENCIO	DIDIER MENA CAMPOS
Chief Executive Officer	Vice-president of Administration and Finance

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EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	PABLO AGOTE ALIQUE
Deputy General Director Financial Accounting and Control	Executive Director of Intervention	Chief Audit Executive

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

Summary of changes due to the initial recognition of 2022 accounting principles

In accordance with the General Procedures applicable to Credit Institutions (Disposiciones de Carácter General Aplicables a las Instituciones de Crédito) effective as of January 1, 2022, new local accounting standards based on IFRS-9 entered into force, approaching the convergence to IFRS international standards. Therefore, the Bank's financial statements for the first quarter, second quarter, third quarter and fourth quarter of 2022 and their summaries are not comparable with the financial statements for the first quarter, second quarter, third quarter and fourth quarter of

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2021, mainly in the consolidated statement of comprehensive income. The financial statements for those quarters and their summaries are presented jointly, only for illustrative purposes.

Any reference to the “Balance Sheet” or “Income Statement” contained in this document, should be understood as “Statement of Financial Position” and “Statement of Comprehensive Income”, respectively.

In addition loan portfolio with credit risk stage 3 should be understood as what was previously understood as ”non-performing loan portfolio”.

Finally, references to the term “held-to-maturity securities” should be understood as “financial instruments to collect principal and interest (values)”. The above is consistent with the “Accounting Criteria applicable to credit institutions”.

The following table shows the accounting effects of the initial recognition of IFRS-9 on retained earnings:

Banco Santander México, S.A.
Summary of changes due to the initial recognition of 2022 accounting principles
Million Pesos
Concept	Amount

Preventive estimate for credit risks derived from the credit portfolio rating according to stages 1, 2 and 3	(2,256)(a)
Impairment estimate of governmental and Corporate financial instruments (b)	(239)
Recognition of CVA of financial instruments	(165)
Recognition of FVA of financial instruments	(265)
Recognition of DVA of financial instruments	933
Recognition results first day financial instruments	(553)
Recognition of right-of-use assets	5,035
Recognition of lease liabilities	(5,611)
Valuation of Foreclosed Assets, net	269
Commissions and costs by credit card - since their deferral is not allowed	(44)
Commissions and costs to accrue credits in stage 3	3
Total before tax	(2,893)
Deferred tax	868
Net effect on retained earnings	(2,025)

(a)	Include the following impacts that were charged agains capital, Ps.1,742 million in December 2021 due to the implementation of the CUB requirements related to NIF C-16, Ps.(293) million in September 2022 related to the implementation of NIF C-16 mortgage model and Ps.807 million in December 2022 related tio the implementation of NIF C-16 corporates and developers model.

(b)	Reclassification of "Valuation of Financial Instruments to collect or sell" to "Retained earnings” for Ps.239 million, of which Ps.181 million were Brazilian Bonds and Ps.58 million were T-Bills, without impact in Stockholders' Equity.

Disclosure notes regarding the adoption of IFRS-9, in accordance to regulatory requirements

Credit Risk: Loan Loss Reserves calculation

(a)	Allowance for impairment losses according to the loan portfolio by stages 1, 2 and 3:

In March 2020, the National Banking and Securities Commission (CNBV2) published in the DOF3 the 123° Resolution, amending the General Provisions applicable to Credit Institutions (CUB4), to align accounting standards, as well as the

2 CNBV: Comisión Nacional Bancaria y de Valores – Local Regulator

3 DOF: Diario Oficial de la Federación – Official document where regulations, laws, etc. are published

4 CUB: Circular Única de Bancos – Local Regulation

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classification and qualification of the credit portfolio, to IFRS-95, based on the financial reporting criteria issued by the Mexican Council of Financial Reporting Standards, with a mandatory effective date of January 1st 20226.

In accordance with the amending resolution to the Provisions published on December 4, 2020, the Bank chose to recognize as of January 31, 2022 the initial accumulated financial effect derived from applying the credit portfolio rating methodology for the first time, increasing the allowance for loan losses with a charge in shareholders' equity in the figure "Accumulated results” in the consolidated statement of financial position. This initial cumulative financial effect amounted to $2,256.

The amounts that would have been recorded and presented both in the consolidated statement of financial position and the consolidated statement of comprehensive income as of December 31, 2022 had the option to recognize the aforementioned initial effect in the results of the year are shown below:

The foregoing implied changes in the methodologies for the credit portfolio qualification under the Standardized Models, contained in the CUB, as well as in the internal model approach (IRB7), for which the bank calculates it´s credit risk-weighted assets. For the latter, internal models used for provisions’ calculation under NIF7 C-16 (local IFRS-9) must be implemented within a period not exceeding 18 months from January 2022.

In addition, the credit portfolio has to be classified into three categories (stages), based on the performance of their credit risk from the time they were granted. Stages replace the previous performing / non-performing Loan classification. Stages are assigned based on the following criteria:

•	Stage 1: Includes loans without significant credit risk increase since origination; loans with days past due[8] less than or equal to 30 days.

The Loan Loss Reserve is calculated considering 12-month expected credit losses.

1 IFRS 9: International Financial Reporting Standards 9

5 Originally, the implementation was in January 2021, however, in December 2020, the effective date was postponed to January 2022.

6 IRB: Internal Rating Based

7 NIF: Normas de Información Financiera (Financial Reporting Standards)

8 Days of delay < = 30 for commercial portfolio. For retail portfolio, ACT/ATR applies <=1,:

ATR: Monthly number of unpaid payable bills for non-revolving portfolios and

ACT: Number of consecutive defaults for the revolving portfolio (credit card)

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•	Stage 2: Includes loans with significant increase in credit risk since origination; loans with days past[9] due greater than 30 days and below 90 days, as well as customers that are classified in this Stage by the Portfolio Manager, using qualitative criteria evaluated in accordance with the Bank’s internal operations classification policies.

The calculated Reserve is based on the remaining life of the credit (lifetime), in addition a discount factor in the calculation of Loan Loss Reserve is considered.

•	Stage 3: Includes loans in default, with days past due[10] greater or equal to 90 days, as well as loans transferred to default by the Portfolio Manager, based on the assessment over quality deterioration, in addition to the Bank’s internal operations classification policies guidelines.

The calculated Reserve considers a probability of default equal to 100%.

In Addition to the changes related to IFRS 9, regulations include the following changes in the portfolio classification methodology:

•	Change in days considered for the classification in Stage 3 (formerly Non-performing Loans) of revolving credits (Credit Cards and Ágil), from 60 days (previous criteria) to 90 days;

•	The Loan Loss Reserves calculation for the Motorcycles portfolio must consider the Durable Consumer Goods Portfolio model, previously being calculated with the Car Loans model;

•	Change in the Loss Given Default (LGD) for the commercial portfolio, recognizing an increase in the parameter based on the elapsed time in Stage 3;

•	Previously, the accrued interests of customers classified as Non-performing loans had to be reserved at a 100%, with the new regulations, they must be reserved at the same coverage level as the rest of the contract.

Finally, Banco Santander has a plan to comply with the CUB requirements regarding the implementation of internal models for provisions under NIF C-16. Until the implementation of these provisions models, the capital requirement calculation for the IRB portfolios have and will use the current parameters of the internal IRB models, considering an escalation factor (multiplicative add-on) for credits classified in Stage 2.

The impacts in Reserves due to the implementation of the CUB requirements related to
IFRS 9 which were charged against capital were as follows:

	NIF C-16 Implementation			Mortgage NIF C-16	NIF C-16 Corporates and Developers Model
Entity	Reserve Dec-21	Reserve NIF C-16 Dec-21	Variation	Variation (Sep22)	Reserve Dec-22	Reserve NIF C-16 Dec-22	Variation	Total Variation
Banco Santander México, S.A.	15,435	17,012	1,577	(293)	12,447	13,253	806	2,090
Santander Consumo, S.A.	7,973	8,138	165	0	8,919	8,919	0	165
Santander Inclusión Financiera	33	33	(0)	0	48	48	0	(0)
Total	23,441	25,183	1,742	(293)	21,414	22,220	806	2,256

*December 22 figures include a capital charge of Ps.810 million on Nov22 and a release of Ps.(3.5) million on Dec22.

9 30 < Days of delay < 90 for commercial portfolio. For retail portfolio applies 1 < ACT/ATR <=3.

10 Days of delay >=90 for commercial portfolio. For retail portfolio applies 1 < ACT/ATR > 3.

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XII.Notes to Consolidated Financial Statements

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated statement of financial position by Segments

▪	Consolidated statements of comprehensive income by Segments

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Bank subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: https://www.gob.mx/cnbv

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Significant accounting policies

Changes in Accounting Criteria issued by the CNBV

Entry into force of the new accounting pronouncements:

On December 27, 2017, a Resolution was published in the Official Gazette of the Federation (DOF by its Spanish acronym) that modifies to the Accounting Criteria issued by the Commission, in order to incorporate certain Mexican Financial Reporting Standards (MFRS) issued by the Mexican Financial Reporting Standards Board (CINIF by its acronym in Spanish) to the accounting criteria issued by Comision Nacional Bancaria y de Valores. The effective date of this resolution was January 1, 2019.

Subsequently, on November 15, 2018, an amending Resolution was published to the Resolution mentioned in the previous paragraph in order to extend the term of its application to January 1, 2020 so that credit institutions were able to adjust their credit systems accounting information. On November 4, 2019, the Commission announced the decision to extend the entry into force of this Resolution to January 1, 2021.

In the same way, on March 13, 2020, the Commission published a Resolution that modifies the Accounting Criteria applicable to credit institutions, the update was made to be consistent with Mexican Financial Reporting Standards and International Financial Reporting Standards, which will allow institutions having transparent and comparable financial information with other countries. The entry into force of this Resolution was to be on January 1, 2021.

On April 8, 2020, the Commission, through a press release, decided, due to the contingency derived from the COVID-19 pandemic, to defer to January 1, 2022, the entry into force of the Resolution published in the Official Gazette of the Federation on March 13, 2020, which was scheduled for January 1, 2021.

In relation to the participants of the derivative contracts market, an amending Resolution was published on November 9, 2020 in the Official Gazette of the Federation where the term of its application is extended to January 1, 2023 so that the clearinghouses and clearing members are able to adjust their accounting information systems.

On December 4, 2020, as a consequence of the COVID-19 pandemic in which credit institutions reduced their operational capacity and human resources, the Commission decided to issue a Resolution through which it postponed the entry into force as of January 1, 2022 of all the Resolutions to the Accounting Criteria mentioned above.

Finally, on December 30, 2021, the Commission issued a Resolution that modifies the Accounting Criteria A-2 Application of particular standards, A-3 Application of general standards, B-1 Cash and cash equivalents, B-6 Loan Portfolio, B- 7 Foreclosed assets and Series D Criteria related to the basic financial statements. The objective of these modifications issued by the Commission is to make some clarifications in certain Accounting Criteria so that the credit institutions have clarity, security and consistency in the application of said criteria derived from the feedback process and monitoring of the implementation of the modifications. of the Accounting Criteria by credit institutions.

Mexican Financial Reporting Standards Board issued by the CINIF

The MFRS that are incorporated into the Accounting Criteria, either by modification or adoption and, which entered into force on January 1, 2022, are the following:

MFRS B-5 Financial information by segments

This MFRS establishes both the criteria to identify the segments subject to reporting of an entity, as well as the standards for disclosure of the financial information of said segments; likewise, it establishes disclosure requirements for certain information of the economic entity as a whole.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

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MFRS B-11 Disposal of long-lived assets and discontinued operations

This MFRS establishes the standards for valuation, presentation and disclosure in the disposal of long-lived assets and discontinued operations.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS B-12 Compensation of financial assets and financial liabilities

This MFRS establishes the rules related to the compensation rights that must be considered to present a financial asset and a financial liability for their compensated amount in the statement of financial position, as well as what are the characteristics that the intention to carry out the compensation must meet, based on the principle that a financial asset and a financial liability must be presented at their offset amount as long as the future cash flow of their collection or settlement is net.

MFRS B-17 Fair value determination

This MFRS establishes the standards for the determination of the fair value and its disclosure. It also indicates that fair value must use assumptions that market participants would use when setting the price of an asset or liability under current market conditions at a given date, including assumptions about risk. In this sense, it clarifies what the particular asset or liability that is being valued should consider, if it is monetary and if it is used in combination with other assets or on an independent basis, the market in which it would take place for the asset or liability. and the appropriate valuation technique(s) for determining fair value, as well as maximizing the use of relevant observable inputs and minimizing unobservable inputs.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-2 Investment in financial instruments

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of the investment in financial instruments in the financial statements of an economic entity. Additionally, it indicates the classification of the financial instruments in which it is invested, ruling out the concept of intention to acquire and the use of an investment in a debt or capital financial instrument to determine its classification.

The business model concept of managing investments in financial instruments is adopted to obtain cash flows, which may be obtaining a contractual return on a financial instrument, by collecting contractual returns and/or selling or obtaining profits for their purchase and sale, in order to classify the various financial instruments. This allows aligning the valuation of investments in financial instruments with the real strategic management of the business and not with an intention that may not be valid later.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-3 Accounts receivable

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of trade accounts receivable and other accounts receivable in the financial statements of an economic entity. Specifies that accounts receivable that are based on a contract represent a financial instrument.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS

MFRS C-9 Provisions, contingencies and commitments

This MFRS establishes the standards for the accounting recognition of provisions in the financial statements of entities, as well as the standards for disclosing contingent assets, contingent liabilities and commitments.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-10 Derivative financial instruments and hedging relationships

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This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of derivative financial instruments and hedging relationships in the financial statements of an economic entity. It focuses mainly on establishing that the hedging relationships must be aligned with the entity's risk management strategy and the fulfillment of the objectives of said strategy.

Some aspects of the abrogated Accounting Criteria B-5 Derivatives and hedging operations remain in this MFRS.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this FRS.

MFRS C-13 Related parties

The purpose of this MFRS is to establish the particular disclosure standards applicable to operations with related parties. The foregoing to highlight the possibility that the financial statements could be affected or be affected in the future by the existence of related parties, as well as by the operations carried out and the outstanding balances with them.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-14 Transfer and derecognition of financial assets

This MFRS establishes the standards related to the accounting recognition of transfers and derecognition of financial assets other than cash, such as financial instruments receivable and negotiable financial instruments, as well as the presentation in the financial statements of said transfers and the related disclosures.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-16 Impairment of financial instruments receivable

This NIF establishes the standards for valuation, accounting recognition, presentation and disclosure of impairment losses on financial instruments receivable. The purpose of this standard is to properly indicate when and how an expected impairment loss should be recognized, instead of indicating only that different quantifiable future events should be foreseen; therefore, it establishes methodologies to improve financial information and the comparability of the recognition of expected losses.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-19 Financial instruments payable

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of financial instruments payable in the financial statements of an economic entity.

The Commission indicates in Accounting Criteria A-2 considerations in the application of this MFRS.

MFRS C-20 Financial instruments to collect principal and interest

This MFRS establishes the valuation, presentation and disclosure standards for the initial and subsequent recognition of financial instruments to collect principal and interest in the financial statements of an economic entity that performs financing activities.

The Commission indicates in Accounting Criteria A-2 certain considerations in the application of this MFRS.

MFRS C-22 Cryptocurrencies

This MFRS establishes the valuation, presentation and disclosure standards for the recognition in the financial statements of an entity:

a.	cryptocurrencies;

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b.	cryptocurrency mining fees; and

c.	cryptocurrencies that you do not own, but that you hold in your custody.

Likewise, it aims to establish the rules for determining the fair value of the cryptocurrencies in which the financial instruments receivable or payable recognized based on MFRS C-3, MFRS C-20 or MFRS C-19 are denominated, as appropriate.

The Commission indicates in Accounting Criterion A-2 certain considerations in the application of this MFRS

MFRS D-1 Income from contracts with customers

This MFRS establishes the standards for the valuation, presentation and disclosure of income incurred to obtain or fulfill contracts with customers. The basic principle of this NIF is that an entity must recognize income when it transfers control over the agreed goods or services to customers, in exchange for the amount that reflects the consideration to which an entity considers it is entitled in exchange for goods or services.

MFRS D-2 Costs for contracts with customers

This MFRS establishes the standards for the valuation, presentation and disclosure of costs arising from contracts with customers. In particular, it establishes the rules for recognizing the costs to obtain a contract with a client and the costs to fulfill a contract with a client, if said costs are not within the scope of another MFRS.

MFRS D-5, Leases

This MFRS establishes the standards for the valuation, presentation and disclosure of leases in the financial statements of an economic entity, either as a lessee or as a lessor. In this sense, it introduces a single model for recognition of leases by the lessee and requires the latter to recognize the assets and liabilities of all leases with a duration of more than 12 months, unless the underlying asset is of low value. It is required to recognize a right-of-use asset that represents its right to use the underlying leased asset and a lease liability that represents its obligation to make lease payments.

The Commission indicates in Accounting Criterion A-2 certain considerations in the application of this MFRS.

Accounting Criteria issued by the Commission

The main changes in the Accounting Criteria issued by the Commission that entered into force on January 1, 2022 were the following:

•	Accounting Criteria B-2 Investments in securities, B-5 Derivatives and hedging operations, B-11 Collection rights, C-1 Recognition and derecognition of financial assets, C-3 Related parties and C-4 Information by segments were repealed, and then the corresponding MFRS came into force, the same as described above.

•	The names were changed and the Accounting Criteria D-1 Statement of financial position (previously "Balance Sheet"), D-2 Statement of comprehensive income (previously "Income Statement"), D-3 Statement of changes in the stockholders' equity (previously "Statement of changes in stockholders' equity") and D-4 Statement of cash flows were adapted.

In particular, the following Accounting Criteria were modified:

Accounting Criteria A-2 Application of particular standards

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•	In relation to the requirements for consolidation of financial statements referred to in MFRS B-8 Consolidated or Combined Financial Statements, the exemption for investment funds regarding the uniform recognition of accounting criteria for credit institutions is eliminated in relation to the restatement of financial statements, in accordance with the provisions of MFRS B-10 Effects of Inflation.

•	It is indicated that in the application of MFRS B-15, the exchange rate to be used to establish the equivalence of the national currency with the US dollar, will be the exchange rate at the closing of the day on the date of transaction or preparation of the financial statements, as appropriate, published by the Bank of Mexico instead of the FIX exchange rate.

•	The obligation to disclose the historical amount of capital stock at the bottom of the statement of financial position is eliminated.

•	In relation to the requirements for the application of the equity method referred to in MFRS C-7, the exemption for investment funds regarding the uniform recognition of accounting criteria for credit institutions is eliminated in relation to the restatement of financial statements, in accordance with the provisions of MFRS B-10.

•	The requirement to present the liability generated by employee benefits within the caption "Other accounts payable" is eliminated. It will now be presented in a separate line item in the statement of financial position.

•	The requirement to disclose the form or the calculation bases used to calculate the income taxes caused and determine the PTU is eliminated.

Accounting Criteria A-3 Application of general standards

•	The obligation to reclassify as overdue debt and the simultaneous constitution of an estimate for irrecoverability or difficult collection for its total amount is eliminated for those settlement accounts in which the amount receivable is not realized within 90 calendar days after the date they were registered.

•	The estimate of expected credit losses corresponding to the amounts receivable in clearing accounts must be determined in accordance with the provisions of MFRS C-16.

•	The balance of the debit and credit settlement accounts may be offset in terms of the provisions of the offset rules provided for in MFRS B-12.

•	Additional disclosures are required regarding the Updated Price for Valuation that is provided by the price supplier in determining the fair value, in addition to what is indicated in the Accounting Criteria or the corresponding MFRS.

Accounting Criteria B-1 Cash and Cash Equivalents

•	The name of the Accounting Criteria is modified. It was called "Availabilities".

•	The definitions of: Cash, Cash Equivalents and Highly Liquid Financial Instruments are incorporated.

•	Deposits in financial entities represented or invested in securities that do not meet the assumptions set forth in this Accounting Criteria will be subject to MFRS C-2.

•	Cash should be initially recognized at its nominal value, while all cash equivalents, on initial recognition, should be valued at fair value. The returns generated by cash and cash equivalents will be recognized in the results of the year as they accrue.

•	Cash must be kept valued at its nominal value, while cash equivalents must be valued at their fair value.

•	Highly liquid financial instruments must be valued based on the provisions of the regulations on financial instruments, in accordance with the business model that corresponds to each type of instrument.

Accounting Criteria B-3 Repos

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•	The definition of: Financial asset, Amortized cost, Effective interest method, Effective interest rate and Fair value is modified.

•	The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

•	For purposes of compensation between financial assets and liabilities, acting as the entity as reporting entity, the provisions of MFRS B-12 must be observed.

•	The requirement to disclose the agreed rate in the relevant operations is incorporated.

Accounting Criteria B-4 Securities Lending

•	The definition of: Financial asset, Amortized cost, Effective interest method, Effective interest rate and Fair value is modified.

•	The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

Accounting Criteria B-6 Loan Portfolio

•	The collection rights acquired by the entity that are in the cases provided for in this criterion are subject to MFRS C-20.

•	The definition of: Write-off, Amortized cost, Credit, Commercial credits, Line of credit and unpaid balance is modified.

•	The definitions of: Portfolio with credit risk stage 1, stage 2 and stage 3, Transaction costs, Collection rights, Effective interest method, Common risk, Effective interest rate and unguaranteed residual value are added.

•	The definitions of: Troubled Portfolio, Current Portfolio, Overdue Portfolio, Commission for granting credit and Purchase option at a reduced price are eliminated.

•	A section related to the business model similar to that contained in IFRS 9 is incorporated. The business model refers to how the entity administers or manages the credit portfolio to generate cash flows. That is, the entity's business model determines whether the cash flows will come from obtaining contractual cash flows, from the sale of the loan portfolio, or from both.

•	The loan portfolio must be recognized in terms of this criterion, if the objective of the business model is to preserve the loan portfolio to collect the contractual cash flows and the terms of the contract foresee cash flows on pre-established dates, which correspond only to principal and interest payments on the principal amount outstanding. If the foregoing is not met, it must be treated in accordance with the provisions of MFRS C-2.

•	The entity must document the tests it performs to determine that a loan or portfolio of loans complies with the assumption that the cash flows of the contract correspond only to payments of principal and interest, or that, due to its characteristics, it should be valued at fair value.

•	The entity must periodically evaluate, in accordance with its policies established for such purposes, the characteristics of its business model to classify the loan portfolio based on its objective. The aforementioned policies must be duly documented.

•	In the initial recognition, the price of the transaction must be quantified, which corresponds to the net amount financed.

•	The net amount financed is that which results from adding or subtracting from the original amount of the credit, the insurance that would have been financed, the transaction costs, commissions, interest and other items collected in advance.

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•	The transaction price corresponds to the fair value of the loan portfolio at initial recognition and will be the basis for applying the effective interest method with the effective interest rate, that is, it is the basis for calculating the amortized cost of the portfolio for later recognition.

•	The balance in the credit portfolio will be the amount effectively granted to the borrower, which will be recorded independently of the transaction costs and the items collected in advance.

•	Transaction costs and items collected in advance will be recognized as a deferred charge or credit, as appropriate, which will be amortized against results during the life of the credit according to the effective interest rate. Previously, they were recorded as a deferred loan, which was amortized against results under the straight-line method over the life of the loan.

•	The commissions charged and transaction costs related to the granting of credit cards must be recognized directly in results at the time the credit is granted, instead of being amortized in results over a period of 12 months.

•	Commissions collected and transaction costs originating from a line of credit, will be recognized as a credit or a deferred charge, as appropriate, which will be amortized against the results for the period corresponding to the term granted in the line of credit. Previously, they were amortized against the results of the year under the straight-line method over a period of 12 months.

•	A section is included in which the steps to follow to determine the effective interest rate are explained.

•	Loan portfolio acquisitions should be recognized at fair value (transaction price) plus transaction costs on the date of agreement. Previously, they were recognized on the acquisition date at their contractual value, adjusting the difference with respect to the acquisition price.

•	The balance of the acquired portfolio is recorded separately from the transaction costs, which are recognized as a charge or deferred credit, as appropriate, which are amortized against the results of the year during the life of the loan, in accordance with the effective interest rate.

•	The methodology for accounting recognition in financial leasing operations is modified when the entity acts as lessor in which it will recognize at the beginning of the contract within the loan portfolio, the contractual value of the leasing operation plus the non-guaranteed residual value that is accumulated for the benefit of the lessor, against the cash outflow, and the financial income to be accrued will be recognized based on the unpaid balance of the credit against the results of the year, under the heading of "Interest income" in accordance with NIF D -5.

•	In financial factoring, discount and assignment of credit rights operations, the financial income to be accrued will be recognized in the statement of comprehensive income according to the effective interest rate, instead of under the straight-line method during the life of the credit.

•	In its subsequent recognition, the loan portfolio must be valued at its amortized cost, which must include the increases due to the effective interest accrued, the decreases due to the amortization of transaction costs and items collected in advance, as well as the decreases for the collection of principal and interest and for the preventive estimate for credit risks.

•	The increase due to the adjustment in the revaluation of the unpaid balance of loans denominated in Minimum Wage Times (VSM) or in the Unit of Measurement and Updating (UMA) is recognized as part of the amortized cost as interest income against results. Previously, the adjustment was recognized as a deferred credit that was amortized in income as interest income over a 12-month period.

•	The concept of current portfolio and overdue portfolio is modified in order to have a methodology to rate the credit portfolio of credit institutions that incorporates the best international practices.

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•	The classification of the credit portfolio by portfolio in stages 1, 2 or 3 is specified, including its transfer between these different stages, which allows better control of the credit risk to which credit institutions are subject and establishes consistent with those risks, preventive estimates for credit risks.

•	If the entity restructures a loan with stage 1 and 2 credit risk, or partially settles it through a renewal, it calculates the profit or loss on the renegotiation as follows:

a)	determines the book value of the credit without considering the preventive estimate for credit risks;

b)	determines the new future cash flows on the restructured or partially renewed amount, discounted at the original effective interest rate, and

c)	recognizes the difference between the book value and the cash flows determined in subparagraph b above as a charge or deferred credit against the profit or loss for renegotiation of the loan portfolio in the statement of comprehensive income.

•	The amount of the partially restructured or renewed loan will serve as the basis for applying the original effective interest rate, which should only be adjusted, where appropriate, to include transaction costs, commissions and other items collected in advance generated in the renegotiation

•	Deferred items pending amortization (transaction costs and items collected in advance), as well as those originating from the renegotiation, will be amortized during the new loan term based on the effective interest rate. Previously, the commissions charged for loan restructuring or renewal were added to the commissions charged for the granting as a deferred loan, which was amortized against the results of the year under the straight-line method during the new term of the loan.

•	The determination of profit or loss due to renegotiation is not applicable to credit cards, lines of credit, or loans with stage 3 credit risk.

•	If the entity renews a credit, it will be considered that there is a new credit, so the previous credit must be canceled in the case of a total renewal.

•	Indicates the classification and transfers of the renegotiated loan portfolio according to its categorization by level of credit risk.

•	Incorporates certain clarifications in relation to the subject of sustained payment.

•	Clarifies that the accumulation of interest accrued at the time the unpaid balance of the loan is considered as having stage 3 credit risk. Likewise, the balance pending amortization of transaction costs, as well as items collected in advance and if any, the effect of profit or loss in renegotiation pending amortization, are recognized against the results of the year.

•	The obligation to create an estimate for an amount equivalent to the total accrued interest or financial income not collected at the time of transfer of the credit as past-due portfolio is eliminated.

•	As long as the credit remains in the portfolio with stage 3 credit risk, interest control will be carried out in memorandum accounts. In the event that the interests recorded in memorandum accounts are forgiven or written off, they must be canceled from memorandum accounts without affecting the item of the preventive estimate for credit risks.

•	The estimate of expected credit losses corresponding to items directly related to the credit portfolio, such as court costs, as well as the undrawn balance of lines of credit, must be constituted in accordance with the provisions of the Provisions.

•	It must be evaluated periodically if a loan with stage 3 credit risk should remain in the statement of financial position, or be written off. In any case, there must be evidence of the formal collection procedures that have been carried out, as well as the elements that prove the practical impossibility of recovering the credit in accordance with the internal policies of the entity established in its credit manual.

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•	The costs and expenses incurred for the recovery of the credit portfolio must be recognized as an expense within the caption "Other income (expenses) of the operation" of the income statement.

•	Loan portfolio sales will comply with the provisions of MFRS C-14.

Accounting Criteria B-7 Foreclosed assets

•	The definition of Foreclosed Assets is modified.

•	The definitions of: Disposal cost and Net realizable value are added.

•	What should be considered as the recognition value of the foreclosed assets is modified.

•	It is specified that the difference between the value of the asset that gave rise to the award, net of estimates, and the recognition value of the determined foreclosed asset, will be recognized in the results of the year as "Other income (expenses) of the operation".

•	Maintains the rules related to the amount of the estimate that recognizes signs of impairment due to potential losses in value due to the passage of time of the foreclosed assets.

Accounting Criteria B-8 Guarantees

•	The definitions of: Guarantee, Commitment and Onerous Contract are added.

•	Income from commissions from the granting of guarantees will be recognized in the results of the year in accordance with the provisions of MFRS D-1, instead of when they accrue.

Accounting Criteria B-9 Custody and administration of assets

•	Virtual assets are included within the definition of Goods subject to custody or administration.

•	The definitions of: Acquisition cost and Fair value are modified.

•	Income from custody or administration services will be recognized in the results of the year in accordance with the provisions of MFRS D-1, instead of when they accrue.

Accounting Criteria B-10 Trusts

•	Income from trust management will be recognized based on the provisions of MFRS D-1.

Accounting Criteria C-2 Securitization operations

•	The definitions of: Financial asset, Assignor (Transfer), Assignee (Receiver), Financial liability and Fair value are modified.

•	The definition of Equity Instruments is eliminated, incorporating the definition of Capital Financial Instruments.

•	The definition of Continuous Involvement is incorporated.

•	References to MFRS C-14 are included, which must be considered for derecognition and transfer of financial instruments.

Changes in the Mexican Financial Reporting Standards applicable in 2023

Starting January 1, 2023, the Bank prospectively adopted the following Improvements to the MFRS, which were issued by the CINIF. These Improvements to the MFRS did not have a significant impact on the financial information presented by the Bank.

MFRS B-11, Disposal of long-lived assets and discontinued operations and MFRS C-11, Shareholders' equity

Long-lived assets held for distribution to owners, that is, that will be used to pay dividends or repayments of capital, are valued at the lower of their net book value and their fair value less disposal costs.

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In the case of refunds and dividends, MFRS C-11 establishes the bases for recognition of a liability at the time they are declared, affecting retained earnings, adding a precision for accounting recognition in case there is a difference between the liabilities and the value of such long-lived assets.

The previous recognition does not converge with the provisions of IFRS, therefore, a paragraph is included describing the difference.

MFRS B-15, Foreign Currency Conversion

Includes a practical solution in the form of an exception whereby financial statements can be issued in a reporting currency that is the same as the recording currency, even when both are different from the functional currency without carrying out the translation to the functional currency. Some precisions are made to ensure a clear understanding and application of the practical solution.

MFRS B-10, Effects of inflation

The reference to use the annual inflation average of 8% to consider that the economic environment is inflationary was eliminated, to only take into account the accumulated inflation of the three previous annual years equal to or greater than 26%.

MFRS C-2, Investment in financial instruments

An introductory paragraph is added in order to point out the difference that exists between MFRS C-2 and IFRS 9.

MFRS C-3, Accounts Receivable

It is specified in the scope of the standard that it is also applicable to other accounts receivable and the concept of commercial accounts receivable is eliminated.

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Earnings per share

Earnings per ordinary share and earnings per diluted share
(Millions of pesos, except shares and earnings per share)

	December 2022			December 2021			December 2020

		shares	Earnings		shares	Earnings		shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	26,476	6,781,322,904	3.90	18,080	6,775,682,106	2.67	20,154	6,776,640,349	2.97

Treasury stock		5,671,453			11,312,251			10,354,008

Diluted earnings per share	26,476	6,786,994,357	3.90	18,080	6,786,994,357	2.66	20,154	6,786,994,357	2.97

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	26,476	6,786,994,357	3.90	18,080	6,786,994,357	2.66	20,154	6,786,994,357	2.97

Balance outstanding shares as of December 31st, 2022	6,781,322,904

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Consolidated statement of financial position by Segments
Million pesos
	As of December 31, 2022
	Retail Banking	Corporate & Investment Banking	Corporate Activities
Assets
Cash and cash equivalents	55,512	25,155	12,686
Margin accounts (derivatives financial instruments)	0	6,530	0
Investments in financial instruments	0	130,582	340,332
Debtors under sale and repurchase agreements	0	121,859	0
Derivatives financial instruments	0	228,516	10,128
Valuation adjustment for hedged financial assets	0	0	(27)
Total loan portfolio	690,372	119,709	0
(+/-) Deferred items	2,473	59	0
Allowance for loan losses	(21,554)	(666)	0
Loan portfolio (net)	671,291	119,102	0
Other receivables (net)	0	47,777	15,063
Foreclosed assets (net)	962	0	0
Long-life assets held for sale or for distribution to owners	0	0	1,586
Advance payments and other assets (net)	625	482	2,092
Property, furniture and fixtures (net)	12,021	1,280	321
Rights of use assets for property, furniture and equipment (net)	5,542	577	145
Long-term investment in shares	0	0	90
Deferred income tax assets (net)	0	0	23,258
Intangible assets (net)	1,748	1,348	5,851
Goodwill	1,735	0	0
Total assets	749,436	683,208	411,525

Liabilities
Deposits	686,021	104,670	46,698
Credit instruments issued	0	2,809	69,692
Interbank loans and other organizations	16,629	907	13,270
Creditors under sale and repurchase agreements	9,581	202,297	0
Securities lending	0	1	0
Collateral sold or pledged as guarantee	0	116,104	0
Derivatives financial instruments	0	230,995	4,461
Valuation adjustment of financial liabilities hedging	0	0	(14)
Lease liabilities	6,161	643	161
Other payables	30,349	83,582	1,982
Financial instruments that qualify as liabilities	0	0	39,384
Employee benefits	11,195	0	129
Deferred revenues and other advances	154	0	0
Total liabilities	760,090	742,008	175,763
Total stockholders’ equity	77,699	25,231	63,378
Total liabilities and stockholders’ equity	837,789	767,239	239,141

Consolidated balance sheet and consolidated income statement by segment

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Consolidated statement of financial position by Segments
Million pesos
As of December 31, 2021
	Retail Banking	Corporate & Investment Banking	Corporate Activities

Funds available	46,933	20,949	12,953
Margin accounts (derivatives financial instruments)	0	6,261	0
Investment in securities	0	110,694	405,868
Debtors under sale and repurchase agreements	0	2,043	0
Derivatives financial instruments	0	179,474	11,248
Valuation adjustment for hedged financial assets	0	0	63
Total loan portfolio	638,945	112,021	0
Allowance for loan losses	(20,758)	(2,416)	0
Loan portfolio (net)	618,187	109,605	0
Other receivables (net)	818	50,230	18,283
Foreclosed assets (net)	212	0	0
Property, furniture and fixtures (net)	11,188	1,275	297
Long-term investment in shares	0	0	1,470
Deferred taxes and deferred profit sharing (net)	0	0	19,351
Other assets	2,394	1,845	8,011
Total assets	679,732	482,376	477,544

Liabilities
Deposits	667,456	109,112	6,550
Credit instruments issued	0	882	84,635
Interbank loans and other organizations	17,371	82	11,317
Creditors under sale and repurchase agreements	8,206	188,652	0
Collateral sold or pledged as guarantee	0	20,082	0
Derivatives financial instruments	0	176,792	8,080
Other payables	35,655	84,603	1,921
Subordinated credit notes	0	0	51,643
Deferred revenues and other advances	719	0	0
Total liabilities	729,407	580,205	164,146
Total stockholders’ equity	68,413	24,986	72,495
Total liabilities and stockholders’ equity	797,820	605,191	236,641

Consolidated statements of comprehensive income by Segments
Million pesos
	12M22			12M21
	Retail Banking	Corporate & Investment Banking	Corporate Activities	Retail Banking	Corporate & Investment Banking	Corporate Activities

Net interest income	65,738	6,127	143	57,856	4,309	920
Provisions for loan losses	(15,137)	2,910	0	(18,908)	(1,909)	0
Net interest income after provisions for loan losses	50,601	9,037	143	38,948	2,400	920
Commission and fee income (net)	18,757	1,808	(21)	16,878	2,121	(17)

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Net gain (loss) on financial assets and liabilities	1,254	2,970	(38)	1,377	3,305	349
Other operating income	(3,950)	(557)	(2,367)	(2,480)	12	1,164
Administrative and promotional expenses	(36,757)	(4,207)	(1,349)	(36,056)	(4,698)	(2,481)
Operating income	29,905	9,051	(3,632)	18,667	3,140	(65)

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Retail banking

The Retail Banking segment encompasses the entire commercial banking and asset management business. Our Retail Banking segment’s activities include products and services for individuals, private banking clients, SMEs, middle-market corporations and government institutions.

Corporate & Investment Banking

The Corporate & Investment Banking segment reflects the returns on the corporate banking business, including managed treasury departments and the equities business. Our Corporate & Investment Banking segment provides comprehensive products and services relating to finance, guarantees, mergers and acquisitions, equity and fixed income, structured finance, international trade finance, cash management services, collection services and e-banking, including structured loans, syndicated loans, acquisition financing and financing of investment plans, among others.

Corporate activities

The Corporate Activities segment is comprised of all operational and administrative activities that are not assigned to a specific segment or product mentioned above. The Corporate Activities segment includes the financial management division, which manages structural financial risks arising from our commercial activities, mainly liquidity risk and interest rate risk, provides short- and long-term funding for our lending activities and calculates and controls transfer prices for loans and deposits in local and foreign currencies. The financial management division also oversees the use of our resources in compliance with internal and regulatory limits regarding liquidity and regulatory capital requirements.

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Annex 1. Loan portfolio rating

As of December 31st, 2022
Million pesos
	Allowance for loan losses
Category	Loan Portfolio	Commercial	Non-revolving consumer loans	Credit card and other revolving loans	Mortgages	Total
Risk “A”	815,534	1,525	449	2,731	489	5,194
Risk “A-1”	746,827	1,212	309	1,438	391	3,350
Risk "A-2"	68,707	313	140	1,293	98	1,844
Risk "B"	81,053	576	1,424	907	179	3,086
Risk "B-1"	45,771	127	801	520	70	1,518
Risk "B-2"	18,416	72	416	201	74	763
Risk "B-3"	16,866	377	207	186	35	805
Risk "C"	29,834	550	431	1,072	1,040	3,093
Risk "C-1"	17,439	402	177	407	214	1,200
Risk "C-2"	12,395	148	254	665	826	1,893
Risk "D"	12,908	1,031	285	1,728	1,380	4,424
Risk "E"	9,219	2,550	1,947	803	707	6,007
Total rated portfolio	948,548	6,232	4,536	7,241	3,795	21,804

Provisions created						21,804
Complementary provisions						416

Total						22,220

Notes:
1.	The figures used for rating and creation of allowance for loan losses, correspond to the ones as of the last day of the month of the balance sheet as of December 31st, 2022.
2.

Loan portfolio is rated according to the methodology issued by the CNBV in chapter V of Title II of the General Rules Applicable to Credit Institutions, can be rated by internal methodology approved by the CNBV.

We use the methodology established by the CNBV, which have been incorporated or modified according to the following schedule:

As of September 2011, the Bank apply the rules for rating the states and municipalities loan portfolio.

As of June 2013, the Bank apply the new rules for rating the commercial loan portfolio.

As of October 2016, the Bank updated the rules for rating the revolving consumer loan portfolio.

As of September 2017, the Bank updated the rules for rating the non-revolving consumer and mortgage loan portfolios.

As of November 2018, the Bank began to report the allowance for loans losses with their IRB methodology for middle-market and mortgages broker’s loans.

As of February 2020, the Bank concluded the parallel exercise and began to report the allowance for loan losses with their internal ratings based (IRB) model for Corporate and Investment Banking and Financial Institutions segments.

As of February 2020, the Bank informs to the CNBV, the constitution of Ps.900 million additional provisions for the organic mortgage portfolio due to the coming-up implementation of their internal rating base (IRB) model for that portfolio.

CNBV was informed about additional provisions given the environment generated by COVID-19.

Credit Institutions use risk ratings: A-1; A-2; B-1; B-2; B-3; C-1; C-2; D and E, to classify allowance for impairment losses according to the portfolio segment and percentage of the provisions representing the outstanding balance of the loan, established in Section Fifth of “De la constitución de reservas y su clasificación por grado de riesgo”, contained in chapter 5 of Title II of such regulation.

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Annex 2. Financial ratios according to CNBV

Percentages	4Q22	3Q22	4Q21	12M22	12M21

Past due loans ratio	1.88	2.01	2.18	1.88	2.18

Past due loans coverage	145.82	133.58	141.38	145.82	141.38

Operative efficiency	2.61	2.25	3.06	2.24	2.61

ROE	15.42	20.50	12.68	16.26	10.93

ROA	1.33	1.77	1.27	1.40	1.09

Capitalization ratio:
Credit Risk	30.18	29.18	32.57	30.18	32.57
Credit, Market and operational risk	19.38	18.90	21.56	19.38	21.56

Liquidity	95.70	93.07	101.08	95.70	101.08

NIM (Net Interest Margin)	3.85	4.52	3.11	3.78	2.80

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34.

NPL ratio = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

Coverage ratio= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

Efficiency ratio = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

Breakdown of capitalization ratio: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

Liquidity = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

Notes to consolidated financial statements

Notes to financial statements as of December 31st 2022
Million pesos, except for number of shares

1. Investment in securities

1. Investments in Financial Instruments
Investments in Financial Instruments are constituted as follows:

Book Value
Negotiable financial instruments:
Bank securities	8,494
Government securities	121,656
Shares	4,062
134,212

Financial instruments to collect or sell:
Government securities	313,665
Private securities	241
Shares	644
314,550

Financial instruments to collect principal and interest (securities)(net):
Government securities	20,030
Government securities (special cetes)	2,122
22,152
Total	470,914

2. Sale and repurchase agreements

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	6,278
Government securities	115,581
Total	121,859

Credit balances
Bank securities	5,781
Government securities	205,838
Private securities	259
Total	211,878
(90,019)

3. Investment in securities

3. Investment in securities different to government securities
At December 31st, 2022 the investments in debt securities with the same issuer (other than government), are less than 5% of the Institution’s net capital.

4. Derivatives

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of December 31st, 2022, are as follows:
Trading:
Swaps
Interest rate	7,706,954
Cross currency	1,003,424
Equity	450

Futures	Buy	Sell

Foreign currency	15,172	48,052
Index	127	-

Forward contracts
Foreign currency	384,313	7,986

Options	Long	Short
Interest rate	65,478	105,508
Foreign currency	95,568	99,890
Indexes	336	1,952
Equity	2,539	3,570

Total trading derivatives	9,274,361	266,958

Hedging:
Cash flow
Cross currency swaps	8,892
Foreign Exchange Forwards	49,778

Fair value
Interest rate swaps	128,532
Cross currency swaps	21,098

Total hedging derivatives	208,300
Total derivative financial instruments	9,482,661	266,958

5. Credit Portfolio by Sector

5. Credit Portfolio by Sector
V. Identification of the portfolio by stages of credit risk, as well as by type of credit and by type of currency.
2022
	Stage 1	Stage 2	Stage 3	Total
By loan type:
Commercial, financial and industrial loans	338,693	21,742	5,150	365,585
Public sector loans	84,583	-	-	84,583
Mortgage loans	195,533	8,928	6,346	210,807
Installment loans to individuals	141,916	3,448	3,742	149,106
Revolving consumer credit card loans	60,731	1,872	1,747	64,350
Non-revolving consumer loans	81,185	1,576	1,995	84,756
	760,725	34,118	15,238	810,081

5a. Loan Portfolio Stage 1 and Stage 2

5a. Loan Portfolio Stage 1 and Stage 2
The loan portfolio, by type of loan and currency, as of December 31st, 2022, is constituted as follows:

	Amount
Stage 1	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	262,760	58,899	2,487	786	324,932
Financial entities	13,160	601	-	-	13,761
Government entities	66,245	18,338	-	-	84,583
Commercial loans	342,165	77,838	2,487	786	423,276
Consumer loans	141,916	-	-	-	141,916
Media and residential	184,689	235	1,442	-	186,366
Of social interest	586	-	-	-	586
Credits acquired from INFONAVIT or FOVISSSTE	8,581	-	-	-	8,581

Earnings Release | 4Q.2022
Banco Santander México	65

Mortgage loans	193,856	235	1,442	-	195,533
Total loan portfolio Stage 1	677,937	78,073	3,929	786	760,725

Stage 2	Pesos	USA Dlls	UDIS	Euros	Total

Commercial or business activity	19,116	2,520	-	-	21,636
Financial entities	106	-	-	-	106
Commercial loans	19,222	2,520	-	-	21,742
Consumer loans	3,448	-	-	-	3,448
Media and residential	8,315	42	286	-	8,643
Of social interest	5	-	-	-	5
Credits acquired from INFONAVIT or FOVISSSTE	280	-	-	-	280
Mortgage loans	8,600	42	286	-	8,928
Total loan portfolio Stage 2	31,270	2,562	286	-	34,118

6. Loan Portfolio Stage 3

6. Loan Portfolio Stage 3
	Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	4,280	519	0	4,799
Financial entities	351	0	0	351
Commercial loans	4,631	519	0	5,150
Consumer loans	3,742	0	0	3,742
Media and residential	5,557	44	144	5,745
Of social interest	5	0	0	5
Credits acquired from Infonavit or Fovissste	596	0	0	596
Mortgage loans	6,158	44	144	6,346
Total loan portfolio Stage 3	14,531	563	144	15,238

The analysis of movements in non-performing loans from December 31st, 2021 to December 31st, 2022, is as follows:

Balance as of December 31st, 2021				16,391

Plus: Transfer from performing loan portfolio to non-performing loan portfolio				35,623

Collections
Cash		959
Transfer to performing loan portfolio		(17,853)
Proceeds from foreclosure proceedings		(592)

Write-offs				(19,290)
Adjustment for exchange rate				0

Balance as of December 31st, 2022				15,238

7. Allowance for loan losses

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st to December 31st, 2022, is as follows:

Balance as of January 1st, 2022	23,174
Allowance for loan losses	12,227
Write-offs	(19,162)
Foreign exchange result	3,725
Initial adoption of accounting criteria	2,256
Balance as of December 31st 2022	22,220

The table below presents a summary of write-offs by type of product as of December 31st, 2022:

Earnings Release | 4Q.2022
Banco Santander México	66

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,865	119	1,984	39.0
Mortgage loans	375	36	411	8.1
Credit card loans	1,271	77	1,348	26.5
Consumer loans	1,327	22	1,349	26.5
Total	4,838	254	5,092	100.0

Second quarter
Commercial loans	1,161	109	1,270	30.0
Mortgage loans	410	48	458	10.8
Credit card loans	1,111	54	1,165	27.5
Consumer loans	1,316	22	1,338	31.6
Total	3,998	233	4,231	100.0

Third quarter
Commercial loans	799	89	888	20.9
Mortgage loans	386	41	427	10.1
Credit card loans	1,247	52	1,299	30.6
Consumer loans	1,615	17	1,632	38.4
Total	4,047	199	4,246	100.0

Fourth quarter
Commercial loans	409	91	500	8.9
Mortgage loans	1,593	23	1,616	28.9
Credit card loans	1,938	62	2,000	35.8
Consumer loans	1,462	15	1,477	26.4
Total	5,402	191	5,593	100.0

Accumulated 2022
Commercial loans	4,234	408	4,642	24.2
Mortgage loans	2,764	148	2,912	15.2
Credit card loans	5,567	245	5,812	30.3
Consumer loans	5,720	76	5,796	30.2
Total	18,285	877	19,162	100.0

8. Problematic loans

8. Problematic loans
Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.2,122 million correspond to the early extinction of debtor support programs:
Amount
Government Securities
Special CETES for housing loan debtor support programs	2,211

Total securities held to maturity (no reserve)	2,211
Minus-
Reserve for Special CETES	(89)
Total securities held to maturity , net	2,122

Earnings Release | 4Q.2022
Banco Santander México	67

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at December 31st, 2022, is as follows:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-270701	423-2	15,292,752	01-jul-27	141	2,211
					2,211

 0. Average interest rates paid on deposits

10. Average interest rates paid on deposits
The average interest rates paid on deposits during December 2022, is as follow:
	Pesos	USD
Average balance	450,583	68,248
Interest	3,430	4
Rate	2.98%	0.02%

11. Bank and other loans

11. Bank and other loans
As of December 31st, 2022, banks and other loans are constituted as follows:

Liabilities	Amount	Average Rate (%)	Maturity

Loans in pesos

Local bank loans	5,047	8.05	To 5 years
Public fiduciary funds	18,037	10.39	To 7 years
Development banking institutions	5,031	10.80	To 11 years
Total	28,115

Loans in foreign currency

Public fiduciary funds	2,374	4.18	From 1 day to 9 years
Development banking institutions	93	5.76	From 1 to 9 months
Total	2,467

Total loans	30,582
Accrued interests	224
Total bank and other loans	30,806

12. Current and deferred taxes

Current taxes are composed as follows at December 31st, 2022

Income taxes	9,465
Deferred taxes	(2,516)	(1)
Total Bank	6,949
Current and-deferred taxes from other subsidiaries	2,223
Total consolidated Bank	9,172

(1) Deferred taxes are composed as follows:

Global provision	(1,492)
Fixed assets and deferred charges	(554)
Net effect from financial instruments	(632)
Accrued liabilities	(141)
Others	303
Total Bank	(2,516)	(1)
Allowance for loan losses of subsidiaries, net	(628)
Others, subsidiaries	154
Total deferred tax, consolidated Bank	(2,990)

As of December 31st, 2022, deferred assets and deferred liabilities are registered at 100%

Earnings Release | 4Q.2022
Banco Santander México	68

Remainder of global provisions and allowances for loan losses	11,696
Other	11,562
Total deferred income tax (net)	23,258
Deferred taxes registered in balance sheet accounts	23,258
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

13. Employee profit sharing
As of December 31st, 2022, the deferred Employee profit sharing “EPS” is compromised as follows:

Asset per deferred EPS:

Allowance for loan losses deducting outstanding	1,207
Fixed assets and deferred charges	324
Accrued liabilities	233
Capital losses carryforward	218
Commissions and interests early collected	111
Foreclosed assets	33
Labor obligations	61
Derivative financial transactions of exchange rate	103
Net effect from financial instruments	291
Deferred EPS asset:	2,581

Deferred EPS liability:

Advance payments	(121)
Deferred EPS liability	(121)

Less - Reserve	-
Deferred EPS asset (net)	2,460

14. Capitalization Ratio

14. Capitalization Ratio

Table I.1

Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,702
2	Earnings from previous fiscal years	85,724
3	Other elements of other comprehensive income (and other reserves)	45,547
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	165,974
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Goodwill (net of its corresponding deferred profit taxes debited)	2,404
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	8,694
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0

Earnings Release | 4Q.2022
Banco Santander México	69

12	Reserves to be constituted	0
13	Benefits surplus of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	N/A
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	0
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	18
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes assets resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	4,589
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	41,191
A	of which: Other elements of other comprehensive income (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	38,079
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	2,619
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	492
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	62,625
29	Level 1 Common Capital (CET1)	103,348
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	13,656
31	of which: Qualify as capital under the applicable accounting criteria	13,656
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	N/A
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	N/A

Earnings Release | 4Q.2022
Banco Santander México	70

35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	13,656
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	13,656
45	Level 1 capital (T1 = CET1 + AT1)	117,004
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	25,727
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	N/A
49	of which: instruments issued by subsidiaries subject to gradual elimination	N/A
50	Reserves	1,100
51	Level 2 capital before regulation adjustments	26,827
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	26,827
59	Total stock (TC = T1 + T2)	143,832
60	Total Risk Weighted Assets	742,079
	Capital reasons and buffers
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	13.93%
62	Level 1 Stock (as percentage of assets weighted by total risks)	15.77%
63	Total capital (as percentage of assets weighted by total risks)	19.38%
64	Institutional specific buffer (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance buffer, plus the countercyclical buffer, plus D-SIB buffer; expressed as percentage of the total risk weighted assets)	17.63%
65	of which: Buffer of capital preservation	2.50%
66	of which: Buffer of specific bank countercyclical
67	of which: Buffer of systematically important local banks (D-SIB)	1.20%

Earnings Release | 4Q.2022
Banco Santander México	71

68	Level 1 Common Capital available for hedging the buffers (as percentage of total risk weighted assets)	6.93%
National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	16,638
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to Table I.1 “Form of disclosure of the capital integration without considering the phase in in the application of regulatory adjustments”

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.

Earnings Release | 4Q.2022
Banco Santander México	72

8	Goodwill, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits surplus of securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.

Earnings Release | 4Q.2022
Banco Santander México	73

18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	Deferred taxes assets resulting from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.

Earnings Release | 4Q.2022
Banco Santander México	74

J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.

Earnings Release | 4Q.2022
Banco Santander México	75

49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Total Risk Weighted Assets.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital buffer referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the total risk weighted assets) which is related to the banking institutions’ capital buffer for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed taxes assets resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.

Earnings Release | 4Q.2022
Banco Santander México	76

78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1

Balance sheet figures

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,843,567
BG1	Funds Available	93,353
BG2	Margin accounts	3,826
BG3	Investment in securities	470,804
BG4	Debtors under sale and repurchase agreements	121,859
BG5	Securities loans)	0
BG6	Derivatives	238,644
BG7	Valuation adjustment for hedged financial assets	(27)
BG8	Total loan portfolio	756,121
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	62,847
BG11	Foreclosed assets (net	960
BG12	Property, furniture and fixtures (net)	18,789
BG13	Long-term investment in shares	42,467
BG14	Non current assets held for sale	1,586
BG15	Deferred income taxes (net)	18,767
BG16	Other assets (net)	13,571
	Liabilities	1,677,584
BG17	Deposits	912,040
BG18	Bank and other loans	30,806
BG19	Creditors under sale and repurchase agreements	211,878
BG20	Securities loans	1
BG21	Collateral sold or pledged as guarantee	116,104
BG22	Derivatives	235,456
BG23	Valuation adjustment for hedged financial liabilities	(14)
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	120,586
BG26	Subordinated debentures outstanding	39,384
BG27	Deferred income taxes (net)	11,296
BG28	Deferred revenues and other advances	49
	Shareholders' Equity	165,983
BG29	Paid-in capital	34,702
BG30	Other capital	131,281
	Memorandum accounts	4,213,414

Earnings Release | 4Q.2022
Banco Santander México	77

BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	133
BG33	Credit commitments	169,613
BG34	Assets in trust or mandate	193,297
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	1,751,075
BG37	Collateral received by the entity	154,833
BG38	Collateral received and sold or pledged as guarantee	93,143
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	684
BG41	Other accounts	1,850,636

Table II.2

Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	2,404	BG16= 13,571 Minus: deferred charges and advance payments 2,619; intangibles 8,694; advance payments that are computed as risk assets 904; plus other assets are computed as risk assets 1,050
2	Intangible assets	9	8,694	BG16= 13,571 Minus: deferred charges and advance payments 2,619; intangibles 2,404; advance payments that are computed as risk assets 904; plus other assets that are computed as risk assets 1,050
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0	BG9=
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	0	BG3= 470,804 Minus: Reciprocal investments in common capital of financial entities 18; Investments in securities computed as risk assets 470,786

Earnings Release | 4Q.2022
Banco Santander México	78

7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	18	BG3= 470,804 Minus: Investment in own-equity securities 0; Investments in securities computed as risk assets 470,786
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	4,589	BG15= 21,227 Minus: Amount computed as risk asset 16,638
13	Reserves recognized as complementary capital	50	1,100	BG8= Total loan portfolio 756,121
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 42,647 Minus: Investments in subsidiaries 38,079; Investments in clearing houses 492; Investments in associated companies 110; Other investments that are computed as risk assets 3,785
16	Investments in associated companies	26 - E	38,079	BG13= 42,467 Minus: Investments in clearing houses 492; Investments in associated companies 110; Other investments that are computed as risk assets 3,785
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	2,619	BG16= 13,571 Minus: intangible assets 11,098; others assets that are computed as risk assets 904; plus other assets are computed as risk assets 1,050
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
Earnings Release | 4Q.2022
Banco Santander México	79

23	Investments in clearing houses	26 - P	492	BG13= 42,467 Minus: Investments in subsidiaries 38,079; Investments in associated companies 110; other investments that are computed as risk assets 3,785
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,702	BG29
35	Retained earnings	2	85,724	BG30= 131,281 Minus: other items of earned capital 45,547, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	45,547	BG30= 131,281 Minus: Retained earnings 85,724 cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	13,656	BG26= 39,384 More: Subordinated debt instruments non-convertible 25,727
39	Paid-in capital that meets with Exhibit 1-S	46	25,727	BG26= 39,384 More: Subordinated debt instruments convertible 13,656

Earnings Release | 4Q.2022
Banco Santander México	80

40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

Earnings Release | 4Q.2022
Banco Santander México	81

16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	109,258	8,741
Transactions with debt instruments in national currency with surtax and reviewable rate	5,693	455
Transactions in national currency with real rate or denominated in UDIs	11,395	912

Earnings Release | 4Q.2022
Banco Santander México	82

Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	2,227	178
Positions in UDIs or with yield referred to INPC	88	7
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	86	7
Transactions in foreign currency with nominal rate	45,491	3,639
Positions in foreign currency or with yield indexed to the exchange rate	6,484	519
Positions in shares or with yield indexed to the price of one share or set of shares	6,088	487
Positions in commodities	1	0
Impact Capital requirement for Gamma and Vega	1	0

Table III.2

Assets weighted subject to credit risk by risk group

Concept	Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	238	19
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	0	0
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	32,717	2,617
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	0	0
Group III (weighted at 11.5%)	0	0
Group III (weighted at 20%)	26,728	2,138
Group III (weighted at 23%)	233	19
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	1	0
Group III (weighted at 57.5%)	0	0
Group III (weighted at 60%)	0	0
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	17,986	1,439
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	6,192	495
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	9,699	776
Group V (weighted at 50%)	0	0
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	0	0
Group VI (weighted at 20%)	2,291	183
Group VI (weighted at 25%)	1,789	143
Group VI (weighted at 30%)	7,870	630
Group VI (weighted at 40%)	4,390	351

Earnings Release | 4Q.2022
Banco Santander México	83

Group VI (weighted at 50%)	51,206	4,097
Group VI (weighted at 75%)	40,774	3,262
Group VI (weighted at 100%)	31,711	2,537
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	2,329	186
Group VII-A (weighted at 23%)	0	0
Group VII-A (weighted at 50%)	18	1
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 75%)	10,866	869
Group VII-A (weighted at 85%)	562	45
Group VII-A (weighted at 100%)	101,262	8,101
Group VII-A (weighted at 115%)	0	0
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	0	0
Group VII-A (weighted at 172.5%)	0	0
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	921	74
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	10,176	814
Group VII-B (weighted at 100%)	36,994	2,960
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	4,010	321
Group VIII (weighted at 150%)	1,231	98
Group IX (weighted at 100%)	18,118	1,449
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,241	99
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	29,164	2,333
Credit Valuation Adjustment on Derivative Operations	21,560	1,725
Re-securitization with Risk Degree 1 (weighted at 20%)	4,261	341
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Earnings Release | 4Q.2022
Banco Santander México	84

Table III.3

Operational Risk weighted Assets

Method	Risk weighted Assets	Capital Requirement
STANDARD ALTERNATIVE METHOD	78,727	6,298

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		70,056

Table IV.1

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060013
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	Ps.15,210,402,155.77
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No

Earnings Release | 4Q.2022
Banco Santander México	85

37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX41BS060005
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	Ps.14,588,587,852.93
9	Instrument's par value	Ps.3.78
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Earnings Release | 4Q.2022
Banco Santander México	86

Table IV.1.3

Main characteristics of titles that are part of the Net Capital

Reference	Item		Characteristics
1	Issuer		Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier		ISIN	CUSIP
		144A	US05969BAC72	05969BAC7
		Reg S	USP1507SAG23	P1507SAG2
3	Governing Law		The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York. All additional dispositions related to the determination of Suspension Periods, a Trigger Event (leading to a Writedown), Interest Payment cancellation, Optional Redemption or, the ranking and subordination of the Notes, will be governed by, and construed in accordance with, Mexican Law, as established in the Indenture and the Notes.
Regulatory Treatment
4	Capital category the Note qualifies as, based on Article 3, Transitory, Resolution 50th		N.A.
5	Capital category the Note qualifies as, based on Annexes 1-Q, 1-R and 1-S		“Tier 2” or Supplementary Capital (Capital Complementario).
6	Instrument seniority within the Group		Subordinated Debt issued by our Credit Institution.
7	Type of Instrument		Tier 2 Subordinated Preferred Capital Notes.
8	Amount acknowledged as regulatory capital		$25,145,225,839.39
9	Instrument's Face Value		$25,312,950,000 (USD $1,300,000,000.00)
9A	Currency		USD.
10	Accounting Classification		Subordinated Debt.
11	Issuance Date		October 1, 2018.
12	Type of Expiration		Expiration Date.
13	Expiration Date		October 1, 2028.
14	Optional Redemption		Subject to certain conditions, the Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Date or (ii) in whole, but not in part, at any date by means of the existence a Withholding Tax Redemption event or a Special Redemption event.
15	Optional Redemption Date		October 1, 2023.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the Notes and resulting in a higher withholding tax applicable to interest payments under the Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption		Upon an early redemption, the Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Notes, plus Additional Amounts, if any.

Earnings Release | 4Q.2022
Banco Santander México	87

16	Subsequent early redemption dates	None, except for early redemptions caused by a Withholding Tax Redemption event or a Special Redemption event, which can be made at any date before Maturity Date.
Yields / Dividends
17	Type of Interest Rate	Fixed Rate with only one reset date at the Optional Redemption Date.
18	Interest Rate	5.95%.
19	Dividend Stopper Clause:	Subject to certain exceptions, the Issuer will not be allowed to make certain distributions during a Suspension Period, including (i) dividends or distributions on capital stock, (ii) make any payment of the Issuer’s debt securities that rank pari passu with or junior in right of payment and in liquidation to the Notes; or (iii) make any guaranty payments with respect to any guaranty of the debt securities of its subsidiaries if such guaranty ranks pari passu with or junior in right of payment and in liquidation to the Notes.
20	Are Interest Payments discretionary?	Interest Payments are Mandatory.
21	Interest increase / Step-Up clause	No.
22	Are coupon payments cumulative?

Cumulative.

The Issuer will have the right to and will defer, but not cancel (except pursuant to a Write-Down), payment of interest and principal due on the Notes, if the CNBV institutes certain corrective measures against the Issuer if the Issuer is classified as Class III (or equivalent classification under any successor provisions) or below under the Mexican Capitalization Requirements. Payments of interest due on the Notes will be cumulative. Subject to the occurrence of one or more Write-Downs, a Suspension Period shall terminate and the payment of interest due on the Notes and payment of principal thereof will resume when the related Mexican Regulatory Event has terminated.

23	Convertibility of the instrument	N.A.
24	Convertibility conditions	N.A.
25	Degree of convertibility	N.A.
26	Conversion rate	N.A.
27	Type of Conversion	N.A.
28	Type of shares into which the title is converted	N.A.
29	Issuer of such capital instrument	N.A.
30	Write-Down Mechanism	Yes.
31	Write-Down Trigger Events

A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that Banco Santander Mexico’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5%, or (ii) both (A) the CNBV notifies the Issuer that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander Mexico’s license has occurred resulting from (x) the Issuer’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (y) the Issuer’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) the Issuer has not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) transferring at least seventy five percent (75%) of its shares to an irrevocable trust and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, , in each case, on or before the third (in the case of (A)(z)) or seventh (in the case of (A)(x) or (y)) business day in Mexico, as applicable, following the date on which the CNBV notifies the Issuer of such determination..

Earnings Release | 4Q.2022
Banco Santander México	88

32	Write-Down Amount	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, would be insufficient to return Banco Santander Mexico’s Fundamental Capital to the levels required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks, the amount necessary to reduce the Current Principal Amount of each outstanding Capital Note to zero.
33	Write-Up Mechanism	N.A., Write-Down, if applied, will be permanent.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Notes constitute subordinated preferred indebtedness, and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future senior indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future unsecured subordinated preferred indebtedness and (iii) senior only to all of the Issuer’s present and future subordinated non-preferred indebtedness and all classes of the Issuer’s equity or capital stock..
36	Does any characteristic of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

Table IV.1.4

Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options
1	Issuer	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.
2	ISIN, CUSIP or Bloomberg Identifier	ISIN: US40053CAA36 CUSIP: 40053C AA3 BMV Ticker: BSMX 17
3	Governing Law	The Capital Notes and the Indenture are governed by, and construed in accordance with the laws of New York, except that the ranking and subordination provisions, provisions related to mandatory cancellation of interest, provisions relating to conversion, provisions relating to a withholding tax redemption or a special redemption and the waiver of the right to set-off by the holders of the Capital Notes and by the Trustee acting on behalf of the holders with respect to the Capital Notes will be governed by and construed in accordance with the laws of Mexico.
Regulatory Treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Tier 1 Capital (Capital Básico No Fundamental).
6	Instrument level within the Group	Subordinated Debt issued from our Credit Institution.
7	Type of Instrument	Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes.
8	Amount acknowledged as regulatory capital	$9,018,160,682.00
9	Instrument's Face Value	$9,735,750,000 (USD $500,000,000.00)
9A	Currency	USD.
10	Accounting Classification	Principal is accounted as debt, coupon payments are accounted as capital.
11	Issuance Date	December 23, 2016.
12	Type of Expiration	Perpetuity.
13	Expiration Date	N.A.

Earnings Release | 4Q.2022
Banco Santander México	89

14	Optional Redemption

Subject to certain conditions, the Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, (i) in whole or in part, only on the Optional Redemption Dates or (ii) in whole at any date by means of the existence a Withholding Tax Event or a Special Event.

15	First Optional Redemption Date	January 20, 2022.
15A	Does the early redemption clause contemplates Regulatory or Fiscal Events?

Yes.

Withholding Tax Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to the Capital Notes, plus Additional Amounts, if any, in whole but not in part, prior to the Maturity Date as a result of certain changes in tax law affecting the, and resulting in a higher, withholding tax applicable to interest payments under the Capital Notes, subject to the satisfaction of certain conditions.

Special Event Redemption: The Issuer may redeem the Capital Notes at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any, in whole but not in part, upon the occurrence of a Special Event (which event happens upon the occurrence of certain changes in capital treatment or tax deductibility of payments under the Capital Notes and the satisfaction of certain conditions).

15B	Liquidation price for an early redemption	Upon an early redemption, Capital Notes would be repaid at par plus accrued and unpaid interest due on, or with respect to, the Capital Notes, plus Additional Amounts, if any,
16	Subsequent early redemption dates	Every Interest Payment Date after the First Optional Redemption Date. Early redemptions caused by a Withholding Event or a Special Event, which can be made at any date.
Yields / Dividends
17	Type of Interest Rate	Fixed with reset dates on the First Redemption Date and every fifth anniversary thereafter.
18	Interest Rate	8.50%.
19	Dividend Stopper Clause

Unless the most recent payable accrued interests and any Additional Interest on the Capital Notes have been paid, the Issuer shall not: (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its capital stock; or (ii) make any payment of premium, if any, or interest on or repay, repurchase or redeem any of its Subordinated Non-Preferred Indebtedness.

20	Are Interest Payments discretionary

Completely Discretionary.

(a) Interest is payable solely at the Issuer’s discretion, and no amount of interest shall become due and payable in respect of the relevant interest period to the extent that it has been canceled by the Issuer (in whole or in part) at its sole discretion and/or has been canceled as a result of the occurrence and continuation of an Interest Cancellation Event; and (b) a cancellation of interest (in whole or in part) shall not constitute a default.

21	Interest increase / Step-Up clause	No.
22	Are Coupon Payments Cumulative?	No.
23	Convertibility of the instrument	Yes.

Earnings Release | 4Q.2022
Banco Santander México	90

24	Conversion Trigger Events

A Conversion Trigger Event shall occur:

(i) the Business Day in Mexico following the publication of a determination by the CNBV, in its official publication of capitalization levels for Mexican banks, that Banco Santander México’s Fundamental Capital Ratio, as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 5.125%;

(ii) if both (A) the CNBV notifies Banco Santander México that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of Banco Santander México’s license has occurred resulting from (x) Banco Santander México’s assets being insufficient to satisfy its liabilities, (y) Banco Santander México’s non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) Banco Santander México’s non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) Banco Santander México has not cured such cause for revocation, by (x) complying with such corrective measures, or (y)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) not being classified in Class III, IV or V, and (3) transferring at least 75% of its shares to an irrevocable trust, or (z) remedying any capital deficiency, in each case, on or before the third or seventh calendar day in Mexico, as applicable, following the date on which the CNBV notifies Banco Santander México of such determination;

(iii) if the Banking Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público), Banco de México and the IPAB, determines pursuant to Article 29 Bis 6 of the Mexican Banking Law that, under Article 148, Section II, paragraphs (a)

and (b) of the Mexican Banking Law, financial assistance is required by Banco Santander México to avoid revocation of its license because Banco Santander México’s assets are insufficient to satisfy Banco Santander México’s liabilities, or Banco Santander México’s failure to comply with corrective measures, to comply with capitalization requirements, or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to Banco Santander México (for the avoidance of doubt, pursuant to Annex 1-R of the general rules applicable to Mexican banks, a Conversion Trigger Event shall occur if financial assistance or other loans shall be granted to the Bank pursuant to Article 148, Section II, paragraphs (a) and (b) of the Mexican Banking Law)

25	Conversion Amount	“Conversion Amount” means: (i) a conversion of the then Current Principal Amount of Capital Notes in an amount that would be sufficient, and together with any concurrent pro rata write-down or conversion of any other Subordinated Non-Preferred Indebtedness issued by Banco Santander México and then outstanding, to return Banco Santander México’s Fundamental Capital Ratio to the then-applicable Fundamental Capital Ratio required by the CNBV in accordance with Section IV, c), 1 of Annex 1-R of the general rules applicable to Mexican banks or any successor regulation; or, if no such amount, together with any such concurrent pro rata write-down or conversion, would be sufficient to so restore Banco Santander México’s Fundamental Capital Ratio to the aforementioned amount, then (ii) conversion of the then Current Principal Amount of Notes in the amount necessary to reduce the principal amount of each outstanding Note to zero.
26	Conversion Price

The conversion price shall be, if the Ordinary Shares are:

(i) then admitted to trading on the Mexican Stock Exchange, the higher of: (x) the volume weighted average of the Ordinary Shares closing price on the Mexican Stock Exchange for the thirty (30) consecutive Business Days immediately preceding the Conversion Date, with each closing price for the thirty (30) consecutive Business Days being converted from Mexican pesos into U.S. dollars at the then-prevailing exchange rate; or (y) floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate;

(ii) not then admitted to trading on the Mexican Stock Exchange, the floor price of Ps.20.30 converted into U.S. dollars at the then-prevailing exchange rate.

The conversion price shall be subject to certain anti-dilution adjustments.

27	Type of Conversion	Mandatory.
28	Type of shares into which the title is converted	Banco Santander México’s Series F shares (common shares).
29	Issuer of such capital instrument	Banco Santander México, S. A., Institución de Banca Múltiple, Grupo Financiero Santander México.

Earnings Release | 4Q.2022
Banco Santander México	91

30	Write-Down Mechanism	N.A.
31	Write-Down Trigger Events	N.A.
32	Write-Down Amount	N.A.
33	Write-Up Mechanism	N.A.
34	Mechanism for temporary Write-Down	N.A.
35	Ranking of the Capital Notes in a liquidation event	The Capital Notes will represent the Issuer’s general, unsecured and subordinated obligations. The Capital Notes constitute Subordinated Non-Preferred Indebtedness and will rank (i) subordinate and junior in right of payment and in liquidation to all of the Issuer’s present and future Senior Indebtedness and Subordinated Preferred Indebtedness, (ii) pari passu without preference among themselves and with all of the Issuer’s present and future other unsecured Subordinated Non-Preferred Indebtedness and (iii) senior only to all classes of the Issuer’s capital stock.
36	Does any characteristic of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	No.
37	Specify which characteristics of the Capital Notes breach conditions set forth in Annex 1-R, 1-S or 1-Q of the Mexican Banking Law	N.A.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo, Santander Hipotecario and Santander Inclusión Financiera is available on the website

www.santander.com.mx/ir

Leverage ratio

Table I.1
Integration of the main sources of leverage
	Item	Dec-22
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,483,064
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	(62,625)
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,420,439
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	32,206
5	Add-on amounts for PFE associated with all derivatives transactions	44,883
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(3,826)
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	73,263
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	121,859

Earnings Release | 4Q.2022
Banco Santander México	92

13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(86,445)
14	CCR exposure for SFT assets	31,084
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	66,497
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	169,613
18	(Adjustments for conversion to credit equivalent amounts)	(89,408)
19	Off-balance sheet items (sum of lines 17 and 18)	80,205
Capital and total exposures
20	Tier 1 capital	117,004
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,640,404
Leverage ratio
22	Basel III leverage ratio	7.13%

Table II.1
Comparison total assets and assets adjusted
Reference	Item	Dec-22
1	Total consolidated assets as per published financial statements	1,843,567
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	(62,625)
4	Adjustments for derivative financial instruments	(165,381)
5	Adjustment for securities financing transactions	(55,362)
6	Adjustment for off-balance sheet items	80,205
7	Other adjustments	0
	Leverage ratio exposure	1,640,404

Table III.1
Conciliation of total assets and exposure in the balance
Reference	Item	Dec-22
1	Total consolidated assets as per published financial statements	1,843,567
2	operative derivative financial instruments	(238,644)
3	operative securities financing transactions	(121,859)
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,483,064

Earnings Release | 4Q.2022
Banco Santander México	93

Table IV.1
Variation of the elements
	Sep-22	Dec-22
Concept/Quarter	T-1	T	Variation (%)
Basic Capital	114,762	117,004	2
Adjusted assets	1,675,985	1,640,404	(2)
Leverage ratio	6.85%	7.13%

The information relating to Annex 1-O Leverage Ratio is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30th, 2003, the following information with respect to credit risk transactions as of December 31st, 2022, is provided:

- The Bank did not grant financing to debtors or groups of individuals representing single common risk greater than amount of core capital Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.46,826 representing the 40.80% of the basic capital of the Bank.

- There are two financings greater than 10% of the basic capital of the Bank, the first with an amount of Ps.66,520 and the second with an amount of Ps.25,103, representing 57.96% and 21.87%, respectively.

16. Internal and external Sources of Liquidity

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly demand and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the domestic and foreign capital markets through the issuance of debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Banco Santander México may also obtain liquidity through sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Earnings Release | 4Q.2022
Banco Santander México	94

17. Dividends Policy
Banco Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Banco Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

18. Treasury Policies

The activities of Banco Santander México’s treasury are performed pursuant to the following:

a)  In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity and capital ratios, regulatory matching, capacity of the payment systems, among others.

b)  Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c) Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)  Sound market practices.

e)  Strategies proposed in the banks internal committees.

f)  Compliance with the operation policies and procedures of the institution.

Earnings Release | 4Q.2022
Banco Santander México	95

19. Shareholding

19. Shareholding
Subsidiaries	% of interest

Santander Consumo, S.A. de C.V., SOFOM, E.R.	99.99
Santander Inclusion Financiera, S.A. de C.V., SOFOM, E.R.	99.99
Centro de Capacitación Santander, A.C.	99.99
Banco Santander, S.A. F-100740	99.99
Fideicomiso GFSSLPT Banco Santander, S.A.	89.14
Santander Servicios Corporativos, S.A. de C.V.	99.99
Santander Servicios Especializados, S.A. de C.V.	99.99
Santander Tecnología México, S.A. de C.V.	99.99

20. Internal Control

20. Internal Control

The activities of Banco Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the regulations in force, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, , the Audit Committee, the Internal Audit Department, the General Direction, the Executive Direction of Non-Financial Risks (Internal Control), Financial Control Department and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the annual assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, design and execution of controls, establishment and updating of measures and controls that promote the compliance with the internal and external regulations, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) guidelines and the proper operation of the financial data processing systems.

Likewise, business continuity is ensured through a Business Continuity Management System aligned with the best practices in the industry and covering the established corporate and local regulatory requirements.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the bank. Such structure is constituted as follows

CEO and General Direction

The following functions report to the President and CEO:

Earnings Release | 4Q.2022
Banco Santander México	96

▪	Presidency

•	Deputy General Legal Director

•	Deputy General Director of Risks

•	Deputy General Director Corporate & Investment Banking

•	Deputy General Director of Strategy, Public Affairs and Chief of Staff of the Executive Presidency

•	Deputy General Management Business Strategy

•	Executive Management Chief Audit Executive

•	Executive Director Chief Information Security Officer

•	Director of Chief of Staff North America

•	Coordination and Monitoring Department

▪	Vice President of Commercial Network and EIB:

•	Deputy General Director Digital and Innovation

▪	Vice President of Administration and Finance:

•	Deputy General Director Intervention and Management Control

•	Deputy General Director Corporate Resources and Recoveries

Earnings Release | 4Q.2022
Banco Santander México	97

•	Finance Executive Director

•	Human Resources Executive Director

•	Executive Director Deputy Head of Technology

•	Operations Executive Director

•	Financial Inclusion Executive Director

*Organizational structure effective as of September 30th, 2022. For the recent organizational changes announced, please refer the V. Relevant Events section of this report.

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area, via manuals, circulars and bulletins, governs the activities of the bank; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Banco Santander México, created and reported to the Board of Directors, are:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Risk Management Committee

▪	Remuneration Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the bank are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Bank, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2019.

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the bank have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Transactions with related parties

Earnings Release | 4Q.2022
Banco Santander México	98

21. Transactions with related parties

Receivable
Cash and cash equivalents	4,828
Debtors under sale and repurchase agreements	402
Derivatives (asset)	99,637
Loan portfolio with credit risk stage 1	5,566
Other receivables, (net)	2,588
Intangible assets	274

Payable
Time deposits	4,100
Demand deposits	2,481
Credit instruments issued	25
Creditors under sale and repurchase agreements	3,218
Derivatives (liability)	83,065
Other payables	18,970
Creditors from settlement of transactions	1,035
Subordinated debentures	32,960

Revenues
Interest	69
Premium on sale and repurchase agreements	22
Others	213

Net Commissions	6,629
Net gain (loss) on financial assets and liabilities	8,334

Expenses
Interest	1,931
Administrative expenses	1,171
Technical assistance	3,593

22. Interests on loan portfolio

22. Interests on loan portfolio
As of December 31st, 2022, the consolidated income statement includes, in the item "Interest income", Ps. 93,201 million that correspond to interests from the loan portfolio of Banco Santander México, S.A. and Santander Consumo, S.A. de C.V. SOFOM E.R.

23. Integral Risk Management

Earnings Release | 4Q.2022
Banco Santander México	99

23. Integral Risk Management

Risk management is considered by Banco Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Banco Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Banco Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Banco Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Banco Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Banco Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Banco Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of fourth quarter of 2022 (unaudited) amounted to:

Bank
	VaR (Thousands of Mexican pesos)%
Trading Desks	41,463.36	0.03%
Market Making	37,197.15	0.03%
Proprietary Trading	22,007.12	0.02%

Risk factor
Interest rate	38,589.74	0.03%
Foreign exchange	18,623.17	0.01%
Equity	1,326.94	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the fourth quarter of 2022 (unaudited) amounted to:

Bank
	VaR (Thousands of pesos)%
Trading Desks	40,073.18	0.03%
Market Making	34,690.23	0.02%
Proprietary Trading	16,058.68	0.01%

Risk factor
Interest rate	35,371.70	0.02%
Foreign exchange	19,803.15	0.01%
Equity	1,214.65	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Banco Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Banco Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank	Oct-22	Nov-22	Dec-22	Average	Oct-22	Nov-22	Dec-22	Average
Balance MXN GAP	21%	16%	19%	18%	63%	55%	64%	61%
Scenario	Decrease	Decrease	Decrease	N/A	Increase	Increase	Increase	N/A
Balance USD GAP	28%	28%	27%	27%	33%	34%	32%	33%
Scenario	Decrease	Decrease	Decrease	N/A	Decrease	Decrease	Decrease	N/A

*For high volatility currencies, a scenario of +/-100 bps is considered, while for low volatility currencies, a scenario of +/-25 bps is used. The decrease scenario considers a shock of -100/-25 bps, while the increase scenario refers to a shock +100/+25 bps.

Earnings Release | 4Q.2022
Banco Santander México	100

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the fourth quarter of 2022:

	Sensitivity NIM				Sensitivity MVE
Bank	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	Decrease	(283)	(1,315)	1,032	Increase	(2,737)	2,702	(5,439)
Balance USD GAP	Decrease	(262)	100	(361)	Decrease	(951)	(1,641)	691

*For high volatility currencies, a scenario of +/-100 bps is considered, while for low volatility currencies, a scenario of +/-25 bps is used. The decrease scenario considers a shock of -100/-25 bps, while the increase scenario refers to a shock pf +100/+25 bps.

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Earnings Release | 4Q.2022
Banco Santander México	101

Liquidity Risk

Liquidity risk is related to the ability of Banco Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Banco Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Banco Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y
Structural GAP	565,230	(43,665)	(136,426)	(91,797)	131,757	32,679	58,396	30,166	527,065	57,055
Non Derivative	549,802	(43,561)	(138,848)	(91,929)	132,744	30,036	58,112	27,507	522,325	53,416
Derivatives	15,428	(105)	2,422	132	(987)	2,642	284	2,659	4,741	3,639

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises) .

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc,).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

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Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Whitin the credit risk, there is a concept that, due to its specific characteristics, it requires a special management: the Counterparty Credit Risk.

Counterparty Credit Risk (CCR) is defined as the risk that may arise from total or partial breach of the financial obligations contracted with the entity. It is a bilateral credit risk, as it may affect both parties of the transaction, and it is uncertain, since it is conditioned by the behaviour of markets, which are volatile.

The financial securities that generates this exposure are the financial derivatives, repurchase agreements (REPOs) and security lending. The management and control of this type of credit risk is carried out by a specific team with an organizational structure independent from the business teams.

For the control of the counterparty credit lines, the Equivalent Credit Risk (REC) is used. The REC is the metric that represents the peak exposure or the highest potential future exposure value at a specific time interval and it can be obtained in the following ways:

•	Gross REC: it measures the exposure without considering netting and collateral agreements. It´s obtained at a transaction level and at other levels of aggregation.

•	Net REC: it measures the exposure considering netting and collateral agreements and personal or financial guarantees. It´s calculated at a netting agreement level and at other levels of aggregation.

In addition to the Counterparty Risk, there is the issuing risk, which is generated by the acquisition and / or direct disposal of public and private instruments of authorized securities and the Settlement Risk, also known for Herstatt risk for FX trading, is the risk that is generated in the exchange of securities when one of the parties fails to deliver the securities/currency/cash, committed by contract, having received the amount from the other party.

The control of Counterparty Risk is performed in a daily basis using the Credit Risk Exposure Advanced Management (CREAM), which allows to know the credit line availability for all the counterparties, for any of the instruments already mentioned and term.

For the process of control for this risk, Financial Risk Division oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Risk Management Committee, with respect to the limits to Counterparty Credit Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. Also, in a monthly basis, is presented to the Risk Management Committee the present value of the expected loss for the actual portfolio of derivatives and repos in a base scenario and two other stressed scenarios (LGD and PD).

Currently, Banco Santander has lines of counterparty credit risk with the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit and Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Credit Risk and Issuer Risk of Banco Santander for the 4Q of 2022:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Oct-22	Nov-22	Dec-22	Average
Sovereign Risk, Development Banking and Financial Institutions	1,651	1,524	1,250	1,475
Corporates	614	636	601	617
Project Finance	142	175	173	163
Companies	153	185	173	171

Earnings Release | 4Q.2022
Banco Santander México	103

Mart to Market
Millions of U.S. Dollars
Segment	Oct-22	Nov-22	Dec-22	Average
Sovereign Risk, Development Banking and Financial Institutions	817	93	720	543
Corporates	(252)	(241)	(159)	(217)
Project Finance	(109)	(79)	(87)	(91)
Companies	(207)	(133)	(179)	(173)

Weighted Rating
Segment	Oct-22	Nov-22	Dec-22	Average
Sovereign Risk, Development Banking and Financial Institutions	6.9	6.8	6.6	6.7
Corporates	6.6	6.7	6.7	6.7
Project Finance	5.6	5.6	5.6	5.6
Companies	5.8	5.9	5.4	5.7

The average rating was calculated by weighting internal rating by exposure

Equivalent Net Credit Risk of the lines of Issuer Risk of Banco Santander for the 4Q of 2022:

Equivalent Net Credit Risk
Millions of U.S. Dollars
Segment	Oct-22	Nov-22	Dec-22	Average
Sovereign Risk, Development Banking and Financial Institutions	21,613	22,114	23,467	22,398
Corporates	12	12	12	12
Project Finance	0	0	0	0
Companies	0	0	0	0

The equivalent credit risk lines maximum gross counterparty risk of Banco Santander as of the end of the 4Q of 2022, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Gross REC distribution
Type of Derivative	End of 4Q of 2022
Interest Rate Derivatives	47.86%
Exchange Rate Derivatives	51.85%
Bonds Derivatives	0.00%
Equity Derivatives	0.29%
Total	100.00%

The Expected Loss of Banco Santander at the end of the quarter of 2022, and the quarterly average of the expected loss of the lines of Counterparty risk of Banco Santander are:

Expected Loss
Millions of U.S.Dollars
Segment	Oct-22	Nov-22	Dec-22	Average
Sovereign Risk, Development Banking and Financial Institutions	5.87	4.92	4.50	5.10
Corporates	8.93	5.64	4.55	6.37
Project Finance	1.19	1.68	1.61	1.49
Companies	2.13	2.42	2.28	2.28

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Banco Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the 4Q of 2022:

Earnings Release | 4Q.2022
Banco Santander México	104

Collateral received for derivatives
Percentage
Cash	72.29%
Debt issued by the Mexican Government	12.48%
Debt issued by Sovereigns other than the Mexico	15.24%

Note: In the event that the credit rating of Banco Santander is lowered, there would be no impact on the amount of real guarantees that the Institution would have to provide, because the guarantee contracts with a threshold greater than 0 are unilateral in favor of the Institution.

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement. In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty. These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement. The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve. There are two types of margins for derivatives:

•	Variation Margin: it refers to collateral delivered by a counterparty to another counterparty in order to meet its obligations under one or more transactions between the parties, as a result of a change in the value of such obligations since the last time those collaterals were delivered.

•	Initial Margin: it refers to the collateral received by a counterparty to cover its current and future exposure in the interval between the last receipt of margin and the settlement of positions or the coverage of market risk after a default by the other counterparty.

The control of wrong-way risk is also performed by the counterparty credit risk team. This risk occurs when the "exposure to a counterparty is adversely correlated with the credit quality of that counterparty", in short it arises when default risk and credit exposure increase together. In Banco Santander (Mexico) the deals with wrong-way risk receive a special treatment, they are not included in the netting set and must have an independent CSA, so the exposure is limited.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Banco Santander and the application of fines, with respect to the transactions carried out by Banco Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Banco Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore, the institution has established policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves mainly the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Banco Santander México; this includes:

-	Risk appetite, defined as the level of risk that the Bank is willing to accept

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Banco Santander México	105

-	Loss annual budget, ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize, develop a cost-benefit study and indicators should be implemented to help us evaluate the effectiveness of these actions.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

During the fourth quarter of 2022, the monthly average Operational Risk loss reported by Banco Santander México is Ps.32.1 million. This amount represents a decrease of 12% compared to the same period in 2021.

Since December 2016, Banco Santander México applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Banco Santander.

Banco Santander México has adopted a corporate model for the management of technological risk (which includes cyber risks), integrated into the service and support processes of the technological areas, to identify, evaluate, monitor, control, mitigate and report the technological risks to which the operation is exposed. This model allows the establishment of control measures to reduce the probability of risks materializing or, minimize the impact of those risks.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Banco Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Banco Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A. Methodology of Valuation

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Banco Santander México	106

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Banco Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a quarter party.

2)	Hedging purposes

In the performance of its commercial banking activities, Banco Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Banco Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Banco Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Banco Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Banco Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B. Reference Variables

The most relevant reference variables are:

Exchange Rates

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Banco Santander México	107

Interest Rates

Equity

Baskets of equities and stock indexes.

C. Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the quarter of 2016, Banco Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

During the fourth quarter of 2022, the number or expired derivative financial instruments and closed positions was as follows:

Summary of Derivative Financial Instruments
Million Pesos as of December 31st, 2022

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	392,299	1,792	712
Forwards	Equity	Trading	0	0	0

Futures	Foreign Currency	Trading	63,225	0	0
Futures	Market Index	Trading	127	0	0

Options	Equity	Trading	8,287	(1,579)	(1,701)
Options	Foreign Currency	Trading	195,458	32	(190)
Options	Market Index	Trading	110	7	0
Options	Interest Rate	Trading	170,986	(644)	(603)

Swaps	Cross Currency	Trading	1,003,424	4,110	3,744
Swaps	Interest Rate	Trading	7,706,954	(5,718)	(5,349)
Swaps	Equity	Trading	450	(479)	(328)

Forwards	Foreign Currency	Hedging	49,778	4,130	3,242

Swaps	Cross Currency	Hedging	29,991	(1,035)	4,021
Swaps	Interest Rate	Hedging	128,532	2,572	5,285

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the fourth quarter of 2022, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the fourth quarter of 2022, the number or expired derivative financial instruments and closed positions was as follows:

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Banco Santander México	108

Description	Maturities	Closed Positions
CAPS AND FLOORS	1,183	12
EQUITY FORWARD	0	0
OTC EQ	47	13
OTC FX	2,136	510
SWAPTIONS	0	0
FX FORWARD	30,864	91
IRS	1,744	130
CCS	221	103
EQUITY SWAP	0	0

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the fourth quarter of 2022, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the second. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the fourth quarter of 2022:

Sensitivity Analysis
Million pesos
Total Rate Sensitivity
	Pesos	Other Currencies
Sens. a 1 Bp	(0.01)	(1.31)

Vega Risk factor
	EQ	FX	IR
Total	0.17	12.99	(0.29)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.33	1.16

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Banco Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Banco Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Banco Santander, in millions of Mexican pesos for each stress scenario, as of the end of the fourth quarter of 2022:

Summary of Stress Test
Million pesos

Risk Profile	Stress all factors
Probable scenario	(14)
Remote scenario	(404)
Possible scenario	(223)

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Banco Santander México	109

24. Disclosure of the Liquidity Coverage Ratio

24. Disclosure of the Liquidity Coverage Ratio

On August 23, 2021, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014 and June 14 th, 2018.

These regulations came into effect on March 1st, 2022.

During the fourth quarter of 2022, the weighted average CCL for the Bank is 181.17%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

		Single Calculation		Consolidated Calculation
Million pesos		Amount unweighted (average)	Weighted amount (average)	Amount unweighted (average)	Weighted amount (average)
Liquidity Assets
1	Total high-quality liquid assets	Not applicable	245,722	Not applicable	245,722
Cash Outflows
2	Unsecured retail financing	308,713	17,459	308,713	17,459
3	Stable funding	268,255	13,413	268,255	13,413
4	Less stable funding	40,459	4,046	40,459	4,046
5	Unsecured wholesale funding	444,010	170,584	444,010	170,584
6	Operational deposits	239,736	55,670	239,736	55,670
7	Non-operational deposits	157,737	68,375	157,737	68,375
8	Unsecured debt	46,538	46,538	46,538	46,538
9	Secured wholesale funding	Not applicable	537	Not applicable	537
10	Additional requirements:	108,481	18,218	242,118	24,878
11	Outflows related to derivatives exposures and other collateral requirements	37,746	13,399	37,746	13,399
12	Outflows related to loss of funding on debt products	0	0	0	0
13	Credit and liquidity facilities	70,734	4,819	204,372	11,478
14	Other contractual funding obligations	102,116	360	102,116	360
15	Other contingent funding obligations	11,335	11,335	11,961	11,961
16	Total Cash Out	Not applicable	218,492	Not applicable	225,777
Cash Inflows
17	Cash inflows secured transactions	151,521	1,681	151,521	1,681
18	Cash inflows from operations unsecured	139,623	108,168	112,898	79,401
19	Other cash inflows	7,079	7,079	7,079	7,079
20	Total Cash Inflows	298,222	116,928	271,497	88,161
Total adjusted value
21	Total of Eligible Liquid Assets	Not applicable	245,722	Not applicable	245,722
22	Total Net Cash Out	Not applicable	102,728	Not applicable	137,616
23	Liquidity Coverage Ratio	Not applicable	287.46%	Not applicable	181.17%

The presented numbers are subject to review and therefore they might suffer changes.

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Notes related to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•  92 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components.

•  During the fourth quarter, there was a marginal variation in the ratio, where we observed a change in the Deposit mix during the quarter, as well as an increase in the balance of Accounts in Other Banks.

c)	Changes of major components within the quarter report.

•  During the fourth quarter, there was a marginal variation in the ratio, where we observed a change in the Deposit mix during the quarter, as well as an increase in the balance of Accounts in Other Banks.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•  The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•  The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•  In addition, the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•  Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•  Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•  Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", and any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•  The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•  The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

j)	The Coefficient impact of the incorporation of the Entities Subject to Consolidation, as well as the outflows derived from financial support for entities and societies that are part of the same financial group, consortium or business group that, in accordance with the Policies and Criteria, the institution's board of directors has authorized to grant.

•  The CCL does not suffer an impact meanwhile the entities that could generate some liquidity requirement were already included in the calculation and no additional entities were identified that could generate an additional impact on liquidity.

Additional notes for the previous quarter

I.  Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•  The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•  Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•  The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•  The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local

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currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 3Q22, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

30/09/2022	Term	Amount
Million pesos		Ps.
Consolidated	90 days	195,569
Local Currency	90 days	43,033
Foreign Currency	30 days	153,618

c) Balance sheet maturity liquidity gap including off balance sheet accounts.

•  The table below shows the liquidity gap of our assets and liabilities using maturity dates as of September 30, 2022. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

Million pesos	Total	0-1	1-3 months	3-6 months	6-12 months	1-3	3-5 years	>5	Not
		month				years		years	Sensitive

Money Market	275,273	33,699	0	0	0	0	0	0	241,574
Loans	1,152,977	74,498	119,765	92,724	131,952	314,703	146,288	241,040	32,008
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	3,256	0	0	0	0	0	0	0	3,256
Securities	569,376	16,245	37,931	47,925	10,567	127,176	157,481	39,253	132,799
Permanent	11,141	0	0	0	0	0	0	0	11,141
Other Balance Sheet Assets	2,880,097	0	0	0	0	0	0	0	2,880,097
Total Balance Sheet Assets	4,892,121	124,442	157,696	140,649	142,519	441,879	303,769	280,292	3,300,875
Money Market	(385,643)	(155,621)	(528)	0	0	0	0	0	(229,494)
Deposits	(789,950)	(218,843)	(28,415)	(24,094)	(23,911)	(70,833)	(54,868)	(368,986)	0
Trade Finance	0	0	0	0	0	0	0	0	0
Intragroup	0	0	0	0	0	0	0	0	0
Long-Term Funding	(245,078)	(5,169)	(26,640)	(20,891)	(27,908)	(80,162)	(43,778)	(11,510)	(29,019)
Equity	(161,514)	0	0	0	0	0	0	0	(161,514)
Other Balance Sheet Liabilities	(2,851,127)	0	0	0	0	0	0	0	(2,851,127)
Total Balance Sheet Liabilities	(4,433,312)	(379,633)	(55,583)	(44,985)	(51,819)	(150,995)	(98,646)	(380,497)	(3,271,154)
Total Balance Sheet Gap	458,809	(255,191)	102,112	95,664	90,700	290,884	205,123	(100,204)	29,721
Total Off-Balance Sheet Gap	13,711	(20,766)	5358	1014	3,010	9,589	534	4,575	10,397
Total Structural Gap		(283,953)	106,982	95,921	91,944	300,146	205,657	(95,629)	51,452
Accumulated Gap		(461,023)	(176,971)	(81,049)	(27,982)	311,040	516,697	421,068	472,520

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Banco Santander México	112

II. Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•  Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•  The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•  Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•  The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally, we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

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24a. Disclosure of the Net Stable Funding Ratio

On August 23, 2021, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17th, 2014 and June 14 th, 2018.

These regulations came into effect on March 1st, 2022.

During the fourth quarter of 2022, the CFEN for the Bank is 110.21%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

		Single Calculation					Consolidated Calculation
Million pesos		Unweighted Amount by residual term				Weighted Amount	Unweighted Amount by residual term				Weighted Amount
		Without maturity	< 6 months	From 6 months to < 1 year	>1 year		Without maturity	< 6 months	From 6 months to < 1 year	>1 year
ELEMENTS AMOUNT OF STABLE FINANCING AVAILABLE
1	Capital	176,880	-	-	-	176,880	176,880	-	-	-	176,880
2	Fundamental Capital and non-fundamental basic Capital.	176,880	-	-	-	176,880	176,880	-	-	-	176,880
3	Other Capital instruments.	-	-	-	-	-	-	-	-	-	-
4	Retail Deposits	-	356,508	4,938	86	340,744	-	356,508	4,938	86	340,744
5	Stable Deposits.	-	303,646	3,499	65	291,853	-	303,646	3,499	65	291,853
6	Less Stable Deposits.	-	52,862	1,438	21	48,891	-	52,862	1,438	21	48,891
7	Wholesale Financing	-	824,656	20,354	83,219	334,980	-	824,656	20,354	83,219	334,980
8	Operational Deposits.	-	12,267	-	-	6,133	-	12,267	-	-	6,133
9	Other Wholesale Financing.	-	812,389	20,354	83,219	328,847	-	812,389	20,354	83,219	328,847
10	Interdependent Liabilities	-	-	-	-	-	-	-	-	-	-
11	Other Liabilities	-	109,497			25,644	-	112,868			25,644
12	Derivative Liabilities for purposes of the Net Stable Funding Ratio	Not applicable	-			Not applicable	Not applicable	-			Not applicable
13	All Liabilities and own resources not included in the previous categories.	-	83,853	-	25,644	25,644	-	87,224	-	25,644	25,644
14	Total Amount of Stable Financing Available	Not applicable	Not applicable	Not applicable	Not applicable	878,248	Not applicable	Not applicable	Not applicable	Not applicable	878,248
ELEMENTS AMOUNT OF STABLE FINANCING REQUIRED
15	Total eligible Liquid Assets for purposes of the Net Stable Funding Ratio.	Not applicable	Not applicable	Not applicable	Not applicable	26,548	Not applicable	Not applicable	Not applicable	Not applicable	26,548
16	Deposits in other Financial Institutions for Operational purposes.	-	235	-	-	117	-	235	-	-	117
17	Current Loans and Securities	4,300	459,747	83,874	422,046	519,566	4,300	418,374	108,182	480,296	584,415

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18	Guaranteed financing granted to Financial Entities with Liquid Assets eligible for Level I.	-	177,558	-	-	17,756	-	177,558	-	-	17,756
19	Guaranteed financing granted to Financial Entities with eligible liquid assets other than level I.	-	78,470	2,236	3,763	16,651	-	10,276	2,239	3,786	6,447
20	Guaranteed financing granted to Counterparties other than Financial Entities, which	-	186,756	75,872	208,331	299,833	-	213,577	100,178	266,558	374,887
21	They have a Credit Risk weight of less than or equal to 35% according to the Basel II Standard Method for Credit Risk.	-	40,825	19,045	42,810	57,762	-	40,827	19,048	42,822	57,772
22	Mortgage Loans (current), of which	-	7,463	5,766	187,827	158,114	-	7,463	5,766	187,827	158,114
23	They have a Credit Risk weight of less than or equal to 35% according to the Standard Method established in the Provisions.	-	1,236	948	40,765	27,589	-	1,236	948	40,765	27,589
24	Debt securities and shares other than Eligible Liquid Assets (that are not in default).	4,300	9,501	-	22,125	27,212	4,300	9,501	-	22,125	27,212
25	Interdependent Assets.	-	-	-	-	-	-	-	-	-	-
26	Other Assets	131,122	144,331			161,944	138,544	146,146			171,160
27	Physically traded basic raw materials (Commodities), including Gold.	-	Not applicable	Not applicable	Not applicable	-	-	Not applicable	Not applicable	Not applicable	-
28	Initial margin granted in transactions with derivative financial instruments and contributions to the loss absorption fund of central counterparties	Not applicable	4,414			3,752	Not applicable	4,414			3,752
29	Derivative Assets for purposes of the Net Stable Funding Ratio.	Not applicable	-			-	Not applicable	-			-
30	Derivative Liabilities for Net Stable Funding Ratio purposes before deduction for initial margin variation	Not applicable	-			2,362	Not applicable	-			2,362
31	All assets and operations not included in the previous categories.	131,122	103,581	3,424	32,912	155,830	138,544	103,617	3,786	34,329	165,046
32	Off-balance sheet transactions.	Not applicable	169,976			8,499	Not applicable	306,163			15,308
33	Total Amount of Stable Financing Required.	Not applicable	Not applicable	Not applicable	Not applicable	716,674	Not applicable	Not applicable	Not applicable	Not applicable	797,549
34	Net Stable Funding Ratio (%).	Not applicable	Not applicable	Not applicable	Not applicable	122.66%	Not applicable	Not applicable	Not applicable	Not applicable	110.21%

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Banco Santander México	115

The presented numbers are subject to review and therefore they might suffer changes.

Notes related to the Net Stable Funding Ratio

a) Main causes of the results of the Net Stable Funding Ratio and the evolution of its main components;

•	During the fourth quarter, it was observed that the coefficient increases driven by an improvement in the Commercial Gap.

b) Changes of major components within the quarter report.

•	During the fourth quarter, it was observed that the coefficient increases driven by an improvement in the Commercial Gap.

c) Evolution of the composition of Amount of Stable Financing Available and Amount of Stable Financing Required.

•	The Stable Financing Required has shown growth in recent months due to the reactivation of the Loan Portfolio, which has mostly been funded with Issues, and an increase in Deposits.

d) The Net Stable Funding Ratio impact of the incorporation of the Entities Subject to Consolidation.

•	The Net Stable Funding Ratio does not suffer an impact meanwhile the entities that could generate some liquidity requirement were already included in the calculation and no additional entities were identified that could generate an additional impact on liquidity.

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25. Implementation of effective interest rate in 2022

25. Implementation of effective interest rate in 2022

According the provisions of the Eleventh Transitory Article of the Resolution that amending the General Provisions applicable to Credit Institutions published on September 23rd, 2021 in the Federal Official Gazette, the Bank opted, in determining the cost amortized referred to in accounting criterion B-6 "Loan Portfolio", to continue using the contractual interest rate, as well as the straight-line method for recognizing the accrued interest on its loan portfolio. The Commissions collected and transaction costs during fiscal year 2022, as indicated in accounting criteria B-6 "Loan Portfolio" valid until December 31st, 2021.

The foregoing was notified in writing to the Vice Presidency of Supervision of Financial Groups and Intermediaries A of the Mexican National Banking and Securities Commission on December 16th, 2021 and with a scope dated April 5th, 2022. These notification documents explained in detail the reasons why the Bank is not in a position to apply the aforementioned effective interest rate during fiscal year 2022, together with the program for its implementation.

It is important to highlight that the Administration analyzed and determined that the difference between the recognition of the amortization of the commissions charged for the granting of the loan and the transaction costs during the life of the loan using the effective interest rate as indicated in the accounting criteria B-6 "Loan Portfolio" has little relative importance with respect to recognition using the straight-line method for these same concepts, as indicated in accounting criteria B-6 "Loan Portfolio" valid until December 31st, 2021. The foregoing taking into account the provisions of the Financial Information Standard (NIF) A-1 "Structure of Information Standards" and NIF A-4 "Qualitative Characteristics of Financial Statements" issued by the Mexican Council of Financial Information Standards , A.C. (CINIF) in the preparation and presentation of the Bank's financial statements.

26. Underlying Assets

General data and stock market information

Each of the Series of this issue may be related, individually or jointly, pursuant to the provisions of the fourth paragraph of article 66 of the Mexican Exchange Law, to any of the following securities for which, during the last three years and up to date, no material suspensions have occurred in their trading.

The Issuer shall publish on to monthly basis at the Internet site https://www.santander.com.mx/personas/regulacion/titulos.html ,the information regarding the behavior of the Underlying Assets of the Series in effect.

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Indexes

Index	Ticker Symbol
Eurostoxx 50	SX5E

i)  Eurostoxx 50

Description

Eurostoxx 50 is a stock index of the European zone designed by Stoxx Ltd, an index supplier of Deutsche Böese and SIX Group. Its goal is to provide a “blue chip” representation of the leaders of the European zone.

Methodology

The index universe is defined as all the components of the 19 Euro Stoxx indexes of the supersector. The components stocks are ranked regarding the shares outstanding. The more floating shares are added to the selection list until the coverage is closed, but without not exceeding 60% of the free floatation from the Total Euro Stoxx Market Index (TMI). If the following ordered stocks have a coverage of nearly 60% in absolute terms, then they will be added to the selected list.

Any remaining stock that is an actual component of the index is added to the selection list.

The listed stocks are ordered from the highest to the lowest. The actions in the list are ordered from highest to lowest shares. In exceptional cases, the Oversight Committee may add or remove stocks to the list.

Selection of the shares:

• The 40 stocks with more outstanding shares in the selection list are chosen as components.
• Any remaining component of the Euro Stoxx 50 index place between 41 and 60 is added as index component
• If the number of components is still less than 50 , then the actions with the highest number of shares outstanding are added to make 50 shares.

Frequency of Review
The index composition is reviewed annually in September. The components are monitored monthly.

Weighting
The index is weighted by market capitalization of free float. The weight of each component is capped to 10% of the free float market. Free float weights are reviewed quarterly.

Here the list of values in the sample:

Ticker	Name	Ticker	Name
OR FP Equity	L'Oreal SA	ISP IM Equity	Intesa Sanpaolo SpA
DG FP Equity	Vinci SA	ENI IM Equity	Eni SpA
BBVA SQ Equity	Banco Bilbao Vizcaya Argentaria SA	ABI BB Equity	Anheuser-Busch InBev SA/NV
ASML NA Equity	ASML Holding NV	ADYEN NA Equity	Adyen NV
SAN SQ Equity	Banco Santander SA	SAN FP Equity	Sanofi
PHIA NA Equity	Koninklijke Philips NV	ENEL IM Equity	Enel SpA
TTE FP Equity	TotalEnergies SE	SU FP Equity	Schneider Electric SE
AI FP Equity	Air Liquide SA	ALV GY Equity	Allianz SE
CS FP Equity	AXA SA	AIR FP Equity	Airbus SE
BNP FP Equity	BNP Paribas SA	BAYN GY Equity	Bayer AG
BN FP Equity	Danone SA	BMW GY Equity	Bayerische Motoren Werke AG

Earnings Release | 4Q.2022
Banco Santander México	118

EL FP Equity	EssilorLuxottica SA	CRH ID Equity	CRH PLC
MC FP Equity	LVMH Moet Hennessy Louis Vuitton SE	BAS GY Equity	BASF SE
KER FP Equity	Kering SA	SIE GY Equity	Siemens AG
SAF FP Equity	Safran SA	VOW3 GY Equity	Volkswagen AG
AD NA Equity	Koninklijke Ahold Delhaize NV	MUV2 GY Equity	Munich Re
IBE SQ Equity	Iberdrola SA	SAP GY Equity	SAP SE
RMS FP Equity	Hermes International	RI FP Equity	Pernod Ricard SA
INGA NA Equity	ING Groep NV	ADS GY Equity	adidas AG
STLA IM Equity	Stellantis NV	DTE GY Equity	Deutsche Telekom AG
LIN GY Equity	Linde PLC	DPW GY Equity	Deutsche Post AG
PRX NA Equity	Prosus NV	MBG GY Equity	Mercedes-Benz Group AG
ITX SQ Equity	Industria de Diseno Textil SA	IFX GY Equity	Infineon Technologies AG
KNEBV FH Equity	Kone Oyj	DB1 GY Equity	Deutsche Boerse AG
FLTR ID Equity	Flutter Entertainment PLC	VNA GY Equity	Vonovia SE

For more information on this index regarding its background, main characteristics and the criteria for the selection of issuers, please visit www.stoxx.com

Historical Evolution:

Comparison base: December 30, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	3,503.96	3,503.96	292,359,289.00
2018	2,937.36	3,672.29	495,508,357.82
2019	2,954.66	3,782.27	450,435,611.05
2020	2,385.82	3,865.18	518,941,433.31
2021	3,481.44	4,401.49	326,130,347.13
1st Sem. 2020	2,385.82	3,865.18	629,402,342.08
2nd Sem. 2020	2,958.21	3,581.37	409,681,186.58
1st Sem. 2021	3,481.44	4,158.14	338,311,281.07
2nd Sem. 2021	3,928.53	4,401.49	314,148,015.38
1st Sem. 2022	3,427.91	4,392.15	423,421,325.35
July 2022	3,359.83	3,708.10	377,078,767.32
August 2022	3,517.25	3,805.22	284,238,754.84
September 2022	3,279.04	3,646.51	378,371,344.60
October 2022	3,318.20	3,617.54	348,872,258.13
November 2022	3,593.18	3,964.72	361,790,370.03
December 2022	3,793.62	3,986.83	305,088,486.23

Earnings Release | 4Q.2022
Banco Santander México	119

Historical Volatility:

Source of Information on Historic Evolution and Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

SXE406R DC069

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 0.00
189.76	5.00	Ps. 5.00
379.51	10.00	Ps. 10.00
569.27	15.00	Ps. 15.00
759.03	20.00	Ps. 20.00
948.78	25.00	Ps. 25.00
1,138.54	30.00	Ps. 30.00
1,328.30	35.00	Ps. 35.00
1,518.05	40.00	Ps. 40.00
1,707.81	45.00	Ps. 45.00
1,897.57	50.00	Ps. 50.00
2,087.32	55.00	Ps. 55.00
2,277.08	60.00	Ps. 60.00
2,466.83	65.00	Ps. 65.00
2,656.59	70.00	Ps. 70.00
2,846.35	75.00	Ps. 75.00

Earnings Release | 4Q.2022
Banco Santander México	120

3,036.10	80.00	Ps. 80.00
3,225.86	85.00	Ps. 85.00
3,415.62	90.00	Ps. 90.00
3,529.47	93.00	Ps. 93.00
3,605.37	95.00	Ps. 95.00
3,795.13	100.00	Ps. 141.50
3,833.08	101.00	Ps. 141.50
3,908.98	103.00	Ps. 141.50
4,098.74	108.00	Ps. 141.50
4,174.64	110.00	Ps. 141.50
4,364.40	115.00	Ps. 141.50
4,554.16	120.00	Ps. 141.50
4,933.67	130.00	Ps. 141.50
5,085.47	134.00	Ps. 141.50
5,275.23	139.00	Ps. 141.50
5,464.99	144.00	Ps. 141.50
5,654.74	149.00	Ps. 141.50
5,844.50	154.00	Ps. 141.50
6,034.26	159.00	Ps. 141.50

Shares

For more information regarding stocks, investors may consult the following Internet sites

www.bmv.com.mx

www.bloomberg.com

Bloomberg page does not constitute a part of the prospectus and consequently, the Commission did not review it.

Some Issuers have a Market Maker. The effect of the performance of the market maker is reflected as an increase in the levels of operation and an improvement in the bid-offer spread of the prices of the stocks of the corresponding Issuer.

Stock	Ticker
ADOBE Inc.	ADBE *
Amazon.com Inc	AMZN*
Alibaba Group Holding Limited	BABA N
Citigroup Inc.	C *
Salesforce, Inc.	CRM*
Ishares China Large-CAP ETF	FXI *
Alphabet Inc.	GOOGL*
Ishares Biotechnology ETF	IBB *
MercadoLibre Inc.	MELI *
Meta Platforms, Inc.	META *
NVIDIA Corporation	NVDA *
Paypal Holdings, Inc.	PYP L*
QUALCOMM INC.	QCOM *
Invesco QQQ Trust	QQQ *
ISHARES SEMICONDUCTOR ETF	SOXX *
SPDR S&P 500 ETF Trust	SPY *

Earnings Release | 4Q.2022
Banco Santander México	121

Tesla Inc.	TSLA
Energy Select Sector SPDR	XLE *
Financial Select Sector SPDR	XLF *
TECHNOLOGY SELECT SECTOR SPDR	XLK *

(i)	ADOBE Inc. (ADBE *)

Stock Market where it is quoted

NASDAQ

Description:

Adobe Inc. develops, commercialize, and supports software products and technologies. Its products allow users express and use information in all print and electronic media. Offers a line of software application products, font products, and content to create, distribute, and manage information.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	175.24	175.24	1,810,263.00
2018	175.24	275.49	3,375,495.48
2019	215.70	331.20	2,691,140.37
2020	285.00	533.80	3,108,084.07
2021	421.20	688.37	2,396,435.33
1st Sem. 2020	285.00	440.55	3,480,350.00
2nd Sem. 2020	426.29	533.80	2,739,864.50
1st Sem. 2021	421.20	590.75	2,517,236.67
2nd Sem. 2021	549.77	688.37	2,277,603.59
1st Sem. 2022	360.79	567.06	3,687,528.85
July 2022	368.48	410.12	2,328,352.84
August 2022	373.44	451.02	2,332,511.39
September 2022	275.20	396.36	5,903,677.83

Earnings Release | 4Q.2022
Banco Santander México	122

October 2022	275.20	325.68	3,839,597.84
November 2022	285.75	345.96	3,398,928.53
December 2022	326.68	344.11	3,443,259.40

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

ADB310L DC015

Market price	Observed price	Observation dates 1 to 5	Observation dates 1 to 5	Observation date 6
-	0	Ps. -	Ps. -	Ps. 50.00
23.00	5	Ps. -	Ps. -	Ps. 50.00
46.01	10	Ps. -	Ps. -	Ps. 50.00
69.01	15	Ps. -	Ps. -	Ps. 50.00
92.01	20	Ps. -	Ps. -	Ps. 50.00
115.02	25	Ps. -	Ps. -	Ps. 50.00
138.02	30	Ps. -	Ps. -	Ps. 50.00
161.02	35	Ps. -	Ps. -	Ps. 50.00
184.02	40	Ps. -	Ps. -	Ps. 50.00
207.03	45	Ps. -	Ps. -	Ps. 50.00
230.03	50	Ps. -	Ps. -	Ps. 50.00
253.03	55	Ps. -	Ps. -	Ps. 55.00
276.04	60	Ps. -	Ps. -	Ps. 60.00
299.04	65	Ps. -	Ps. -	Ps. 65.00
322.04	70	Ps. -	Ps. -	Ps. 100.00
345.05	75	Ps. -	Ps. -	Ps. 100.00
368.05	80	Ps. 3.30	Ps. -	Ps. 103.30
391.05	85	Ps. 3.30	Ps. -	Ps. 103.30
414.05	90	Ps. 3.30	Ps. -	Ps. 103.30
437.06	95	Ps. 3.30	Ps. -	Ps. 103.30
460.06	100	Ps. 3.30	Ps. -	Ps. 103.30
483.06	105	Ps. -	Ps. 103.30	Ps. 103.30
506.07	110	Ps. -	Ps. 103.30	Ps. 103.30
529.07	115	Ps. -	Ps. 103.30	Ps. 103.30
552.07	120	Ps. -	Ps. 103.30	Ps. 103.30
575.08	125	Ps. -	Ps. 103.30	Ps. 103.30

Earnings Release | 4Q.2022
Banco Santander México	123

598.08	130	Ps. -	Ps. 103.30	Ps. 103.30
621.08	135	Ps. -	Ps. 103.30	Ps. 103.30
644.08	140	Ps. -	Ps. 103.30	Ps. 103.30

ADB401R DC016

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
19.14	5.00	Ps. 97.50
38.28	10.00	Ps. 97.50
57.42	15.00	Ps. 97.50
76.57	20.00	Ps. 97.50
95.71	25.00	Ps. 97.50
114.85	30.00	Ps. 97.50
133.99	35.00	Ps. 97.50
153.13	40.00	Ps. 97.50
172.27	45.00	Ps. 97.50
191.42	50.00	Ps. 97.50
210.56	55.00	Ps. 97.50
229.70	60.00	Ps. 97.50
248.84	65.00	Ps. 97.50
267.98	70.00	Ps. 97.50
287.12	75.00	Ps. 97.50
306.26	80.00	Ps. 97.50
325.41	85.00	Ps. 97.50
344.55	90.00	Ps. 97.50
356.03	93.00	Ps. 97.50
363.69	95.00	Ps. 97.50
382.83	100.00	Ps. 100.00
401.97	105.00	Ps. 105.00
421.11	110.00	Ps. 110.00
440.25	115.00	Ps. 115.00
459.40	120.00	Ps. 120.00
478.54	125.00	Ps. 125.00
497.68	130.00	Ps. 130.00
516.82	135.00	Ps. 135.00
535.96	140.00	Ps. 140.00
555.10	145.00	Ps. 145.00
574.25	150.00	Ps. 150.00
593.39	155.00	Ps. 155.00
612.53	160.00	Ps. 160.00
631.67	165.00	Ps. 120.00

Earnings Release | 4Q.2022
Banco Santander México	124

(ii)	Amazon.com Inc. (AMZN*)

Stock Market where it is quoted

NASDAQ

Description:

Amazon.com, Inc. is an online retailer that offers a wide range of products. The Company products include books, music, computers, electronics and numerous other products. Amazon offers personalized shopping services, Web-based credit card payment, and direct shipping to customers. Amazon also operates a cloud platform offering services globally.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	58.47	58.47	53,767,820.00
2018	58.47	101.98	114,498,560.38
2019	75.01	101.05	80,486,364.27
2020	83.83	176.57	100,104,669.56
2021	147.60	186.57	69,137,059.45
1st Sem. 2020	83.83	138.22	103,788,974.62
2nd Sem. 2020	143.94	176.57	96,460,411.30
1st Sem. 2021	147.60	175.27	71,909,928.51
2nd Sem. 2021	159.39	186.57	66,409,400.22
1st Sem. 2022	102.31	170.41	85,399,997.45
July 2022	109.22	134.95	71,543,796.06
August 2022	126.77	144.78	50,626,296.84
September 2022	113.00	136.45	61,439,310.40
October 2022	102.44	121.09	76,802,876.68
November 2022	86.14	100.79	93,036,148.47
December 2022	81.82	95.50	76,452,399.90

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

Earnings Release | 4Q.2022
Banco Santander México	125

AMZ404R DC259

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
5.74	5.00	Ps. 90.00
11.48	10.00	Ps. 90.00
17.22	15.00	Ps. 90.00
22.96	20.00	Ps. 90.00
28.70	25.00	Ps. 90.00
34.44	30.00	Ps. 90.00
40.18	35.00	Ps. 90.00
45.92	40.00	Ps. 90.00
51.66	45.00	Ps. 90.00
57.40	50.00	Ps. 90.00
63.14	55.00	Ps. 90.00
68.88	60.00	Ps. 90.00
74.62	65.00	Ps. 90.00
80.36	70.00	Ps. 90.00
86.10	75.00	Ps. 90.00
91.84	80.00	Ps. 90.00
97.58	85.00	Ps. 90.00
103.32	90.00	Ps. 90.00
109.06	95.00	Ps. 95.00
114.80	100.00	Ps. 100.00
117.10	102.00	Ps. 102.56
115.95	101.00	Ps. 101.28
118.24	103.00	Ps. 103.84
123.98	108.00	Ps. 110.24
126.28	110.00	Ps. 112.80
132.02	115.00	Ps. 119.20
137.76	120.00	Ps. 125.60
143.50	125.00	Ps. 132.00
149.24	130.00	Ps. 138.40
154.98	135.00	Ps. 144.80
160.72	140.00	Ps. 144.80
166.46	145.00	Ps. 144.80
172.20	150.00	Ps. 144.80
183.68	160.00	Ps. 144.80

Earnings Release | 4Q.2022
Banco Santander México	126

AMZ306L DC261

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
50
100
150
Observed price

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
4.39	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
8.79	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
13.18	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
17.57	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
21.97	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
26.36	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
30.75	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
35.14	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
39.54	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
43.93	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
48.32	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
52.72	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
57.11	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
61.50	70.00	Ps. 2.15	Ps. 0.00	Ps. 102.15
65.90	75.00	Ps. 2.15	Ps. 0.00	Ps. 102.15
70.29	80.00	Ps. 2.15	Ps. 0.00	Ps. 102.15
74.68	85.00	Ps. 2.15	Ps. 0.00	Ps. 102.15
79.07	90.00	Ps. 2.15	Ps. 0.00	Ps. 102.15
83.47	95.00	Ps. 2.15	Ps. 0.00	Ps. 102.15
87.86	100.00	Ps. 0.00	Ps. 102.15	Ps. 102.15
92.25	105.00	Ps. 0.00	Ps. 102.15	Ps. 102.15
96.65	110.00	Ps. 0.00	Ps. 102.15	Ps. 102.15
101.04	115.00	Ps. 0.00	Ps. 102.15	Ps. 102.15
105.43	120.00	Ps. 0.00	Ps. 102.15	Ps. 102.15
109.83	125.00	Ps. 0.00	Ps. 102.15	Ps. 102.15
114.22	130.00	Ps. 0.00	Ps. 102.15	Ps. 102.15
118.61	135.00	Ps. 0.00	Ps. 102.15	Ps. 102.15
123.00	140.00	Ps. 0.00	Ps. 102.15	Ps. 102.15

(iii)  Alibaba Group Holding Limited (BABA N)

Stock Market where it is quoted

New York Stock Exchange

Description:

Earnings Release | 4Q.2022
Banco Santander México	127

Alibaba Group Holding Limited operates as a holding company. It offers internet infrastructure, e-commerce, online financial services, and internet content through its subsidiaries. It offers its products and services all over the world.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	172.43	172.43	9,704,583.00
2018	131.89	210.86	20,258,630.77
2019	130.60	216.38	15,983,655.91
2020	176.34	317.14	19,206,193.89
2021	111.96	270.83	20,607,744.64
1st Sem. 2020	176.34	230.48	18,380,656.76
2nd Sem. 2020	215.95	317.14	20,022,757.78
1st Sem. 2021	206.08	270.83	17,241,161.16
2nd Sem. 2021	111.96	221.87	23,919,438.17
1st Sem. 2022	76.76	137.41	30,565,100.78
July 2022	89.37	122.39	26,850,246.52
August 2022	89.63	99.89	23,108,839.52
September 2022	77.87	94.69	15,946,980.30
October 2022	63.15	84.39	23,091,619.32
November 2022	64.70	87.56	30,958,774.73
December 2022	85.65	94.17	21,380,969.83

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

BAB204L DC053

Earnings Release | 4Q.2022
Banco Santander México	128

Market Price	Observed Price	Payment Rights
0.00	0	Ps. 90.00
7.40	5	Ps. 90.00
14.81	10	Ps. 90.00
22.21	15	Ps. 90.00
29.61	20	Ps. 90.00
37.01	25	Ps. 90.00
44.42	30	Ps. 90.00
51.82	35	Ps. 90.00
59.22	40	Ps. 90.00
66.62	45	Ps. 90.00
74.03	50	Ps. 90.00
81.43	55	Ps. 90.00
88.83	60	Ps. 90.00
96.23	65	Ps. 90.00
103.64	70	Ps. 90.00
111.04	75	Ps. 90.00
118.44	80	Ps. 90.00
125.84	85	Ps. 90.00
133.25	90	Ps. 90.00
140.65	95	Ps. 95.00
148.05	100	Ps. 100.00
155.45	105	Ps. 108.00
162.86	110	Ps. 116.00
170.26	115	Ps. 124.00
177.66	120	Ps. 132.00
185.06	125	Ps. 140.00
192.61	130.1	Ps. 112.00
199.87	135	Ps. 112.00
207.27	140	Ps. 112.00
214.67	145	Ps. 112.00
222.08	150	Ps. 112.00
229.48	155	Ps. 112.00

Earnings Release | 4Q.2022
Banco Santander México	129

BAB302R DC063

Market Price	Observed Price	Payment Rights
0.00	0.00	Ps. 70.00
5.95	5.00	Ps. 70.00
11.90	10.00	Ps. 70.00
17.85	15.00	Ps. 70.00
23.80	20.00	Ps. 70.00
29.75	25.00	Ps. 70.00
35.70	30.00	Ps. 70.00
41.65	35.00	Ps. 70.00
47.60	40.00	Ps. 70.00
53.55	45.00	Ps. 70.00
59.50	50.00	Ps. 70.00
65.44	55.00	Ps. 70.00
71.39	60.00	Ps. 70.00
77.34	65.00	Ps. 70.00
83.29	70.00	Ps. 70.00
89.24	75.00	Ps. 75.00
95.19	80.00	Ps. 80.00
101.14	85.00	Ps. 85.00
107.09	90.00	Ps. 90.00
113.04	95.00	Ps. 95.00
118.99	100.00	Ps. 100.00
121.37	102.00	Ps. 100.00
120.18	101.00	Ps. 100.00
122.56	103.00	Ps. 100.00
124.94	105.00	Ps. 100.00
130.90	110.01	Ps. 106.51
139.23	117.01	Ps. 115.61
140.42	118.01	Ps. 116.91
136.85	115.01	Ps. 113.01
153.50	129.00	Ps. 131.20
159.45	134.00	Ps. 137.70
165.40	139.00	Ps. 144.20
171.35	144.00	Ps. 150.05
177.30	149.00	Ps. 150.05
183.24	154.00	Ps. 150.05

(iv)  Citigroup Inc. (C*)

Stock Market where it is quoted

New York Stock Exchange

Description:

Citigroup Inc. is a diversified financial service holding company that provides a broad range of financial services to consumer and corporate customers. The Company services include investment banking, retail brokerage, corporate banking, and cash management products and services. Citigroup serves customers globally.

Historical Evolution:

Earnings Release | 4Q.2022
Banco Santander México	130

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	74.41	74.41	10,074,857.00
2018	49.26	80.08	17,852,862.74
2019	52.06	79.89	14,216,038.53
2020	35.39	81.91	24,743,131.57
2021	57.99	79.86	20,081,077.40
1st Sem. 2020	35.39	81.91	26,826,194.27
2nd Sem. 2020	41.13	61.66	22,682,710.86
1st Sem. 2021	57.99	79.86	20,418,131.46
2nd Sem. 2021	58.28	74.30	19,749,518.78
1st Sem. 2022	45.69	67.84	26,739,184.00
July 2022	44.14	52.59	24,110,427.71
August 2022	48.81	54.38	14,976,325.74
September 2022	41.67	50.87	19,634,846.57
October 2022	40.45	46.13	19,221,537.71
November 2022	44.58	50.19	16,591,066.33
December 2022	43.81	47.78	17,815,280.07

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

CTI308L DC012

Earnings Release | 4Q.2022
Banco Santander México	131

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
3.33	5.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
6.66	10.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
9.98	15.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
13.31	20.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
16.64	25.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
19.97	30.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
23.30	35.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
26.62	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
29.95	45.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
33.28	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
36.61	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
39.94	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
43.26	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
46.59	70.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
49.92	75.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
53.25	80.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
56.58	85.00	Ps. 3.00	Ps. 0.00	Ps. 103.00
59.90	90.00	Ps. 3.00	Ps. 0.00	Ps. 103.00
63.23	95.00	Ps. 3.00	Ps. 0.00	Ps. 103.00
66.56	100.00	Ps. 3.00	Ps. 0.00	Ps. 103.00
69.89	105.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
73.22	110.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
76.54	115.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
79.87	120.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
83.20	125.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
86.53	130.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
89.86	135.00	Ps. 0.00	Ps. 103.00	Ps. 103.00
93.18	140.00	Ps. 0.00	Ps. 103.00	Ps. 103.00

CTI311L DC013

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00
2.29	5.00	Ps. 0.00	Ps. 5.00
4.59	10.00	Ps. 0.00	Ps. 10.00
6.88	15.00	Ps. 0.00	Ps. 15.00
9.17	20.00	Ps. 0.00	Ps. 20.00
11.47	25.00	Ps. 0.00	Ps. 25.00

Earnings Release | 4Q.2022
Banco Santander México	132

13.76	30.00	Ps. 0.00	Ps. 30.00
16.05	35.00	Ps. 0.00	Ps. 35.00
18.34	40.00	Ps. 0.00	Ps. 40.00
20.64	45.00	Ps. 0.00	Ps. 45.00
22.93	50.00	Ps. 0.00	Ps. 50.00
25.22	55.00	Ps. 0.00	Ps. 55.00
27.52	60.00	Ps. 0.00	Ps. 60.00
29.81	65.00	Ps. 0.00	Ps. 65.00
32.10	70.00	Ps. 0.00	Ps. 70.00
34.40	75.00	Ps. 0.00	Ps. 75.00
36.69	80.00	Ps. 0.00	Ps. 80.00
38.98	85.00	Ps. 0.00	Ps. 85.00
41.27	90.00	Ps. 0.00	Ps. 90.00
42.65	93.00	Ps. 0.00	Ps. 93.00
42.65	93.01	Ps. 0.00	Ps. 100.00
45.40	99.00	Ps. 0.00	Ps. 100.00
45.86	100.00	Ps. 0.00	Ps. 104.75
48.15	105.00	Ps. 104.75	Ps. 104.75
50.45	110.00	Ps. 104.75	Ps. 104.75
52.74	115.00	Ps. 104.75	Ps. 104.75
55.03	120.00	Ps. 104.75	Ps. 104.75
59.62	130.00	Ps. 104.75	Ps. 104.75
64.20	140.00	Ps. 104.75	Ps. 104.75

(v)  Salesforce, Inc. (CRM*)

Stock Market where it is quoted:

New York Stock Exchange

Description:

Salesforce, Inc. operates as a cloud-based software company. He develops customer relationship management software and applications focused on sales, customer service, marketing automation, analytics, and application development. It serves clients all over the world.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	102.23	102.23	2,498,756.00
2018	102.23	160.43	5,776,419.39
2019	130.40	166.95	5,654,537.10
2020	124.30	281.25	7,461,414.32
2021	205.33	309.96	6,348,619.61
1st Sem. 2020	124.30	193.36	7,058,988.19
2nd Sem. 2020	185.51	281.25	7,859,466.24
1st Sem. 2021	205.33	248.59	7,008,665.91
2nd Sem. 2021	237.55	309.96	5,699,334.93
1st Sem. 2022	155.60	255.46	7,751,297.53
July 2022	161.04	185.35	4,579,999.23
August 2022	156.12	191.27	6,142,394.06
September 2022	143.84	165.63	7,511,772.27
October 2022	142.22	165.27	6,617,574.74
November 2022	139.77	162.07	7,630,125.50
December 2022	128.27	147.00	11,823,989.30

Historical volatility :

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2022
Banco Santander México	133

Quantitative examples that illustrate possible gains or losses

CRM312L DC058

Market Price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	0.00	Ps. 0.00	Ps. 0.00
8.01	5.00	Ps. 0.00	Ps. 5.00
16.03	10.00	Ps. 0.00	Ps. 10.00
24.04	15.00	Ps. 0.00	Ps. 15.00
32.05	20.00	Ps. 0.00	Ps. 20.00
40.06	25.00	Ps. 0.00	Ps. 25.00
48.08	30.00	Ps. 0.00	Ps. 30.00
56.09	35.00	Ps. 0.00	Ps. 35.00
64.10	40.00	Ps. 0.00	Ps. 40.00
72.11	45.00	Ps. 0.00	Ps. 45.00
80.13	50.00	Ps. 0.00	Ps. 50.00
88.14	55.00	Ps. 0.00	Ps. 55.00
96.15	60.00	Ps. 0.00	Ps. 60.00
100.96	63.00	Ps. 0.00	Ps. 63.00
102.16	63.75	Ps. 0.00	Ps. 63.75
102.56	64.00	Ps. 0.00	Ps. 64.00
110.57	69.00	Ps. 0.00	Ps. 69.00
118.59	74.00	Ps. 0.00	Ps. 74.00
126.60	79.00	Ps. 0.00	Ps. 79.00
149.02	92.99	Ps. 0.00	Ps. 92.99
149.03	93.00	Ps. 0.00	Ps. 100.00
152.24	95.00	Ps. 0.00	Ps. 100.00
160.23	99.99	Ps. 0.00	Ps. 100.00
160.25	100.00	Ps. 105.15	Ps. 105.15
168.26	105.00	Ps. 105.15	Ps. 105.15
176.28	110.00	Ps. 105.15	Ps. 105.15
184.29	115.00	Ps. 105.15	Ps. 105.15
192.30	120.00	Ps. 105.15	Ps. 105.15
240.38	150.00	Ps. 105.15	Ps. 105.15

Earnings Release | 4Q.2022
Banco Santander México	134

(vi)	iShares China Large-CAP ETF ETF (FXI *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Shares China Large-Cap ETF is an exchange-traded fund incorporated in the US. It tracks the FTSE China 50 Index and invests in large-cap stocks. Its investments are focused on the financial, oil and gas, technology, and communication sectors. The ETF uses representative index sampling, invest at least 90% of your assets in the underlying index.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	46.17	46.17	7,854,252.00
2018	38.26	54.00	28,275,772.58
2019	37.67	45.85	26,581,149.38
2020	33.91	48.62	24,765,175.44
2021	35.57	54.47	21,513,640.75
1st Sem. 2020	33.91	45.28	31,917,397.20
2nd Sem. 2020	40.16	48.62	17,690,695.22
1st Sem. 2021	43.55	54.47	17,479,491.48
2nd Sem. 2021	35.57	46.09	25,482,015.84
1st Sem. 2022	27.07	39.03	42,240,612.13
July 2022	30.38	34.07	33,445,902.55
August 2022	29.18	30.96	29,405,960.55
September 2022	25.86	29.87	32,631,341.23
October 2022	20.95	27.22	37,479,795.97
November 2022	21.84	28.16	48,811,568.57
December 2022	27.36	29.12	39,906,981.00

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

FXI305R DC037

Earnings Release | 4Q.2022
Banco Santander México	135

Market price	Observed price	Payment rights (MXN)
0.000	0.00	Ps.95.00
1.485	5	Ps.95.00
2.970	10	Ps.95.00
4.455	15	Ps.95.00
5.940	20	Ps.95.00
7.425	25	Ps.95.00
8.910	30	Ps.95.00
10.395	35	Ps.95.00
11.880	40	Ps.95.00
13.365	45	Ps.95.00
14.850	50	Ps.95.00
16.335	55	Ps.95.00
17.820	60	Ps.95.00
19.305	65	Ps.95.00
20.790	70	Ps.95.00
22.275	75	Ps.95.00
23.760	80	Ps.95.00
25.245	85	Ps.95.00
26.730	90	Ps.95.00
27.621	93	Ps.98.00
28.215	95	Ps.100.00
29.700	100	Ps.100.00
29.997	101	Ps.101.00
30.591	103	Ps.103.00
32.076	108	Ps.108.00
32.670	110	Ps.110.00
34.155	115	Ps.115.00
35.640	120	Ps.120.00
38.610	130	Ps.130.00
40.689	137	Ps.137.00
42.174	142	Ps.112.00
43.659	147	Ps.112.00
45.144	152	Ps.112.00
46.629	157	Ps.112.00
48.114	162	Ps.112.00

(vii)	Alphabet Inc. (GOOGL*)

Stock Market where it is quoted

NASDAQ

Description:

Alphabet Inc. operates as a holding company. Through subsidiaries, it provides web-based search, advertising, maps, software applications, mobile operating systems, consumer content, business solutions, commerce, and hardware products.

Historical Evolution:

Earnings Release | 4Q.2022
Banco Santander México	136

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	52.67	52.67	23,606,800.00
2018	49.23	64.28	41,605,162.96
2019	51.27	68.12	30,689,905.75
2020	52.71	91.25	40,803,197.70
2021	86.14	149.84	30,915,622.58
1st Sem. 2020	52.71	76.24	46,282,111.43
2nd Sem. 2020	70.47	91.25	35,383,837.39
1st Sem. 2021	86.14	122.54	32,870,512.82
2nd Sem. 2021	122.44	149.84	28,992,605.54
1st Sem. 2022	105.81	148.00	38,496,959.67
July 2022	105.02	119.35	39,945,890.65
August 2022	108.22	122.08	22,919,539.97
September 2022	95.65	110.86	29,368,307.80
October 2022	92.22	104.48	32,441,128.68
November 2022	83.43	100.99	32,664,132.97
December 2022	86.02	100.99	29,572,072.07

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

GOL404R DC077

Earnings Release | 4Q.2022
Banco Santander México	137

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
5.06	5.00	Ps. 97.50
10.11	10.00	Ps. 97.50
15.17	15.00	Ps. 97.50
20.23	20.00	Ps. 97.50
25.28	25.00	Ps. 97.50
30.34	30.00	Ps. 97.50
35.40	35.00	Ps. 97.50
40.45	40.00	Ps. 97.50
45.51	45.00	Ps. 97.50
50.57	50.00	Ps. 97.50
55.62	55.00	Ps. 97.50
60.68	60.00	Ps. 97.50
65.73	65.00	Ps. 97.50
70.79	70.00	Ps. 97.50
75.85	75.00	Ps. 97.50
80.90	80.00	Ps. 97.50
85.96	85.00	Ps. 97.50
91.02	90.00	Ps. 97.50
96.07	95.00	Ps. 97.50
98.60	97.50	Ps. 97.50
99.11	98.00	Ps. 98.00
100.12	99.00	Ps. 99.00
101.13	100.00	Ps. 100.00
106.19	105.00	Ps. 105.00
111.24	110.00	Ps. 110.00
116.30	115.00	Ps. 115.00
121.36	120.00	Ps. 120.00
126.41	125.00	Ps. 125.00
131.47	130.00	Ps. 130.00
136.53	135.00	Ps. 135.00
141.58	140.00	Ps. 140.00
146.64	145.00	Ps. 145.00
151.70	150.00	Ps. 150.00
156.75	155.00	Ps. 155.00
161.81	160.00	Ps. 160.00
166.86	165.00	Ps. 122.50
171.92	170.00	Ps. 122.50
176.98	175.00	Ps. 122.50
182.03	180.00	Ps. 122.50

GOL405R DC079

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
4.73	5.00	Ps. 97.50
9.45	10.00	Ps. 97.50

Earnings Release | 4Q.2022
Banco Santander México	138

14.18	15.00	Ps. 97.50
18.90	20.00	Ps. 97.50
23.63	25.00	Ps. 97.50
28.35	30.00	Ps. 97.50
33.08	35.00	Ps. 97.50
37.80	40.00	Ps. 97.50
42.53	45.00	Ps. 97.50
47.26	50.00	Ps. 97.50
51.98	55.00	Ps. 97.50
56.71	60.00	Ps. 97.50
61.43	65.00	Ps. 97.50
66.16	70.00	Ps. 97.50
70.88	75.00	Ps. 97.50
75.61	80.00	Ps. 97.50
80.33	85.00	Ps. 97.50
85.06	90.00	Ps. 97.50
89.78	95.00	Ps. 97.50
92.15	97.50	Ps. 97.50
92.62	98.00	Ps. 98.00
93.56	99.00	Ps. 99.00
94.51	100.00	Ps. 100.00
99.24	105.00	Ps. 105.00
103.96	110.00	Ps. 110.00
108.69	115.00	Ps. 115.00
113.41	120.00	Ps. 120.00
118.14	125.00	Ps. 125.00
122.86	130.00	Ps. 130.00
127.59	135.00	Ps. 135.00
132.31	140.00	Ps. 140.00
137.04	145.00	Ps. 145.00
141.77	150.00	Ps. 150.00
146.49	155.00	Ps. 155.00
151.22	160.00	Ps. 120.00
155.94	165.00	Ps. 120.00
160.67	170.00	Ps. 120.00
165.39	175.00	Ps. 120.00
170.12	180.00	Ps. 120.00

(viii)	iShares Biotechnology ETF (IBB *)

Stock Market where it is quoted

NASDAQ

Description:

iShares Biotechnology ETF is a US-incorporated exchange-traded fund. The Fund's objective seeks investment results that correspond to the performance of the ICE Biotechnology Index, which is comprised of US-listed stocks in the sector of biotechnology.

Historical Evolution:

Comparison base: December 30th, 2017

Earnings Release | 4Q.2022
Banco Santander México	139

Period	Minimum price	Maximum price	Average (securities)
2017	106.77	106.77	1,965,317.00
2018	89.61	122.19	2,513,003.06
2019	96.43	123.50	2,462,344.77
2020	94.39	157.31	3,327,921.43
2021	145.27	176.21	2,825,919.94
1st Sem. 2020	94.39	138.65	3,706,116.16
2nd Sem. 2020	126.88	157.31	2,953,837.51
1st Sem. 2021	146.13	172.60	3,307,070.98
2nd Sem. 2021	145.27	176.21	2,352,613.75
1st Sem. 2022	105.82	152.62	2,782,203.31
July 2022	120.17	126.66	1,875,820.42
August 2022	121.14	134.82	1,660,408.87
September 2022	113.42	128.63	2,139,224.87
October 2022	116.96	129.68	1,837,266.52
November 2022	127.58	136.53	1,970,484.63
December 2022	128.39	138.43	1,826,845.20

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

IBB306R DC003

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.83	5.00	Ps. 100.00
11.67	10.00	Ps. 100.00
17.50	15.00	Ps. 100.00
23.33	20.00	Ps. 100.00
29.17	25.00	Ps. 100.00
35.00	30.00	Ps. 100.00
40.83	35.00	Ps. 100.00
46.67	40.00	Ps. 100.00
52.50	45.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	140

58.34	50.00	Ps. 100.00
64.17	55.00	Ps. 100.00
70.00	60.00	Ps. 100.00
75.84	65.00	Ps. 100.00
81.67	70.00	Ps. 100.00
87.50	75.00	Ps. 100.00
93.34	80.00	Ps. 100.00
99.17	85.00	Ps. 100.00
105.00	90.00	Ps. 100.00
110.84	95.00	Ps. 100.00
116.67	100.00	Ps. 100.00
122.50	105.00	Ps. 105.00
128.34	110.00	Ps. 110.00
134.17	115.00	Ps. 115.00
140.00	120.00	Ps. 120.00
145.84	125.00	Ps. 125.00
151.67	130.00	Ps. 108.00
157.50	135.00	Ps. 108.00
163.34	140.00	Ps. 108.00
169.17	145.00	Ps. 108.00
175.01	150.00	Ps. 108.00
180.84	155.00	Ps. 108.00
186.67	160.00	Ps. 108.00
192.51	165.00	Ps. 108.00
198.34	170.00	Ps. 108.00

(ix)	MercadoLibre Inc. (MELI*)

Stock Market where it is quoted

NASDAQ

Description:

MercadoLibre Inc. operates a commerce website for Latin American markets. It allows individuals and companies to classify articles, make purchases online in auction or fixed price format. Offers classified ads for motor vehicles, boats, airplanes, real estate, and services, as well as Internet payment services.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	314.66	314.66	416,233.00
2018	257.52	413.94	758,838.04
2019	292.85	690.10	546,875.16
2020	447.34	1,732.39	560,993.75
2021	1,052.95	1,984.34	483,877.44

Earnings Release | 4Q.2022
Banco Santander México	141

1st Sem. 2020	447.34	985.77	632,196.32
2nd Sem. 2020	956.62	1,732.39	490,565.12
1st Sem. 2021	1,296.65	1,984.34	512,280.61
2nd Sem. 2021	1,052.95	1,953.83	455,937.35
1st Sem. 2022	612.70	1,348.40	695,542.33
July 2022	653.63	813.71	575,295.19
August 2022	813.97	1,082.66	658,918.77
September 2022	799.58	1,002.01	651,497.87
October 2022	756.88	948.25	658,633.23
November 2022	851.28	1,020.68	684,046.97
December 2022	835.09	945.07	497,343.07

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2022
Banco Santander México	142

Quantitative examples that illustrate possible gains or losses

MLI310L DC021

Market price	Observed price	Exercise dates 1 to 3	Exercise date 4
0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
41.48	Ps. 5.00	Ps. 0.00	Ps. 5.00
82.97	Ps. 10.00	Ps. 0.00	Ps. 10.00
124.45	Ps. 15.00	Ps. 0.00	Ps. 15.00
165.94	Ps. 20.00	Ps. 0.00	Ps. 20.00
207.42	Ps. 25.00	Ps. 0.00	Ps. 25.00
248.90	Ps. 30.00	Ps. 0.00	Ps. 30.00
290.39	Ps. 35.00	Ps. 0.00	Ps. 35.00
331.87	Ps. 40.00	Ps. 0.00	Ps. 40.00
373.36	Ps. 45.00	Ps. 0.00	Ps. 45.00
414.84	Ps. 50.00	Ps. 0.00	Ps. 50.00
456.32	Ps. 55.00	Ps. 0.00	Ps. 55.00
497.81	Ps. 60.00	Ps. 0.00	Ps. 60.00
522.70	Ps. 63.00	Ps. 0.00	Ps. 63.00
528.92	Ps. 63.75	Ps. 0.00	Ps. 63.75
531.00	Ps. 64.00	Ps. 0.00	Ps. 64.00
572.48	Ps. 69.00	Ps. 0.00	Ps. 69.00
613.96	Ps. 74.00	Ps. 0.00	Ps. 74.00
655.45	Ps. 79.00	Ps. 0.00	Ps. 79.00
771.52	Ps. 92.99	Ps. 0.00	Ps. 92.99
771.60	Ps. 93.00	Ps. 0.00	Ps. 100.00
788.20	Ps. 95.00	Ps. 0.00	Ps. 100.00
829.60	Ps. 99.99	Ps. 0.00	Ps. 100.00
829.68	Ps. 100.00	Ps. 110.60	Ps. 110.60
871.16	Ps. 105.00	Ps. 110.60	Ps. 110.60
912.65	Ps. 110.00	Ps. 110.60	Ps. 110.60
954.13	Ps. 115.00	Ps. 110.60	Ps. 110.60
995.62	Ps. 120.00	Ps. 110.60	Ps. 110.60
1,244.52	Ps. 150.00	Ps. 110.60	Ps. 110.60

(x)	Meta Platforms, Inc (META*)

Stock Market where it is quoted

NASDAQ

Earnings Release | 4Q.2022
Banco Santander México	143

Description:

Meta Platforms, Inc. operates as a social technology company. The Company builds applications and technologies that help people connect, find communities, and grow businesses. Meta Platform is also involved in advertisements, augmented, and virtual reality.

Historical Evolution:

.

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	176.46	176.46	10,261,456.00
2018	124.06	217.50	27,262,166.58
2019	131.09	208.10	16,094,515.08
2020	146.01	303.91	22,624,224.43
2021	245.64	382.18	18,855,465.91
1st Sem. 2020	146.01	242.24	23,485,350.38
2nd Sem. 2020	230.12	303.91	21,772,458.53
1st Sem. 2021	245.64	355.64	19,164,354.15
2nd Sem. 2021	306.84	382.18	18,551,613.89
1st Sem. 2022	155.85	338.54	34,184,707.86
July 2022	158.05	183.17	30,171,056.10
August 2022	157.16	180.89	24,085,835.13
September 2022	134.40	169.15	29,696,229.20
October 2022	93.16	140.28	50,922,601.06
November 2022	88.91	118.10	46,902,921.90
December 2022	113.93	123.49	32,416,839.07

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

MTP301L DC122

Earnings Release | 4Q.2022
Banco Santander México	144

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
9.15	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
18.31	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
27.46	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
36.62	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
45.77	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
54.93	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
64.08	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
73.24	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
82.39	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
91.55	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
100.70	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
109.85	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
119.01	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
128.16	70.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
137.32	75.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
146.47	80.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
155.63	85.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
164.78	90.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
173.94	95.00	Ps. 2.40	Ps. 0.00	Ps. 102.40
183.09	100.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
192.24	105.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
201.40	110.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
210.55	115.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
219.71	120.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
228.86	125.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
238.02	130.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
247.17	135.00	Ps. 0.00	Ps. 102.40	Ps. 102.40
256.33	140.00	Ps. 0.00	Ps. 102.40	Ps. 102.40

Earnings Release | 4Q.2022
Banco Santander México	145

FBK304R DC116

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
11.12	5.00	Ps. 100.00
22.24	10.00	Ps. 100.00
33.35	15.00	Ps. 100.00
44.47	20.00	Ps. 100.00
55.59	25.00	Ps. 100.00
66.71	30.00	Ps. 100.00
77.83	35.00	Ps. 100.00
88.94	40.00	Ps. 100.00
100.06	45.00	Ps. 100.00
111.18	50.00	Ps. 100.00
122.30	55.00	Ps. 100.00
133.42	60.00	Ps. 100.00
144.53	65.00	Ps. 100.00
155.65	70.00	Ps. 100.00
166.77	75.00	Ps. 100.00
177.89	80.00	Ps. 100.00
189.01	85.00	Ps. 100.00
200.12	90.00	Ps. 100.00
211.24	95.00	Ps. 100.00
222.36	100.00	Ps. 100.00
233.48	105.00	Ps. 105.00
244.60	110.00	Ps. 110.00
255.71	115.00	Ps. 115.00
266.83	120.00	Ps. 120.00
277.95	125.00	Ps. 109.00
289.07	130.00	Ps. 109.00
300.19	135.00	Ps. 109.00
311.30	140.00	Ps. 109.00
322.42	145.00	Ps. 109.00
333.54	150.00	Ps. 109.00
344.66	155.00	Ps. 109.00
355.78	160.00	Ps. 109.00
366.89	165.00	Ps. 109.00
378.01	170.00	Ps. 109.00

FBK309L DC115

Earnings Release | 4Q.2022
Banco Santander México	146

Market price	Observed price	Observation dates 1 to 8	Observation dates 1 to 8	Observation date 9
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
11.09	5.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
22.18	10.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
33.27	15.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
44.36	20.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
55.46	25.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
66.55	30.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
77.64	35.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
88.73	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
99.82	45.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
110.91	50.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
122.00	55.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
133.09	60.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
144.18	65.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
155.27	70.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
166.37	75.00	Ps. 0.00	Ps. 0.00	Ps. 85.00
177.46	80.00	Ps. 0.00	Ps. 0.00	Ps. 90.00
188.55	85.00	Ps. 0.00	Ps. 0.00	Ps. 95.00
199.64	90.00	Ps. 2.55	Ps. 0.00	Ps. 102.55
210.73	95.00	Ps. 2.55	Ps. 0.00	Ps. 102.55
221.82	100.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
232.91	105.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
244.00	110.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
255.09	115.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
266.18	120.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
277.28	125.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
288.37	130.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
299.46	135.00	Ps. 0.00	Ps. 102.55	Ps. 102.55
310.55	140.00	Ps. 0.00	Ps. 102.55	Ps. 102.55

(xi)  NVIDIA Corporation (NVDA*)

Stock Market where it is quoted

NASDAQ

Earnings Release | 4Q.2022
Banco Santander México	147

Description:

NVIDIA Corporation designs, develops, and markets 3D graphics processors and related software. It offers products that provide interactive 3D graphics to the mainstream personal computer market.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	48.38	48.38	27,996,464.00
2018	31.77	72.34	55,388,460.76
2019	32.00	59.84	46,934,681.16
2020	49.10	145.62	49,148,669.42
2021	115.93	333.76	36,020,525.87
1st Sem. 2020	49.10	95.27	55,120,464.92
2nd Sem. 2020	95.30	145.62	43,241,784.74
1st Sem. 2021	115.93	200.27	35,986,406.83
2nd Sem. 2021	181.61	333.76	36,054,088.63
1st Sem. 2022	151.59	301.21	55,432,700.73
July 2022	145.23	181.63	51,455,686.06
August 2022	150.94	192.15	52,326,861.68
September 2022	121.39	145.05	63,343,158.20
October 2022	112.27	138.34	60,374,269.97
November 2022	132.19	169.23	49,614,645.83
December 2022	140.36	180.72	42,080,151.67

Historical Volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2022
Banco Santander México	148

Quantitative examples that illustrate possible gains or losses

NVD307L DC130

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
50
100
150
Observed price
Observation dates 1 to 8
Excercise dates 1 to 8
Excercise date 9

Market Price	Observed Price	Observation dates 1 to 8	Exercise dates 1 to 8	Exercise date 9
-	0	Ps. 0.00	Ps. 0.00	Ps. 18.00
13.70	5	Ps. 0.00	Ps. 0.00	Ps. 23.00
27.40	10	Ps. 0.00	Ps. 0.00	Ps. 28.00
41.10	15	Ps. 0.00	Ps. 0.00	Ps. 33.00
54.80	20	Ps. 0.00	Ps. 0.00	Ps. 38.00
68.50	25	Ps. 0.00	Ps. 0.00	Ps. 43.00
82.20	30	Ps. 0.00	Ps. 0.00	Ps. 48.00
95.90	35	Ps. 0.00	Ps. 0.00	Ps. 53.00
109.60	40	Ps. 0.00	Ps. 0.00	Ps. 58.00
123.30	45	Ps. 0.00	Ps. 0.00	Ps. 63.00
137.00	50	Ps. 0.00	Ps. 0.00	Ps. 68.00
150.70	55	Ps. 0.00	Ps. 0.00	Ps. 73.00
164.40	60	Ps. 0.00	Ps. 0.00	Ps. 78.00
178.10	65	Ps. 0.00	Ps. 0.00	Ps. 83.00
191.80	70	Ps. 0.00	Ps. 0.00	Ps. 88.00
205.50	75	Ps. 0.00	Ps. 0.00	Ps. 93.00
219.20	80	Ps. 0.00	Ps. 0.00	Ps. 98.00
232.90	85	Ps. 2.50	Ps. 0.00	Ps. 102.50
246.60	90	Ps. 2.50	Ps. 0.00	Ps. 102.50
260.30	95	Ps. 2.50	Ps. 0.00	Ps. 102.50
274.00	100	Ps. 0.00	Ps. 102.50	Ps. 102.50
287.70	105	Ps. 0.00	Ps. 102.50	Ps. 102.50
301.40	110	Ps. 0.00	Ps. 102.50	Ps. 102.50
315.10	115	Ps. 0.00	Ps. 102.50	Ps. 102.50
328.80	120	Ps. 0.00	Ps. 102.50	Ps. 102.50
342.50	125	Ps. 0.00	Ps. 102.50	Ps. 102.50
356.20	130	Ps. 0.00	Ps. 102.50	Ps. 102.50
369.90	135	Ps. 0.00	Ps. 102.50	Ps. 102.50
383.60	140	Ps. 0.00	Ps. 102.50	Ps. 102.50
(xii)	Paypal Holdings, Inc. (PYPL*)

Stock Market where it is quoted

NASDAQ

Earnings Release | 4Q.2022
Banco Santander México	149

Description:

PayPal Holdings, Inc. provides a technology platform that enables digital and mobile payments for consumers and merchants. Offers solutions for online payments. Serve clients all over the world.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	73.62	73.62	4,496,563.00
2018	71.73	93.07	9,099,226.95
2019	82.09	121.30	6,802,127.56
2020	85.26	243.49	8,792,352.13
2021	179.32	308.53	9,209,619.01
1st Sem. 2020	85.26	174.23	9,256,262.07
2nd Sem. 2020	169.81	243.49	8,333,484.69
1st Sem. 2021	226.09	304.79	8,155,617.28
2nd Sem. 2021	179.32	308.53	10,246,435.93
1st Sem. 2022	69.84	194.94	19,615,474.90
July 2022	69.55	86.53	12,677,895.52
August 2022	88.57	102.08	14,087,752.77
September 2022	84.26	97.66	12,494,020.80
October 2022	80.47	94.42	12,894,986.84
November 2022	75.18	91.03	16,787,473.97
December 2022	67.55	78.53	15,954,150.70

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2022
Banco Santander México	150

Quantitative examples that illustrate possible gains or losses

PYL306L DC043

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price
Observation dates 1 to 5
Excercise dates 1 to 5
Excercise date 6

Market Price	Observed Price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
9.58	5.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
19.17	10.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
28.75	15.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
38.34	20.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
47.92	25.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
57.50	30.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
67.09	35.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
76.67	40.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
86.26	45.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
95.84	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
105.42	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
115.01	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
124.59	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
134.18	70.00	Ps. 0.00	Ps. 0.00	Ps. 70.00
143.76	75.00	Ps. 0.00	Ps. 0.00	Ps. 75.00
153.34	80.00	Ps. 0.00	Ps. 0.00	Ps. 80.00
162.93	85.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
172.51	90.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
182.10	95.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
191.68	100.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
201.26	105.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
210.85	110.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
220.43	115.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
230.02	120.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
239.60	125.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
249.18	130.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
258.77	135.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
268.35	140.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
(xiii)	Qualcomm, Inc. (QCOM*)

Stock Market where it is quoted

Earnings Release | 4Q.2022
Banco Santander México	151

NASDAQ

Description:

Qualcomm Incorporated operates as a multinational telecommunications and semiconductor equipment company. Develops and provides digital communications products and services based on CDMA digital technology. It serves clients all over the world.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	64.02	64.02	6,631,823.00
2018	49.75	75.09	13,151,429.90
2019	49.40	94.03	13,469,384.25
2020	60.91	158.80	10,059,898.88
2021	122.95	189.28	9,081,990.38
1st Sem. 2020	60.91	95.91	11,446,137.92
2nd Sem. 2020	88.89	158.80	8,688,727.65
1st Sem. 2021	123.20	164.78	9,701,768.04
2nd Sem. 2021	122.95	189.28	8,472,317.79
1st Sem. 2022	120.09	188.69	10,939,694.23
July 2022	123.53	155.86	8,923,772.45
August 2022	132.27	152.13	6,081,442.42
September 2022	112.98	133.00	8,125,066.17
October 2022	108.64	125.28	7,964,482.55
November 2022	103.88	126.49	8,807,062.90
December 2022	106.97	126.81	7,432,655.23

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

QCM401R DC012

Earnings Release | 4Q.2022
Banco Santander México	152

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps.97.50
6.35	5.00	Ps.97.50
12.71	10.00	Ps.97.50
19.06	15.00	Ps.97.50
25.41	20.00	Ps.97.50
31.77	25.00	Ps.97.50
38.12	30.00	Ps.97.50
44.47	35.00	Ps.97.50
50.82	40.00	Ps.97.50
57.18	45.00	Ps.97.50
63.53	50.00	Ps.97.50
69.88	55.00	Ps.97.50
76.24	60.00	Ps.97.50
82.59	65.00	Ps.97.50
88.94	70.00	Ps.97.50
95.30	75.00	Ps.97.50
101.65	80.00	Ps.97.50
108.00	85.00	Ps.97.50
114.35	90.00	Ps.97.50
120.71	95.00	Ps.97.50
127.06	100.00	Ps.100.00
133.41	105.00	Ps.105.00
139.77	110.00	Ps.110.00
146.12	115.00	Ps.115.00
152.47	120.00	Ps.120.00
158.83	125.00	Ps.125.00
165.18	130.00	Ps.130.00
171.53	135.00	Ps.135.00
177.88	140.00	Ps.140.00
184.24	145.00	Ps.145.00
190.59	150.00	Ps.150.00
196.94	155.00	Ps.155.00
203.30	160.00	Ps.160.00
209.65	165.00	Ps.165.00
216.00	170.00	Ps.170.00
222.36	175.00	Ps.120.00
228.71	180.00	Ps.120.00
235.06	185.00	Ps.120.00
(xiv)	Invesco QQQ Trust (QQQ *)

Stock Market where it is quoted:

NASDAQ

Description:

Invesco QQQ Trust Series 1 is a US-incorporated exchange-traded fund. The ETF tracks the Nasdaq 100 index and includes 100 of the largest non-financial companies by market capitalization listed on Nasdaq. The index reflects companies of major industrial groups, including computer hardware and software, telecommunications, retail retail/wholesale and biotech.

Historical Evolution:

Earnings Release | 4Q.2022
Banco Santander México	153

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	155.76	155.76	33,185,962.00
2018	143.50	186.74	48,323,593.31
2019	149.82	213.79	30,892,183.34
2020	169.30	313.74	47,546,330.57
2021	299.94	403.99	43,829,887.25
1st Sem. 2020	169.30	248.84	53,446,338.17
2nd Sem. 2020	250.49	313.74	41,710,453.48
1st Sem. 2021	299.94	354.99	45,070,410.82
2nd Sem. 2021	352.62	403.99	42,609,589.61
1st Sem. 2022	271.39	401.68	79,933,540.60
July 2022	282.13	315.46	58,862,444.16
August 2022	299.27	333.06	48,431,900.35
September 2022	267.26	310.74	66,223,697.27
October 2022	260.74	284.21	67,499,208.65
November 2022	260.49	293.36	55,694,325.63
December 2022	260.10	293.72	50,488,213.90

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

QQQ306R DC033

Earnings Release | 4Q.2022
Banco Santander México	154

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps.100.00
15.41	5.00	Ps.100.00
30.83	10.00	Ps.100.00
46.24	15.00	Ps.100.00
61.66	20.00	Ps.100.00
77.07	25.00	Ps.100.00
92.48	30.00	Ps.100.00
107.90	35.00	Ps.100.00
123.31	40.00	Ps.100.00
138.73	45.00	Ps.100.00
154.14	50.00	Ps.100.00
169.55	55.00	Ps.100.00
184.97	60.00	Ps.100.00
200.38	65.00	Ps.100.00
215.80	70.00	Ps.100.00
231.21	75.00	Ps.100.00
246.62	80.00	Ps.100.00
262.04	85.00	Ps.100.00
277.45	90.00	Ps.100.00
292.87	95.00	Ps.100.00
308.28	100.00	Ps.100.00
323.69	105.00	Ps.105.00
339.11	110.00	Ps.110.00
354.52	115.00	Ps.115.00
369.94	120.00	Ps.120.00
385.35	125.00	Ps.108.00
400.76	130.00	Ps.108.00
416.18	135.00	Ps.108.00
431.59	140.00	Ps.108.00
447.01	145.00	Ps.108.00
462.42	150.00	Ps.108.00
477.83	155.00	Ps.108.00
493.25	160.00	Ps.108.00
508.66	165.00	Ps.108.00
524.08	170.00	Ps.108.00

QQQ306R DC034

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
15.41	5.00	Ps. 90.00
30.83	10.00	Ps. 90.00
46.24	15.00	Ps. 90.00
61.66	20.00	Ps. 90.00

Earnings Release | 4Q.2022
Banco Santander México	155

77.07	25.00	Ps. 90.00
92.48	30.00	Ps. 90.00
107.90	35.00	Ps. 90.00
123.31	40.00	Ps. 90.00
138.73	45.00	Ps. 90.00
154.14	50.00	Ps. 90.00
169.55	55.00	Ps. 90.00
184.97	60.00	Ps. 90.00
200.38	65.00	Ps. 90.00
215.80	70.00	Ps. 90.00
231.21	75.00	Ps. 90.00
246.62	80.00	Ps. 90.00
262.04	85.00	Ps. 90.00
277.45	90.00	Ps. 90.00
286.70	95.00	Ps. 93.00
292.87	100.00	Ps. 95.00
308.28	105.00	Ps. 100.00
311.36	110.00	Ps. 101.00
317.53	115.00	Ps. 103.00
332.94	120.00	Ps. 108.00
339.11	125.00	Ps. 110.00
354.52	130.00	Ps. 115.00
369.94	135.00	Ps. 120.00
400.76	140.00	Ps. 130.00
413.10	145.00	Ps. 134.00
428.51	150.00	Ps. 112.00
443.92	155.00	Ps. 112.00
459.34	160.00	Ps. 112.00
474.75	165.00	Ps. 112.00
490.17	170.00	Ps. 112.00

QQQ307R DC035

Payment rights
under different observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
14.01	5.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	156

28.03	10.00	Ps. 100.00
42.04	15.00	Ps. 100.00
56.06	20.00	Ps. 100.00
70.07	25.00	Ps. 100.00
84.08	30.00	Ps. 100.00
98.10	35.00	Ps. 100.00
112.11	40.00	Ps. 100.00
126.13	45.00	Ps. 100.00
140.14	50.00	Ps. 100.00
154.15	55.00	Ps. 100.00
168.17	60.00	Ps. 100.00
182.18	65.00	Ps. 100.00
196.20	70.00	Ps. 100.00
210.21	75.00	Ps. 100.00
224.22	80.00	Ps. 100.00
238.24	85.00	Ps. 100.00
252.25	90.00	Ps. 100.00
266.27	95.00	Ps. 100.00
280.28	100.00	Ps. 100.00
294.29	105.00	Ps. 105.00
308.31	110.00	Ps. 110.00
322.32	115.00	Ps. 115.00
336.34	120.00	Ps. 120.00
350.35	125.00	Ps. 110.00
364.36	130.00	Ps. 110.00
378.38	135.00	Ps. 110.00
392.39	140.00	Ps. 110.00
406.41	145.00	Ps. 110.00
420.42	150.00	Ps. 110.00
434.43	155.00	Ps. 110.00
448.45	160.00	Ps. 110.00
462.46	165.00	Ps. 110.00
476.48	170.00	Ps. 110.00

QQQ307R DC036

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed price

Earnings Release | 4Q.2022
Banco Santander México	157

Observed price	Market price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
5.00	15.37	Ps. 100.00
10.00	30.74	Ps. 100.00
15.00	46.11	Ps. 100.00
20.00	61.48	Ps. 100.00
25.00	76.85	Ps. 100.00
30.00	92.21	Ps. 100.00
35.00	107.58	Ps. 100.00
40.00	122.95	Ps. 100.00
45.00	138.32	Ps. 100.00
50.00	153.69	Ps. 100.00
55.00	169.06	Ps. 100.00
60.00	184.43	Ps. 100.00
65.00	199.80	Ps. 100.00
70.00	215.17	Ps. 100.00
75.00	230.54	Ps. 100.00
80.00	245.90	Ps. 100.00
85.00	261.27	Ps. 100.00
90.00	276.64	Ps. 100.00
95.00	292.01	Ps. 100.00
100.00	307.38	Ps. 100.00
105.00	322.75	Ps. 105.00
110.00	338.12	Ps. 110.00
115.00	353.49	Ps. 115.00

Earnings Release | 4Q.2022
Banco Santander México	158

120.00	368.86	Ps. 120.00
125.00	384.23	Ps. 112.50
130.00	399.59	Ps. 112.50
135.00	414.96	Ps. 112.50
140.00	430.33	Ps. 112.50
145.00	445.70	Ps. 112.50
150.00	461.07	Ps. 112.50
155.00	476.44	Ps. 112.50
160.00	491.81	Ps. 112.50
165.00	507.18	Ps. 112.50
170.00	522.55	Ps. 112.50

QQQ308R DC039

Payment rights
under different observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed price

Market price	Observed Price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
16.03	5.00	Ps. 100.00
32.06	10.00	Ps. 100.00
48.09	15.00	Ps. 100.00
64.12	20.00	Ps. 100.00
80.15	25.00	Ps. 100.00
96.17	30.00	Ps. 100.00
112.20	35.00	Ps. 100.00
128.23	40.00	Ps. 100.00
144.26	45.00	Ps. 100.00
160.29	50.00	Ps. 100.00
176.32	55.00	Ps. 100.00
192.35	60.00	Ps. 100.00
208.38	65.00	Ps. 100.00
224.41	70.00	Ps. 100.00
240.44	75.00	Ps. 100.00
256.46	80.00	Ps. 100.00
272.49	85.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	159

288.52	90.00	Ps. 100.00
304.55	95.00	Ps. 100.00
320.58	100.00	Ps. 100.00
336.61	105.00	Ps. 105.00
352.64	110.00	Ps. 110.00
368.67	115.00	Ps. 115.00
384.70	120.00	Ps. 120.00
400.73	125.00	Ps. 113.50
416.75	130.00	Ps. 113.50
432.78	135.00	Ps. 113.50
448.81	140.00	Ps. 113.50
464.84	145.00	Ps. 113.50
480.87	150.00	Ps. 113.50
496.90	155.00	Ps. 113.50
512.93	160.00	Ps. 113.50
528.96	165.00	Ps. 113.50
544.99	170.00	Ps. 113.50

QQQ309R DC041

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
14.96	5.00	Ps. 100.00
29.93	10.00	Ps. 100.00
44.89	15.00	Ps. 100.00
59.85	20.00	Ps. 100.00
74.82	25.00	Ps. 100.00
89.78	30.00	Ps. 100.00
104.74	35.00	Ps. 100.00
119.71	40.00	Ps. 100.00
134.67	45.00	Ps. 100.00
149.64	50.00	Ps. 100.00
164.60	55.00	Ps. 100.00
179.56	60.00	Ps. 100.00
194.53	65.00	Ps. 100.00
209.49	70.00	Ps. 100.00
224.45	75.00	Ps. 100.00
239.42	80.00	Ps. 100.00
254.38	85.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	160

269.34	90.00	Ps. 100.00
284.31	95.00	Ps. 100.00
299.27	100.00	Ps. 100.00
314.23	105.00	Ps. 105.00
329.20	110.00	Ps. 110.00
344.16	115.00	Ps. 115.00
359.12	120.00	Ps. 120.00
374.09	125.00	Ps. 113.50
389.05	130.00	Ps. 113.50
404.01	135.00	Ps. 113.50
418.98	140.00	Ps. 113.50
433.94	145.00	Ps. 113.50
448.91	150.00	Ps. 113.50
463.87	155.00	Ps. 113.50
478.83	160.00	Ps. 113.50
493.80	165.00	Ps. 113.50
508.76	170.00	Ps. 113.50

QQQ309R DC042

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed Price

Market price	Observed Price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
14.00	5.00	Ps. 100.00
28.01	10.00	Ps. 100.00
42.01	15.00	Ps. 100.00
56.01	20.00	Ps. 100.00
70.02	25.00	Ps. 100.00
84.02	30.00	Ps. 100.00
98.02	35.00	Ps. 100.00
112.03	40.00	Ps. 100.00
126.03	45.00	Ps. 100.00
140.04	50.00	Ps. 100.00
154.04	55.00	Ps. 100.00
168.04	60.00	Ps. 100.00
182.05	65.00	Ps. 100.00
196.05	70.00	Ps. 100.00
210.05	75.00	Ps. 100.00
224.06	80.00	Ps. 100.00
238.06	85.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	161

252.06	90.00	Ps. 100.00
266.07	95.00	Ps. 100.00
280.07	100.00	Ps. 100.00
294.07	105.00	Ps. 105.00
308.08	110.00	Ps. 110.00
322.08	115.00	Ps. 115.00
336.08	120.00	Ps. 120.00
350.09	125.00	Ps. 114.50
364.09	130.00	Ps. 114.50
378.09	135.00	Ps. 114.50
392.10	140.00	Ps. 114.50
406.10	145.00	Ps. 114.50
420.11	150.00	Ps. 114.50
434.11	155.00	Ps. 114.50
448.11	160.00	Ps. 114.50
462.12	165.00	Ps. 114.50
476.12	170.00	Ps. 114.50

QQQ310R DC043

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
13.59	5.00	Ps. 100.00
27.19	10.00	Ps. 100.00
40.78	15.00	Ps. 100.00
54.37	20.00	Ps. 100.00
67.97	25.00	Ps. 100.00
81.56	30.00	Ps. 100.00
95.15	35.00	Ps. 100.00
108.75	40.00	Ps. 100.00
122.34	45.00	Ps. 100.00
135.94	50.00	Ps. 100.00
149.53	55.00	Ps. 100.00
163.12	60.00	Ps. 100.00
176.72	65.00	Ps. 100.00
190.31	70.00	Ps. 100.00
203.90	75.00	Ps. 100.00
217.50	80.00	Ps. 100.00
231.09	85.00	Ps. 100.00
244.68	90.00	Ps. 100.00
258.28	95.00	Ps. 100.00
271.87	100.00	Ps. 100.00
285.46	105.00	Ps. 105.00

Earnings Release | 4Q.2022
Banco Santander México	162

299.06	110.00	Ps. 110.00
312.65	115.00	Ps. 115.00
326.24	120.00	Ps. 120.00
339.84	125.00	Ps. 115.50
353.43	130.00	Ps. 115.50
367.02	135.00	Ps. 115.50
380.62	140.00	Ps. 115.50
394.21	145.00	Ps. 115.50
407.81	150.00	Ps. 115.50
421.40	155.00	Ps. 115.50
434.99	160.00	Ps. 115.50
448.59	165.00	Ps. 115.50
462.18	170.00	Ps. 115.50

QQQ406R DC052

Payment rights
under different scenarios of observed price
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
30.00
50.00
70.00
90.00
110.00
130.00
150.00
170.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 95.00
4.73	5.00	Ps. 95.00
9.45	10.00	Ps. 95.00
14.18	15.00	Ps. 95.00
18.90	20.00	Ps. 95.00
23.63	25.00	Ps. 95.00
28.35	30.00	Ps. 95.00
33.08	35.00	Ps. 95.00
37.80	40.00	Ps. 95.00
42.53	45.00	Ps. 95.00
47.26	50.00	Ps. 95.00
51.98	55.00	Ps. 95.00
56.71	60.00	Ps. 95.00
61.43	65.00	Ps. 95.00
66.16	70.00	Ps. 95.00
70.88	75.00	Ps. 95.00
75.61	80.00	Ps. 95.00
80.33	85.00	Ps. 95.00
85.06	90.00	Ps. 95.00
89.78	95.00	Ps. 95.00
92.15	97.50	Ps. 97.50
92.62	98.00	Ps. 98.00
93.56	99.00	Ps. 99.00
94.51	100.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	163

99.24	105.00	Ps. 105.00
103.96	110.00	Ps. 110.00
108.69	115.00	Ps. 115.00
113.41	120.00	Ps. 120.00
118.14	125.00	Ps. 125.00
122.86	130.00	Ps. 130.00
127.59	135.00	Ps. 135.00
130.42	138.00	Ps. 138.00
135.15	143.00	Ps. 121.00
139.87	148.00	Ps. 121.00
144.60	153.00	Ps. 121.00
149.33	158.00	Ps. 121.00
154.05	163.00	Ps. 121.00
158.78	168.00	Ps. 121.00
163.50	173.00	Ps. 121.00
168.23	178.00	Ps. 121.00

(xv)	ISHARES SEMICONDUCTOR ETF (SOXX *)

Stock Market where it is quoted

NASDAQ

Description:

iShares Semiconductor ETF is a US-incorporated exchange-traded fund. It seeks investment results that align with the performance of the ICE Semiconductor Index which is made up of US-listed stocks in the semiconductor sector.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	169.81	169.81	253,535.00
2018	145.00	196.31	787,218.49
2019	148.71	252.82	619,474.10
2020	176.66	382.56	789,316.37
2021	375.21	555.63	972,272.17
1st Sem. 2020	176.66	272.82	1,046,450.71
2nd Sem. 2020	267.40	382.56	534,976.98
1st Sem. 2021	375.21	454.22	1,179,415.41
2nd Sem. 2021	426.32	555.63	768,506.27
1st Sem. 2022	349.61	553.10	1,551,260.41
July 2022	337.24	407.33	1,129,942.16
August 2022	369.69	423.32	868,297.10

Earnings Release | 4Q.2022
Banco Santander México	164

September 2022	318.73	377.42	1,042,868.00
October 2022	298.68	348.04	1,223,488.55
November 2022	314.45	388.03	1,228,363.50
December 2022	337.53	386.59	936,708.50

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Earnings Release | 4Q.2022
Banco Santander México	165

Quantitative examples that illustrate possible gains or losses

SOX307R DC003

Market price	Observed Price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
17.48	5.00	Ps. 97.50
34.96	10.00	Ps. 97.50
52.44	15.00	Ps. 97.50
69.92	20.00	Ps. 97.50
87.40	25.00	Ps. 97.50
104.88	30.00	Ps. 97.50
122.36	35.00	Ps. 97.50
139.84	40.00	Ps. 97.50
157.32	45.00	Ps. 97.50
174.81	50.00	Ps. 97.50
192.29	55.00	Ps. 97.50
209.77	60.00	Ps. 97.50
227.25	65.00	Ps. 97.50
244.73	70.00	Ps. 97.50
262.21	75.00	Ps. 97.50
279.69	80.00	Ps. 97.50
297.17	85.00	Ps. 97.50
314.65	90.00	Ps. 97.50
325.14	93.00	Ps. 97.50
332.13	95.00	Ps. 97.50
349.61	100.00	Ps. 100.00
353.11	101.00	Ps. 101.00
360.10	103.00	Ps. 103.00
377.58	108.00	Ps. 108.00
384.57	110.00	Ps. 110.00
402.05	115.00	Ps. 115.00
419.53	120.00	Ps. 120.00
454.49	130.00	Ps. 130.00
468.48	134.00	Ps. 134.00
485.96	139.00	Ps. 110.00
503.44	144.00	Ps. 110.00
520.92	149.00	Ps. 110.00
538.40	154.00	Ps. 110.00
555.88	159.00	Ps. 110.00

Earnings Release | 4Q.2022
Banco Santander México	166

SOX307R DC005

Market Price	Observed Price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
19.42	5.00	Ps. 97.50
38.83	10.00	Ps. 97.50
58.25	15.00	Ps. 97.50
77.66	20.00	Ps. 97.50
97.08	25.00	Ps. 97.50
116.49	30.00	Ps. 97.50
135.91	35.00	Ps. 97.50
155.32	40.00	Ps. 97.50
174.74	45.00	Ps. 97.50
194.15	50.00	Ps. 97.50
213.57	55.00	Ps. 97.50
232.98	60.00	Ps. 97.50
252.40	65.00	Ps. 97.50
271.81	70.00	Ps. 97.50
291.23	75.00	Ps. 97.50
310.64	80.00	Ps. 97.50
330.06	85.00	Ps. 97.50
349.47	90.00	Ps. 97.50
361.12	93.00	Ps. 97.50
368.89	95.00	Ps. 97.50
388.30	100.00	Ps. 100.00
392.18	101.00	Ps. 101.00
399.95	103.00	Ps. 103.00
419.36	108.00	Ps. 108.00
427.13	110.00	Ps. 110.00
446.55	115.00	Ps. 115.00
465.96	120.00	Ps. 120.00
504.79	130.00	Ps. 130.00
520.32	134.00	Ps. 134.00
539.74	139.00	Ps. 111.00
559.15	144.00	Ps. 111.00
578.57	149.00	Ps. 111.00
597.98	154.00	Ps. 111.00
617.40	159.00	Ps. 111.00

Earnings Release | 4Q.2022
Banco Santander México	167

SOX309R DC006

Market Price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 97.50
18.48	5.00	Ps. 97.50
36.97	10.00	Ps. 97.50
55.45	15.00	Ps. 97.50
73.94	20.00	Ps. 97.50
92.42	25.00	Ps. 97.50
110.91	30.00	Ps. 97.50
129.39	35.00	Ps. 97.50
147.88	40.00	Ps. 97.50
166.36	45.00	Ps. 97.50
184.85	50.00	Ps. 97.50
203.33	55.00	Ps. 97.50
221.81	60.00	Ps. 97.50
240.30	65.00	Ps. 97.50
258.78	70.00	Ps. 97.50
277.27	75.00	Ps. 97.50
295.75	80.00	Ps. 97.50
314.24	85.00	Ps. 97.50
332.72	90.00	Ps. 97.50
343.81	93.00	Ps. 97.50
351.21	95.00	Ps. 97.50
369.69	100.00	Ps. 100.00
373.39	101.00	Ps. 101.00
380.78	103.00	Ps. 103.00
399.27	108.00	Ps. 108.00
406.66	110.00	Ps. 110.00
425.14	115.00	Ps. 115.00
443.63	120.00	Ps. 120.00
480.60	130.00	Ps. 130.00
495.38	134.00	Ps. 134.00
513.87	139.00	Ps. 112.00
532.35	144.00	Ps. 112.00
550.84	149.00	Ps. 112.00
569.32	154.00	Ps. 112.00
587.81	159.00	Ps. 112.00

(xvi)	SPDR S&P 500 ETF Trust (SPY*)

Stock Market where it is quoted

New York Stock Exchange

Earnings Release | 4Q.2022
Banco Santander México	168

Description:

SPDR S&P 500 ETF Trust is a US-incorporated Exchange-Traded Fund. Tracks the S&P 500 Index. Comprises portfolio representing all 500 stocks in the S&P 500 Index. Owned mostly large-cap US stocks. Structure as a real estate investment unit and pay dividends every quarter. Positions are weighted by market capitalization.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	266.86	266.86	96,007,424.00
2018	234.34	293.58	100,468,590.17
2019	244.21	322.94	72,522,148.50
2020	222.95	373.88	102,732,265.23
2021	368.79	477.48	75,508,818.86
1st Sem. 2020	222.95	338.34	135,683,264.80
2nd Sem. 2020	310.52	373.88	70,139,428.71
1st Sem. 2021	368.79	428.06	78,234,150.76
2nd Sem. 2021	424.97	477.48	72,827,921.72
1st Sem. 2022	365.86	477.71	109,649,016.60
July 2022	377.91	411.99	73,664,060.03
August 2022	395.18	429.70	65,250,355.03
September 2022	357.18	410.97	96,736,086.43
October 2022	356.56	389.02	105,093,161.65
November 2022	371.01	407.68	81,866,748.30
December 2022	376.66	407.38	82,961,417.67

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

Earnings Release | 4Q.2022
Banco Santander México	169

SPY303R DC149

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 95.00
22.19	5.00	Ps. 95.00
44.38	10.00	Ps. 95.00
66.57	15.00	Ps. 95.00
88.76	20.00	Ps. 95.00
110.95	25.00	Ps. 95.00
133.14	30.00	Ps. 95.00
155.33	35.00	Ps. 95.00
177.52	40.00	Ps. 95.00
199.71	45.00	Ps. 95.00
221.90	50.00	Ps. 95.00
244.09	55.00	Ps. 95.00
266.28	60.00	Ps. 95.00
288.47	65.00	Ps. 95.00
310.66	70.00	Ps. 95.00
332.85	75.00	Ps. 95.00
355.04	80.00	Ps. 95.00
377.23	85.00	Ps. 95.00
399.42	90.00	Ps. 100.00
421.61	95.00	Ps. 100.00
443.80	100.00	Ps. 100.00
465.99	105.00	Ps. 105.00
488.18	110.00	Ps. 110.00
510.37	115.00	Ps. 115.00
532.56	120.00	Ps. 120.00
554.75	125.00	Ps. 125.00
576.94	130.00	Ps. 108.00
599.13	135.00	Ps. 108.00
621.32	140.00	Ps. 108.00
643.51	145.00	Ps. 108.00
665.70	150.00	Ps. 108.00
687.89	155.00	Ps. 108.00
710.08	160.00	Ps. 108.00
732.27	165.00	Ps. 108.00
754.46	170.00	Ps. 108.00

SPY304R DC152

Payment rights
under different scenarios of observed price
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)

Earnings Release | 4Q.2022
Banco Santander México	170

0.00	0.00	Ps.100.00
22.17	5.00	Ps.100.00
44.33	10.00	Ps.100.00
66.50	15.00	Ps.100.00
88.66	20.00	Ps.100.00
110.83	25.00	Ps.100.00
132.99	30.00	Ps.100.00
155.16	35.00	Ps.100.00
177.32	40.00	Ps.100.00
199.49	45.00	Ps.100.00
221.66	50.00	Ps.100.00
243.82	55.00	Ps.100.00
265.99	60.00	Ps.100.00
288.15	65.00	Ps.100.00
310.32	70.00	Ps.100.00
332.48	75.00	Ps.100.00
354.65	80.00	Ps.100.00
376.81	85.00	Ps.100.00
398.98	90.00	Ps.100.00
421.14	95.00	Ps.100.00
443.31	100.00	Ps.100.00
465.48	105.00	Ps.105.00
487.64	110.00	Ps.110.00
509.81	115.00	Ps.115.00
531.97	120.00	Ps.120.00
554.14	125.00	Ps.108.00
576.30	130.00	Ps.108.00
598.47	135.00	Ps.108.00
620.63	140.00	Ps.108.00
642.80	145.00	Ps.108.00
664.97	150.00	Ps.108.00
687.13	155.00	Ps.108.00
709.30	160.00	Ps.108.00
731.46	170.00	Ps.108.00

SPY305R DC155

Earnings Release | 4Q.2022
Banco Santander México	171

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
21.39	5.00	Ps. 100.00
42.78	10.00	Ps. 100.00
64.17	15.00	Ps. 100.00
85.56	20.00	Ps. 100.00
106.95	25.00	Ps. 100.00
128.34	30.00	Ps. 100.00
149.73	35.00	Ps. 100.00
171.12	40.00	Ps. 100.00
192.51	45.00	Ps. 100.00
213.91	50.00	Ps. 100.00
235.30	55.00	Ps. 100.00
256.69	60.00	Ps. 100.00
278.08	65.00	Ps. 100.00
299.47	70.00	Ps. 100.00
320.86	75.00	Ps. 100.00
342.25	80.00	Ps. 100.00
363.64	85.00	Ps. 100.00
385.03	90.00	Ps. 100.00
406.42	95.00	Ps. 100.00
427.81	100.00	Ps. 100.00
449.20	105.00	Ps. 105.00
470.59	110.00	Ps. 110.00
491.98	115.00	Ps. 115.00
513.37	120.00	Ps. 120.00
534.76	125.00	Ps. 108.00
556.15	130.00	Ps. 108.00
577.54	135.00	Ps. 108.00
598.93	140.00	Ps. 108.00
620.32	145.00	Ps. 108.00
641.72	150.00	Ps. 108.00
663.11	155.00	Ps. 108.00
684.50	160.00	Ps. 108.00
705.89	165.00	Ps. 108.00
727.28	170.00	Ps. 108.00

SPY306R DC163

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
18.90	5.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	172

37.81	10.00	Ps. 100.00
56.71	15.00	Ps. 100.00
75.61	20.00	Ps. 100.00
94.52	25.00	Ps. 100.00
113.42	30.00	Ps. 100.00
132.32	35.00	Ps. 100.00
151.22	40.00	Ps. 100.00
170.13	45.00	Ps. 100.00
189.03	50.00	Ps. 100.00
207.93	55.00	Ps. 100.00
226.84	60.00	Ps. 100.00
245.74	65.00	Ps. 100.00
264.64	70.00	Ps. 100.00
283.55	75.00	Ps. 100.00
302.45	80.00	Ps. 100.00
321.35	85.00	Ps. 100.00
340.25	90.00	Ps. 100.00
359.16	95.00	Ps. 100.00
378.06	100.00	Ps. 100.00
396.96	105.00	Ps. 105.00
415.87	110.00	Ps. 110.00
434.77	115.00	Ps. 115.00
453.67	120.00	Ps. 120.00
472.58	125.00	Ps. 110.00
491.48	130.00	Ps. 110.00
510.38	135.00	Ps. 110.00
529.28	140.00	Ps. 110.00
548.19	145.00	Ps. 110.00
567.09	150.00	Ps. 110.00
585.99	155.00	Ps. 110.00
604.90	160.00	Ps. 110.00
623.80	165.00	Ps. 110.00
642.70	170.00	Ps. 110.00

SPY307R DC171

Market Price	Observed Price	Payment rights
0.00	0.00	Ps. 100.00
18.90	5.00	Ps. 100.00
37.81	10.00	Ps. 100.00
56.71	15.00	Ps. 100.00
75.61	20.00	Ps. 100.00
94.52	25.00	Ps. 100.00
113.42	30.00	Ps. 100.00
132.32	35.00	Ps. 100.00
151.22	40.00	Ps. 100.00
170.13	45.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	173

189.03	50.00	Ps. 100.00
207.93	55.00	Ps. 100.00
226.84	60.00	Ps. 100.00
245.74	65.00	Ps. 100.00
264.64	70.00	Ps. 100.00
283.55	75.00	Ps. 100.00
302.45	80.00	Ps. 100.00
321.35	85.00	Ps. 100.00
340.25	90.00	Ps. 100.00
359.16	95.00	Ps. 100.00
378.06	100.00	Ps. 100.00
396.96	105.00	Ps. 105.00
415.87	110.00	Ps. 110.00
434.77	115.00	Ps. 115.00
453.67	120.00	Ps. 120.00
472.58	125.00	Ps. 110.00
491.48	130.00	Ps. 110.00
510.38	135.00	Ps. 110.00
529.28	140.00	Ps. 110.00
548.19	145.00	Ps. 110.00
567.09	150.00	Ps. 110.00
585.99	155.00	Ps. 110.00
604.90	160.00	Ps. 110.00
623.80	165.00	Ps. 110.00
642.70	170.00	Ps. 110.00

SPY307R DC175

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
19.94	5.00	Ps. 100.00
39.88	10.00	Ps. 100.00
59.82	15.00	Ps. 100.00
79.76	20.00	Ps. 100.00
99.70	25.00	Ps. 100.00
119.64	30.00	Ps. 100.00
139.58	35.00	Ps. 100.00
159.52	40.00	Ps. 100.00
179.46	45.00	Ps. 100.00
199.40	50.00	Ps. 100.00
219.33	55.00	Ps. 100.00
239.27	60.00	Ps. 100.00
259.21	65.00	Ps. 100.00
279.15	70.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	174

299.09	75.00	Ps. 100.00
319.03	80.00	Ps. 100.00
338.97	85.00	Ps. 100.00
358.91	90.00	Ps. 100.00
378.85	95.00	Ps. 100.00
398.79	100.00	Ps. 100.00
418.73	105.00	Ps. 105.00
438.67	110.00	Ps. 110.00
458.61	115.00	Ps. 115.00
478.55	120.00	Ps. 120.00
498.49	125.00	Ps. 111.00
518.43	130.00	Ps. 111.00
538.37	135.00	Ps. 111.00
558.31	140.00	Ps. 111.00
578.25	145.00	Ps. 111.00
598.19	150.00	Ps. 111.00
618.12	155.00	Ps. 111.00
638.06	160.00	Ps. 111.00
658.00	165.00	Ps. 111.00
677.94	170.00	Ps. 111.00

SPY308R DC184

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
20.62	5.00	Ps. 100.00
41.24	10.00	Ps. 100.00
61.85	15.00	Ps. 100.00
82.47	20.00	Ps. 100.00
103.09	25.00	Ps. 100.00
123.71	30.00	Ps. 100.00
144.32	35.00	Ps. 100.00
164.94	40.00	Ps. 100.00
185.56	45.00	Ps. 100.00
206.18	50.00	Ps. 100.00
226.79	55.00	Ps. 100.00
247.41	60.00	Ps. 100.00
268.03	65.00	Ps. 100.00
288.65	70.00	Ps. 100.00
309.26	75.00	Ps. 100.00
329.88	80.00	Ps. 100.00
350.50	85.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	175

371.12	90.00	Ps. 100.00
391.73	95.00	Ps. 100.00
412.35	100.00	Ps. 100.00
432.97	105.00	Ps. 105.00
453.59	110.00	Ps. 110.00
474.20	115.00	Ps. 115.00
494.82	120.00	Ps. 120.00
515.44	125.00	Ps. 112.00
536.06	130.00	Ps. 112.00
556.67	135.00	Ps. 112.00
577.29	140.00	Ps. 112.00
597.91	145.00	Ps. 112.00
618.53	150.00	Ps. 112.00
639.14	155.00	Ps. 112.00
659.76	160.00	Ps. 112.00
680.38	165.00	Ps. 112.00
701.00	170.00	Ps. 112.00

SPY308R DC187

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market Price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
20.98	5.00	Ps. 100.00
41.95	10.00	Ps. 100.00
62.93	15.00	Ps. 100.00
83.90	20.00	Ps. 100.00
104.88	25.00	Ps. 100.00
125.85	30.00	Ps. 100.00
146.83	35.00	Ps. 100.00
167.80	40.00	Ps. 100.00
188.78	45.00	Ps. 100.00
209.76	50.00	Ps. 100.00
230.73	55.00	Ps. 100.00
251.71	60.00	Ps. 100.00
272.68	65.00	Ps. 100.00
293.66	70.00	Ps. 100.00
314.63	75.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	176

335.61	80.00	Ps. 100.00
356.58	85.00	Ps. 100.00
377.56	90.00	Ps. 100.00
398.53	95.00	Ps. 100.00
419.51	100.00	Ps. 100.00
440.49	105.00	Ps. 105.00
461.46	110.00	Ps. 110.00
482.44	115.00	Ps. 115.00
503.41	120.00	Ps. 120.00
524.39	125.00	Ps. 113.50
545.36	130.00	Ps. 113.50
566.34	135.00	Ps. 113.50
587.31	140.00	Ps. 113.50
608.29	145.00	Ps. 113.50
629.27	150.00	Ps. 113.50
650.24	155.00	Ps. 113.50
671.22	160.00	Ps. 113.50
692.19	165.00	Ps. 113.50
713.17	170.00	Ps. 113.50

SPY309R DC190

Market Price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
19.76	5.00	Ps. 100.00
39.52	10.00	Ps. 100.00
59.28	15.00	Ps. 100.00
79.04	20.00	Ps. 100.00
98.80	25.00	Ps. 100.00
118.55	30.00	Ps. 100.00
138.31	35.00	Ps. 100.00
158.07	40.00	Ps. 100.00
177.83	45.00	Ps. 100.00
197.59	50.00	Ps. 100.00
217.35	55.00	Ps. 100.00
237.11	60.00	Ps. 100.00
256.87	65.00	Ps. 100.00
276.63	70.00	Ps. 100.00
296.39	75.00	Ps. 100.00
316.14	80.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	177

335.90	85.00	Ps. 100.00
355.66	90.00	Ps. 100.00
375.42	95.00	Ps. 100.00
395.18	100.00	Ps. 100.00
414.94	105.00	Ps. 105.00
434.70	110.00	Ps. 110.00
454.46	115.00	Ps. 115.00
474.22	120.00	Ps. 120.00
493.98	125.00	Ps. 113.50
513.73	130.00	Ps. 113.50
533.49	135.00	Ps. 113.50
553.25	140.00	Ps. 113.50
573.01	145.00	Ps. 113.50
592.77	150.00	Ps. 113.50
612.53	155.00	Ps. 113.50
632.29	160.00	Ps. 113.50
652.05	165.00	Ps. 113.50
671.81	170.00	Ps. 113.50

SPY309R DC195

Payment rights
under different scenarios of observed price
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
18.71	5.00	Ps. 100.00
37.42	10.00	Ps. 100.00
56.13	15.00	Ps. 100.00
74.84	20.00	Ps. 100.00
93.56	25.00	Ps. 100.00
112.27	30.00	Ps. 100.00
130.98	35.00	Ps. 100.00
149.69	40.00	Ps. 100.00
168.40	45.00	Ps. 100.00
187.11	50.00	Ps. 100.00
205.82	55.00	Ps. 100.00
224.53	60.00	Ps. 100.00
243.24	65.00	Ps. 100.00
261.95	70.00	Ps. 100.00
280.67	75.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	178

299.38	80.00	Ps. 100.00
318.09	85.00	Ps. 100.00
336.80	90.00	Ps. 100.00
355.51	95.00	Ps. 100.00
374.22	100.00	Ps. 100.00
392.93	105.00	Ps. 105.00
411.64	110.00	Ps. 110.00
430.35	115.00	Ps. 115.00
449.06	120.00	Ps. 120.00
467.78	125.00	Ps. 114.50
486.49	130.00	Ps. 114.50
505.20	135.00	Ps. 114.50
523.91	140.00	Ps. 114.50
542.62	145.00	Ps. 114.50
561.33	150.00	Ps. 114.50
580.04	155.00	Ps. 114.50
598.75	160.00	Ps. 114.50
617.46	165.00	Ps. 114.50
636.17	170.00	Ps. 114.50

SPY310R DC200

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
18.14	5.00	Ps. 100.00
36.28	10.00	Ps. 100.00
54.42	15.00	Ps. 100.00
72.56	20.00	Ps. 100.00
90.70	25.00	Ps. 100.00
108.84	30.00	Ps. 100.00
126.98	35.00	Ps. 100.00
145.12	40.00	Ps. 100.00
163.26	45.00	Ps. 100.00
181.40	50.00	Ps. 100.00
199.53	55.00	Ps. 100.00
217.67	60.00	Ps. 100.00
235.81	65.00	Ps. 100.00
253.95	70.00	Ps. 100.00
272.09	75.00	Ps. 100.00
290.23	80.00	Ps. 100.00
308.37	85.00	Ps. 100.00
326.51	90.00	Ps. 100.00

Earnings Release | 4Q.2022
Banco Santander México	179

344.65	95.00	Ps. 100.00
362.79	100.00	Ps. 100.00
380.93	105.00	Ps. 105.00
399.07	110.00	Ps. 110.00
417.21	115.00	Ps. 115.00
435.35	120.00	Ps. 120.00
453.49	125.00	Ps. 115.50
471.63	130.00	Ps. 115.50
489.77	135.00	Ps. 115.50
507.91	140.00	Ps. 115.50
526.05	145.00	Ps. 115.50
544.19	150.00	Ps. 115.50
562.32	155.00	Ps. 115.50
580.46	160.00	Ps. 115.50
598.60	165.00	Ps. 115.50
616.74	170.00	Ps. 115.50

SPY311R DC205

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
19.00	5.00	Ps. 100.00
38.00	10.00	Ps. 100.00
57.00	15.00	Ps. 100.00
76.00	20.00	Ps. 100.00
95.00	25.00	Ps. 100.00
113.99	30.00	Ps. 100.00
132.99	35.00	Ps. 100.00
151.99	40.00	Ps. 100.00
170.99	45.00	Ps. 100.00
189.99	50.00	Ps. 100.00
208.99	55.00	Ps. 100.00
227.99	60.00	Ps. 100.00
246.99	65.00	Ps. 100.00
265.99	70.00	Ps. 100.00
284.99	75.00	Ps. 100.00
303.98	80.00	Ps. 100.00
322.98	85.00	Ps. 100.00
341.98	90.00	Ps. 100.00
360.98	95.00	Ps. 100.00
379.98	100.00	Ps. 100.00
398.98	105.00	Ps. 105.00

Earnings Release | 4Q.2022
Banco Santander México	180

417.98	110.00	Ps. 110.00
436.98	115.00	Ps. 115.00
455.98	120.00	Ps. 120.00
474.98	125.00	Ps. 117.50
493.97	130.00	Ps. 117.50
512.97	135.00	Ps. 117.50
531.97	140.00	Ps. 117.50
550.97	145.00	Ps. 117.50
569.97	150.00	Ps. 117.50
588.97	155.00	Ps. 117.50
607.97	160.00	Ps. 117.50
626.97	165.00	Ps. 117.50
645.97	170.00	Ps. 117.50

SPY405R DC210

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 95.00
4.73	5.00	Ps. 95.00
9.45	10.00	Ps. 95.00
14.18	15.00	Ps. 95.00
18.90	20.00	Ps. 95.00
23.63	25.00	Ps. 95.00
28.35	30.00	Ps. 95.00
33.08	35.00	Ps. 95.00
37.80	40.00	Ps. 95.00
42.53	45.00	Ps. 95.00
47.26	50.00	Ps. 95.00
51.98	55.00	Ps. 95.00
56.71	60.00	Ps. 95.00
61.43	65.00	Ps. 95.00
66.16	70.00	Ps. 95.00
70.88	75.00	Ps. 95.00
75.61	80.00	Ps. 95.00
80.33	85.00	Ps. 95.00
85.06	90.00	Ps. 95.00
89.78	95.00	Ps. 95.00
92.15	97.50	Ps. 97.50
92.62	98.00	Ps. 98.00

Earnings Release | 4Q.2022
Banco Santander México	181

93.56	99.00	Ps. 99.00
94.51	100.00	Ps. 100.00
99.24	105.00	Ps. 105.00
103.96	110.00	Ps. 110.00
108.69	115.00	Ps. 115.00
113.41	120.00	Ps. 120.00
118.14	125.00	Ps. 125.00
122.86	130.00	Ps. 130.00
127.59	135.00	Ps. 135.00
130.42	138.00	Ps. 138.00
135.15	143.00	Ps. 121.00
139.87	148.00	Ps. 121.00
144.60	153.00	Ps. 121.00
149.33	158.00	Ps. 121.00
154.05	163.00	Ps. 121.00
158.78	168.00	Ps. 121.00
163.50	173.00	Ps. 121.00
168.23	178.00	Ps. 121.00

SPY406R DC215

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 95.00
4.73	5.00	Ps. 95.00
9.45	10.00	Ps. 95.00
14.18	15.00	Ps. 95.00
18.90	20.00	Ps. 95.00
23.63	25.00	Ps. 95.00
28.35	30.00	Ps. 95.00
33.08	35.00	Ps. 95.00
37.80	40.00	Ps. 95.00
42.53	45.00	Ps. 95.00
47.26	50.00	Ps. 95.00
51.98	55.00	Ps. 95.00
56.71	60.00	Ps. 95.00
61.43	65.00	Ps. 95.00
66.16	70.00	Ps. 95.00
70.88	75.00	Ps. 95.00
75.61	80.00	Ps. 95.00
80.33	85.00	Ps. 95.00
85.06	90.00	Ps. 95.00
89.78	95.00	Ps. 95.00
92.15	97.50	Ps. 97.50
92.62	98.00	Ps. 98.00
93.56	99.00	Ps. 99.00
94.51	100.00	Ps. 100.00
99.24	105.00	Ps. 105.00
103.96	110.00	Ps. 110.00

Earnings Release | 4Q.2022
Banco Santander México	182

108.69	115.00	Ps. 115.00
113.41	120.00	Ps. 120.00
118.14	125.00	Ps. 125.00
122.86	130.00	Ps. 130.00
127.59	135.00	Ps. 135.00
130.42	138.00	Ps. 138.00
135.15	143.00	Ps. 121.00
139.87	148.00	Ps. 121.00
144.60	153.00	Ps. 121.00
149.33	158.00	Ps. 121.00
154.05	163.00	Ps. 121.00
158.78	168.00	Ps. 121.00
163.50	173.00	Ps. 121.00
168.23	178.00	Ps. 121.00

(xvii)	Tesla, Inc. (TSLA*)

Stock Market where it is quoted

NASDAQ

Description:

Tesla, Inc. designs, manufactures and markets high-performance electric vehicles and electric vehicle power train components. It has its own sales and service network and sells electric motor train components to other car manufacturers. Serves clients all over the world.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	20.76	20.76	56,657,325.00
2018	16.70	25.31	129,207,684.49
2019	11.93	28.73	140,793,341.47
2020	24.08	235.22	222,381,219.46
2021	187.67	409.97	82,369,507.54
1st Sem. 2020	24.08	71.99	255,164,554.12
2nd Sem. 2020	74.64	235.22	189,954,225.39
1st Sem. 2021	187.67	294.36	98,129,023.03
2nd Sem. 2021	214.46	409.97	66,866,940.67
1st Sem. 2022	209.39	399.93	84,038,156.40
July 2022	227.26	297.15	87,399,255.97
August 2022	275.61	309.32	74,787,553.45
September 2022	265.25	309.07	62,089,598.93
October 2022	204.99	265.25	81,188,575.26
November 2022	167.87	227.82	89,148,030.30
December 2022	109.10	194.86	136,010,590.50

Earnings Release | 4Q.2022
Banco Santander México	183

Historical volatility:

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

TSL304L DC082

Payment rights
under different scenarios of observed price
$120
$100
$80
$60
$40
$20
$-
0
20
40
60
80
100
120
140
160
180
Observed Price

Market price	Observed price	Observation dates 1 to 5	Exercise dates 1 to 5	Exercise date 6
0.00	0.00	Ps. 0.00	Ps. 0.00	Ps. 0.00
10.83	5.00	Ps. 0.00	Ps. 0.00	Ps. 5.00
21.65	10.00	Ps. 0.00	Ps. 0.00	Ps. 10.00
32.48	15.00	Ps. 0.00	Ps. 0.00	Ps. 15.00
43.30	20.00	Ps. 0.00	Ps. 0.00	Ps. 20.00
54.13	25.00	Ps. 0.00	Ps. 0.00	Ps. 25.00
64.95	30.00	Ps. 0.00	Ps. 0.00	Ps. 30.00
75.78	35.00	Ps. 0.00	Ps. 0.00	Ps. 35.00
86.60	40.00	Ps. 0.00	Ps. 0.00	Ps. 40.00
97.43	45.00	Ps. 0.00	Ps. 0.00	Ps. 45.00
108.25	50.00	Ps. 0.00	Ps. 0.00	Ps. 50.00
119.08	55.00	Ps. 0.00	Ps. 0.00	Ps. 55.00
129.90	60.00	Ps. 0.00	Ps. 0.00	Ps. 60.00
140.73	65.00	Ps. 0.00	Ps. 0.00	Ps. 65.00
151.55	70.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
162.38	75.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
173.20	80.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
184.03	85.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
194.85	90.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
205.68	95.00	Ps. 3.50	Ps. 0.00	Ps. 103.50
216.50	100.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
227.33	105.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
238.15	110.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
248.98	115.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
259.80	120.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
270.63	125.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
281.45	130.00	Ps. 0.00	Ps. 103.50	Ps. 103.50

Earnings Release | 4Q.2022
Banco Santander México	184

292.28	135.00	Ps. 0.00	Ps. 103.50	Ps. 103.50
303.10	140.00	Ps. 0.00	Ps. 103.50	Ps. 103.50

(xviii)  Energy Select Sector SPDR (XLE *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Energy Select Sector SPDR Fund is an Exchange Traded Fund incorporated in the US Follow the performance of The Energy Select Sector Index. Holds large cap energy stocks in the US Invests in companies that develop and produce crude oil and natural gas, offer drilling and other related services. Positions are weighted by market cap.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	72.26	72.26	7,356,372.00
2018	53.84	78.91	16,220,791.77
2019	55.85	68.61	14,052,817.93
2020	23.57	60.87	30,330,118.95
2021	37.90	59.14	29,938,403.21
1st Sem. 2020	23.57	60.87	32,986,907.84
2nd Sem. 2020	27.71	41.60	27,702,208.20
1st Sem. 2021	37.90	56.19	31,563,188.91
2nd Sem. 2021	45.79	59.14	28,340,108.58
1st Sem. 2022	55.50	92.28	38,560,853.67
July 2022	67.49	78.42	27,665,944.77
August 2022	71.66	84.09	22,383,327.52
September 2022	68.75	82.27	30,054,345.77
October 2022	72.02	90.00	26,095,617.26
November 2022	88.53	94.08	23,828,782.57
December 2022	82.68	90.85	20,783,869.07

Historical volatility:

Earnings Release | 4Q.2022
Banco Santander México	185

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLE304R DC019

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 85.00
3.82	5.00	Ps. 85.00
7.64	10.00	Ps. 85.00
11.47	15.00	Ps. 85.00
15.29	20.00	Ps. 85.00
19.11	25.00	Ps. 85.00
22.93	30.00	Ps. 85.00
26.75	35.00	Ps. 85.00
30.58	40.00	Ps. 85.00
34.40	45.00	Ps. 85.00
38.22	50.00	Ps. 85.00
42.04	55.00	Ps. 85.00
45.86	60.00	Ps. 85.00
49.69	65.00	Ps. 85.00
53.51	70.00	Ps. 85.00
57.33	75.00	Ps. 85.00
61.15	80.00	Ps. 85.00
64.97	85.00	Ps. 85.00
68.80	90.00	Ps. 90.00
72.62	95.00	Ps. 95.00
76.44	100.00	Ps. 100.00
77.97	102.00	Ps. 103.24
77.20	101.00	Ps. 101.62
78.73	103.00	Ps. 104.86
82.56	108.00	Ps. 112.96
84.08	110.00	Ps. 116.20
87.91	115.00	Ps. 124.30
91.73	120.00	Ps. 132.40
95.55	125.00	Ps. 132.40
99.37	130.00	Ps. 132.40
103.19	135.00	Ps. 132.40

Earnings Release | 4Q.2022
Banco Santander México	186

107.02	140.00	Ps. 132.40
110.84	145.00	Ps. 132.40
114.66	150.00	Ps. 132.40
122.30	160.00	Ps. 132.40

XLE310R DC020

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
3.60	5.00	Ps. 100.00
7.20	10.00	Ps. 100.00
10.80	15.00	Ps. 100.00
14.40	20.00	Ps. 100.00
18.01	25.00	Ps. 100.00
21.61	30.00	Ps. 100.00
25.21	35.00	Ps. 100.00
28.81	40.00	Ps. 100.00
32.41	45.00	Ps. 100.00
36.01	50.00	Ps. 100.00
39.61	55.00	Ps. 100.00
43.21	60.00	Ps. 100.00
46.81	65.00	Ps. 100.00
50.41	70.00	Ps. 100.00
54.02	75.00	Ps. 100.00
57.62	80.00	Ps. 100.00
61.22	85.00	Ps. 100.00
64.82	90.00	Ps. 100.00
68.42	95.00	Ps. 100.00
72.02	100.00	Ps. 100.00
75.62	105.00	Ps. 105.00
79.22	110.00	Ps. 110.00
82.82	115.00	Ps. 115.00
86.42	120.00	Ps. 120.00
90.03	125.00	Ps. 125.00
93.63	130.00	Ps. 130.00
97.23	135.00	Ps. 115.50
100.83	140.00	Ps. 115.50
104.43	145.00	Ps. 115.50
108.03	150.00	Ps. 115.50
111.63	155.00	Ps. 115.50
115.23	160.00	Ps. 115.50
118.83	165.00	Ps. 115.50
122.43	170.00	Ps. 115.50

Earnings Release | 4Q.2022
Banco Santander México	187

XLE310R DC021

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
4.22	5.00	Ps. 100.00
8.45	10.00	Ps. 100.00
12.67	15.00	Ps. 100.00
16.90	20.00	Ps. 100.00
21.12	25.00	Ps. 100.00
25.35	30.00	Ps. 100.00
29.57	35.00	Ps. 100.00
33.80	40.00	Ps. 100.00
38.02	45.00	Ps. 100.00
42.25	50.00	Ps. 100.00
46.47	55.00	Ps. 100.00
50.69	60.00	Ps. 100.00
54.92	65.00	Ps. 100.00
59.14	70.00	Ps. 100.00
63.37	75.00	Ps. 100.00
67.59	80.00	Ps. 100.00
71.82	85.00	Ps. 100.00
76.04	90.00	Ps. 100.00
80.27	95.00	Ps. 100.00
84.49	100.00	Ps. 100.00
88.71	105.00	Ps. 105.00
92.94	110.00	Ps. 110.00
97.16	115.00	Ps. 115.00
101.39	120.00	Ps. 120.00
105.61	125.00	Ps. 125.00
109.84	130.00	Ps. 130.00
113.22	134.00	Ps. 134.00
117.44	139.00	Ps. 117.00
121.67	144.00	Ps. 117.00
125.89	149.00	Ps. 117.00
130.11	154.00	Ps. 117.00
134.34	159.00	Ps. 117.00
138.56	164.00	Ps. 117.00
142.79	169.00	Ps. 117.00

(xix)	Financial Select Sector SPDR (XLF*)

Stock Market where it is quoted:

Earnings Release | 4Q.2022
Banco Santander México	188

New York Stock Exchange

Description:

Financial Select Sector SPDR Fund is an exchange-traded fund incorporated in the USA. The Fund's objective is to provide investment results that, before expenses, correspond to the performance of The Financial Select Sector. The Index includes financial services firms whose business' range from investment management to commercial & business banking.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	27.91	27.91	55,169,774.00
2018	22.31	30.17	61,707,717.64
2019	23.48	30.94	49,572,724.63
2020	17.66	31.17	67,562,556.95
2021	28.95	40.62	55,157,648.64
1st Sem. 2020	17.66	31.17	80,700,158.41
2nd Sem. 2020	22.68	29.48	54,567,755.49
1st Sem. 2021	28.95	38.47	58,163,835.48
2nd Sem. 2021	35.11	40.62	52,200,475.72
1st Sem. 2022	30.84	41.42	72,143,869.63
July 2022	30.74	33.71	44,342,423.77
August 2022	33.05	35.81	33,355,553.26
September 2022	30.36	34.64	46,932,492.97
October 2022	30.29	34.19	45,077,538.06
November 2022	33.30	36.31	37,570,094.10
December 2022	33.40	36.10	40,896,787.33

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLF302R DC023

Earnings Release | 4Q.2022
Banco Santander México	189

Market price	Observed Price	Payment rights
0.00	0.00	Ps. 90.00
1.95	5.00	Ps. 90.00
3.91	10.00	Ps. 90.00
5.86	15.00	Ps. 90.00
7.81	20.00	Ps. 90.00
9.77	25.00	Ps. 90.00
11.72	30.00	Ps. 90.00
13.67	35.00	Ps. 90.00
15.62	40.00	Ps. 90.00
17.58	45.00	Ps. 90.00
19.53	50.00	Ps. 90.00
21.48	55.00	Ps. 90.00
23.44	60.00	Ps. 90.00
25.39	65.00	Ps. 90.00
27.34	70.00	Ps. 90.00
29.30	75.00	Ps. 90.00
31.25	80.00	Ps. 90.00
33.20	85.00	Ps. 90.00
35.15	90.00	Ps. 90.00
37.11	95.00	Ps. 95.00
39.06	100.00	Ps. 100.00
39.84	102.00	Ps. 100.00
39.45	101.00	Ps. 100.00
40.23	103.00	Ps. 100.00
42.18	108.00	Ps. 106.90
44.14	113.01	Ps. 113.81
45.70	117.01	Ps. 119.33
46.09	118.01	Ps. 120.71
46.09	118.01	Ps. 120.71
50.39	129.00	Ps. 135.88
52.34	134.00	Ps. 108.00
54.29	139.00	Ps. 108.00
56.25	144.00	Ps. 108.00
58.20	149.00	Ps. 108.00
60.15	154.00	Ps. 108.00

XLF311R DC024

Earnings Release | 4Q.2022
Banco Santander México	190

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 100.00
1.70	5.00	Ps. 100.00
3.40	10.00	Ps. 100.00
5.10	15.00	Ps. 100.00
6.80	20.00	Ps. 100.00
8.50	25.00	Ps. 100.00
10.19	30.00	Ps. 100.00
11.89	35.00	Ps. 100.00
13.59	40.00	Ps. 100.00
15.29	45.00	Ps. 100.00
16.99	50.00	Ps. 100.00
18.69	55.00	Ps. 100.00
20.39	60.00	Ps. 100.00
22.09	65.00	Ps. 100.00
23.79	70.00	Ps. 100.00
25.49	75.00	Ps. 100.00
27.18	80.00	Ps. 100.00
28.88	85.00	Ps. 100.00
30.58	90.00	Ps. 100.00
32.28	95.00	Ps. 100.00
33.98	100.00	Ps. 100.00
35.68	105.00	Ps. 105.00
37.38	110.00	Ps. 110.00
39.08	115.00	Ps. 115.00
40.78	120.00	Ps. 120.00
42.48	125.00	Ps. 125.00
44.17	130.00	Ps. 116.75
45.87	135.00	Ps. 116.75
47.57	140.00	Ps. 116.75
49.27	145.00	Ps. 116.75
50.97	150.00	Ps. 116.75
52.67	155.00	Ps. 116.75
54.37	160.00	Ps. 116.75
56.07	165.00	Ps. 116.75
57.77	170.00	Ps. 116.75

(xx)	TECHNOLOGY SELECT SECTOR SPDR (XLK *)

Stock Market where it is quoted

New York Stock Exchange

Description:

Earnings Release | 4Q.2022
Banco Santander México	191

Technology Select Sector SPDR Fund is an Exchange Traded Fund incorporated in the US The ETF tracks the performance of The Technology Select Sector Index. It has large and medium cap technology stocks. Its largest investment allocation is in the United States. The ETF weights stocks using a market capitalization methodology.

Historical Evolution:

Comparison base: December 30th, 2017

Period	Minimum price	Maximum price	Average (securities)
2017	63.95	63.95	6,693,188.00
2018	57.62	75.93	15,712,776.42
2019	58.89	91.92	11,893,282.03
2020	70.40	130.52	13,347,617.79
2021	125.83	176.65	8,572,452.23
1st Sem. 2020	70.40	104.63	17,049,376.79
2nd Sem. 2020	104.66	130.52	9,686,095.30
1st Sem. 2021	125.83	147.82	7,739,826.08
2nd Sem. 2021	147.91	176.65	9,391,502.96
1st Sem. 2022	123.49	175.52	12,591,871.76
July 2022	127.41	144.22	6,423,376.68
August 2022	135.26	151.56	5,626,528.03
September 2022	118.78	139.40	8,325,609.17
October 2022	116.56	129.58	8,383,304.68
November 2022	118.82	135.96	6,391,662.90
December 2022	121.43	136.15	6,493,935.07

Historical volatility

Source of Information on Historic Evolution and Historical Volatility: www.bloomberg.com.mx

Quantitative examples that illustrate possible gains or losses

XLK407R DC015

Earnings Release | 4Q.2022
Banco Santander México	192

Payment rights
under different scenarios of observed price
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
10.00
30.00
50.00
70.00
90.00
110.00
130.00
150.00
Observed Price

Market price	Observed price	Payment rights (MXN)
0.00	0.00	Ps. 90.00
6.46	5.00	Ps. 90.00
12.93	10.00	Ps. 90.00
19.39	15.00	Ps. 90.00
25.85	20.00	Ps. 90.00
32.31	25.00	Ps. 90.00
38.78	30.00	Ps. 90.00
45.24	35.00	Ps. 90.00
51.70	40.00	Ps. 90.00
58.16	45.00	Ps. 90.00
64.63	50.00	Ps. 90.00
71.09	55.00	Ps. 90.00
77.55	60.00	Ps. 90.00
84.01	65.00	Ps. 90.00
90.48	70.00	Ps. 90.00
96.94	75.00	Ps. 90.00
103.40	80.00	Ps. 90.00
109.86	85.00	Ps. 90.00
116.33	90.00	Ps. 90.00
122.79	95.00	Ps. 95.00
129.25	100.00	Ps. 100.00
131.84	102.00	Ps. 102.74
130.54	101.00	Ps. 101.37
133.13	103.00	Ps. 104.11
139.59	108.00	Ps. 110.96
142.18	110.00	Ps. 113.70
148.64	115.00	Ps. 120.55
155.10	120.00	Ps. 127.40
161.56	125.00	Ps. 134.25
168.03	130.00	Ps. 141.10
174.49	135.00	Ps. 147.95
180.95	140.00	Ps. 147.95
187.41	145.00	Ps. 147.95
193.88	150.00	Ps. 147.95
206.80	160.00	Ps. 147.95

Earnings Release | 4Q.2022
Banco Santander México	193

Hedged Position as of December 31st, 2022

Hedged Positions

ASSETS: BAB304R DC053, PYL306L DC043, NVD307L DC130, XLF302R DC023, CTI308L DC012, BAB302R DC063, SPY303R DC149, FBK309L DC115, ADB310L DC015, FBK304R DC116, XLE304R DC019, SPY304RDC152, SPY305R DC155, FXI305R DC037, QQQ306R DC033, QQQ306R DC034, IBB306R DC003, SXE406R DC069, SPY306R DC163, SPY307R DC171, QQQ307R DC035, SOX307R DC003, ADB401R DC016, QCM401R DC012,XLK407R DC015, MTP301L DC122, QQQ307R DC036, SPY307R DC175, SOX307R DC005, SPY308R DC184, QQQ308R DC039, SPY308R DC187, SOX309R DC006, SPY309R DC190,QQQ309R DC041,QQQ309R DC042,SPY309R DC195, SPY310R DC200, QQQ310R DC043, MLI310L DC021, AMZ404R DC259, XLE310R DC020, TSL304L DC082, XLE310R DC021, GOL404R DC077, SPY311R DC205, XLF311R DC024,GOL405R DC079,CTI311L DC013,SPY405R DC210, SPY406R DC215, QQQ406R DC052, CRM312L DC058, AMZ306L DC261.

Asset type	Issuer / Serie	Number of shares	Market price	Beta coef.	Period in months used for beta	Delta coefic. (for options and warrants)	Delta (shares)	Delta (securities)
HEDGE	BAB304R DC053	486,942	0	1	12	0.003250252	1,582.68	1,582.68
HEDGE	PYL306L DC043	358,060	0	1	12	0.007109741	2,545.71396	2,545.71396
HEDGE	NVD307L DC130	506,200	0	1	12	1.98E-02	10,018.13006	10,018.13006
HEDGE	XLF302R DC023	326,500	0	1	12	0.049872903	16,283.50	16,283.50
HEDGE	CTI308L DC012	365,000	0	1	12	0.077996469	28,468.71108	28,468.71108
HEDGE	BAB302R DC063	475,300	0	1	12	2.74E-02	13,034.24032	13,034.24032
HEDGE	SPY303R DC149	772,000	0	1	12	0.003082755	2,379.89	2,379.89
HEDGE	FBK309L DC115	133,200	0	1	12	0.024095517	3,209.52	3,209.52
HEDGE	ADB310L DC015	92,400	0	1	12	0.010396425	960.62965	960.62965
HEDGE	FBK304R DC116	869,300	0	1	12	0.0002839	246.79	246.79
HEDGE	XLE304R DC019	110,000	0	1	12	0.046948937	5,164.38	5,164.38
HEDGE	SPY304R DC152	121,000	0	1	12	0.001034749	125.20	125.20
HEDGE	SPY305R DC155	2,084,700	0	1	12	0.002259244	4,709.85	4,709.85
HEDGE	FXI305R DC037	276,000	0	1	12	0.073230524	20,211.62458	20,211.62458
HEDGE	QQQ306R DC033	1,886,200	0	1	12	0.003255231	6,140.02	6,140.02
HEDGE	QQQ306R DC034	318,000	0	1	12	0.007865395	2,501.20	2,501.20
HEDGE	IBB306R DC003	77,500	0	1	12	0.006744846	522.73	522.73
HEDGE	SXE406R DC069	550,000	0	1	12	0.000125191	68.86	68.86
HEDGE	SPY306R DC163	160,000	0	1	12	0.004056749	649.07984	649.07984
HEDGE	SPY307R DC171	217,000	0	1	12	0.003879133	841.77191	841.77191
HEDGE	QQQ307R DC035	566,500	0	1	12	0.005018322	2,842.88	2,842.88
HEDGE	SOX307R DC003	237,000	0	1	12	0.004380679	1,038.22086	1,038.22086
HEDGE	ADB401R DC016	120,000	0	1	12	0.004447629	533.72	533.72

Earnings Release | 4Q.2022
Banco Santander México	194

HEDGE	QCM401R DC012	120,000	0	1	12	0.013252499	1,590.30	1,590.30
HEDGE	XLK407R DC015	194,190	0	1	12	0.023367817	4,537.80	4,537.80
HEDGE	MTP301L DC122	100,000	0	1	12	0.061572823	6,157.28	6,157.28
HEDGE	QQQ307R DC036	267,000	0	1	12	0.003816735	1,019.06812	1,019.06812
HEDGE	SPY307R DC175	79,500	0	1	12	0.004236447	336.79757	336.79757
HEDGE	SOX307R DC005	169,750	0	1	12	0.004085785	693.56202	693.56202
HEDGE	SPY308R DC184	100,000	0	1	12	0.004040589	404.05889	404.05889
HEDGE	QQQ308R DC039	142,500	0	1	12	0.003050517	434.70	434.70
HEDGE	SPY308R DC187	88,500	0	1	12	0.003704219	327.82338	327.82338
HEDGE	SOX309R DC006	139,000	0	1	12	0.003888372	540.48364	540.48364
HEDGE	SPY309R DC190	175,000	0	1	12	0.004173778	730.41107	730.41107
HEDGE	QQQ309R DC041	445,000	0	1	12	0.004385718	1,951.64453	1,951.64453
HEDGE	QQQ309R DC042	154,500	0	1	12	0.004803592	742.15491	742.15491
HEDGE	SPY309R DC195	162,500	0	1	12	0.003841157	624.18796	624.18796
HEDGE	SPY310R DC200	110,000	0	1	12	0.003773704	415.10748	415.10748
HEDGE	QQQ310R DC043	120,000	0	1	12	0.004918066	590.16792	590.16792
HEDGE	MLI310L DC021	147,500	0	1	12	0.005538239	816.89023	816.89023
HEDGE	AMZ404R DC259	124,330	0	1	12	0.016751424	2,082.70457	2,082.70457
HEDGE	XLE310R DC020	370,500	0	1	12	0.009857998	3,652.38819	3,652.38819
HEDGE	TSL304L DC082	100,000	0	1	12	0.035097581	3,509.75806	3,509.75806
HEDGE	XLE310R DC021	100,000	0	1	12	0.013949487	1,394.94869	1,394.94869
HEDGE	GOL404R DC077	756,500	0	1	12	0.015603355	11,803.93776	11,803.93776
HEDGE	SPY311R DC205	192,000	0	1	12	0.00436396	837.88	837.88
HEDGE	XLF311R DC024	108,500	0	1	12	0.044966755	4,878.89288	4,878.89288
HEDGE	GOL405R DC079	197,500	0	1	12	0.015772069	3,114.98	3,114.98
HEDGE	CTI311L DC013	122,000	0	1	12	0.093936899	11,460.3017	11,460.3017
HEDGE	SPY405R DC210	237,000	0	1	12	0.002517503	596.64822	596.64822
HEDGE	SPY406R DC215	152,500	0	1	12	0.001940702	295.95705	295.95705
HEDGE	QQQ406R DC052	322,500	0	1	12	0.00218239	703.82	703.82
HEDGE	CRM312L DC058	101,500	0	1	12	2.83E-02	2,873.99593	2,873.99593
HEDGE	AMZ306L DC261	100,000	0	1	12	0.018103198	1,810.32	1,810.32
OBLIGATION	BAB304R DC053	486,942	0	1	12	(0.003250252)	(1,582.68)	(1,582.68)

Earnings Release | 4Q.2022
Banco Santander México	195

OBLIGATION	PYL306L DC043	358,060	0	1	12	(7.11E-03)	(2,545.71396)	(2,545.71396)
OBLIGATION	NVD307L DC130	506,200	0	1	12	(0.019790854)	(10,018.13)	(10,018.13)
OBLIGATION	XLF302R DC023	326,500	0	1	12	(0.049872903)	(16,283.50)	(16,283.50)
OBLIGATION	CTI308L DC012	365,000	0	1	12	(0.077996469)	(28,468.71108)	(28,468.71108)
OBLIGATION	BAB302R DC063	475,300	0	1	12	(0.027423186)	(13,034.24)	(13,034.24)
OBLIGATION	SPY303R DC149	772,000	0	1	12	(0.003082755)	(2,379.89)	(2,379.89)
OBLIGATION	FBK309L DC115	133,200	0	1	12	(0.024095517)	(3,209.52)	(3,209.52)
OBLIGATION	ADB310L DC015	92,400	0	1	12	(0.010396425)	(960.63)	(960.63)
OBLIGATION	FBK304R DC116	869,300	0	1	12	(0.0002839)	(246.79)	(246.79)
OBLIGATION	XLE304R DC019	110,000	0	1	12	(0.046948937)	(5,164.38)	(5,164.38)
OBLIGATION	SPY304R DC152	121,000	0	1	12	(0.001034749)	(125.20465)	(125.20465)
OBLIGATION	SPY305R DC155	2,084,700	0	1	12	(0.002259244)	(4,709.85)	(4,709.85)
OBLIGATION	FXI305R DC037	276,000	0	1	12	(0.073230524)	(20,211.62)	(20,211.62)
OBLIGATION	QQQ306R DC033	1,886,200	0	1	12	(0.003255231)	(6,140.01619)	(6,140.01619)
OBLIGATION	QQQ306R DC034	318,000	0	1	12	(0.007865395)	(2,501.19561)	(2,501.19561)
OBLIGATION	IBB306R DC003	77,500	0	1	12	(0.006744846)	(522.72554)	(522.72554)
OBLIGATION	SXE406R DC069	550,000	0	1	12	(0.000125191)	(68.85527)	(68.85527)
OBLIGATION	SPY306R DC163	160,000	0	1	12	(0.004056749)	(649.07984)	(649.07984)
OBLIGATION	SPY307R DC171	217,000	0	1	12	(0.003879133)	(841.77191)	(841.77191)
OBLIGATION	QQQ307R DC035	566,500	0	1	12	(0.005018322)	(2,842.8792)	(2,842.8792)
OBLIGATION	SOX307R DC003	237,000	0	1	12	(0.004380679)	(1,038.22086)	(1,038.22086)
OBLIGATION	ADB401R DC016	120,000	0	1	12	(0.004447629)	(533.71545)	(533.71545)
OBLIGATION	QCM401R DC012	120,000	0	1	12	(0.013252499)	(1,590.29986)	(1,590.29986)
OBLIGATION	XLK407R DC015	194,190	0	1	12	(0.023367817)	(4,537.7963)	(4,537.7963)
OBLIGATION	MTP301L DC122	100,000	0	1	12	(0.061572823)	(6,157.28233)	(6,157.28233)
OBLIGATION	QQQ307R DC036	267,000	0	1	12	(0.003816735)	(1,019.06812)	(1,019.06812)
OBLIGATION	SPY307R DC175	79,500	0	1	12	(0.004236447)	(336.79757)	(336.79757)
OBLIGATION	SOX307R DC005	169,750	0	1	12	(0.004085785)	(693.56202)	(693.56202)
OBLIGATION	SPY308R DC184	100,000	0	1	12	(0.004040589)	(404.05889)	(404.05889)
OBLIGATION	QQQ308R DC039	142,500	0	1	12	(0.003050517)	(434.69862)	(434.69862)
OBLIGATION	SPY308R DC187	88,500	0	1	12	(0.003704219)	(327.82338)	(327.82338)
OBLIGATION	SOX309R DC006	139,000	0	1	12	(0.003888372)	(540.48364)	(540.48364)

Earnings Release | 4Q.2022
Banco Santander México	196

OBLIGATION	SPY309R DC190	175,000	0	1	12	(0.004173778)	(730.41107)	(730.41107)
OBLIGATION	QQQ309R DC041	445,000	0	1	12	(0.004385718)	(1,951.64453)	(1,951.64453)
OBLIGATION	QQQ309R DC042	154,500	0	1	12	(0.004803592)	(742.15491)	(742.15491)
OBLIGATION	SPY309R DC195	162,500	0	1	12	(0.003841157)	(624.18796)	(624.18796)
OBLIGATION	SPY310R DC200	110,000	0	1	12	(0.003773704)	(415.10748)	(415.10748)
OBLIGATION	QQQ310R DC043	120,000	0	1	12	(0.004918066)	(590.16792)	(590.16792)
OBLIGATION	MLI310L DC021	147,500	0	1	12	(0.005538239)	(816.89023)	(816.89023)
OBLIGATION	AMZ404R DC259	124,330	0	1	12	(0.016751424)	(2,082.70457)	(2,082.70457)
OBLIGATION	XLE310R DC020	370,500	0	1	12	(0.009857998)	(3,652.38819)	(3,652.38819)
OBLIGATION	TSL304L DC082	100,000	0	1	12	(0.035097581)	(3,509.75806)	(3,509.75806)
OBLIGATION	XLE310R DC021	100,000	0	1	12	(0.013949487)	(1,394.94869)	(1,394.94869)
OBLIGATION	GOL404R DC077	756,500	0	1	12	(0.015603355)	(11,803.93776)	(11,803.93776)
OBLIGATION	SPY311R DC205	192,000	0	1	12	(0.00436396)	(837.8803)	(837.8803)
OBLIGATION	XLF311R DC024	108,500	0	1	12	(0.044966755)	(4,878.89288)	(4,878.89288)
OBLIGATION	GOL405R DC079	197,500	0	1	12	(0.015772069)	(3,114.98361)	(3,114.98361)
OBLIGATION	CTI311L DC013	122,000	0	1	12	(0.093936899)	(11,460.3017)	(11,460.3017)
OBLIGATION	SPY405R DC210	237,000	0	1	12	(0.002517503)	(596.64822)	(596.64822)
OBLIGATION	SPY406R DC215	152,500	0	1	12	(0.001940702)	(295.95705)	(295.95705)
OBLIGATION	QQQ406R DC052	322,500	0	1	12	(0.00218239)	(703.82069)	(703.82069)
OBLIGATION	CRM312L DC058	101,500	0	1	12	(0.028315231)	(2,873.99593)	(2,873.99593)
OBLIGATION	AMZ306L DC261	100,000	0	1	12	(0.018103198)	(1,810.31978)	(1,810.31978)
DELTA AS ISSUERS
Issuer / Serie	Asset type	Total
BAB304R DC053	HEDGE	1,582.68
	OBLIGATION	(1,582.68)

Earnings Release | 4Q.2022
Banco Santander México	197

PYL306L DC043	HEDGE	2,545.71
	OBLIGATION	(2,545.71)
NVD307L DC130	HEDGE	10,018.13
	OBLIGATION	(10,018.13)
XLF302R DC023	HEDGE	16,283.50
	OBLIGATION	(16,283.50)
CTI308L DC012	HEDGE	28,468.71
	OBLIGATION	(28,468.71)
BAB302R DC063	HEDGE	13,034.24
	OBLIGATION	(13,034.24)
SPY303R DC149	HEDGE	2,379.89
	OBLIGATION	(2,379.89)
FBK309L DC115	HEDGE	3,209.52
	OBLIGATION	(3,209.52)
ADB310L DC015	HEDGE	960.63
	OBLIGATION	(960.63)
FBK304R DC116	HEDGE	246.79
	OBLIGATION	(246.79)
XLE304R DC019	HEDGE	5,164.38
	OBLIGATION	(5,164.38)
SPY304R DC152	HEDGE	125.20
	OBLIGATION	(125.20)
SPY305R DC155	HEDGE	4,709.85
	OBLIGATION	(4,709.85)
FXI305R DC037	HEDGE	20,211.62
	OBLIGATION	(20,211.62)
QQQ306R DC033	HEDGE	6,140.02
	OBLIGATION	(6,140.02)
QQQ306R DC034	HEDGE	2,501.20
	OBLIGATION	(2,501.20)
IBB306R DC003	HEDGE	522.73
	OBLIGATION	(522.73)

Earnings Release | 4Q.2022
Banco Santander México	198

SXE406R DC069	HEDGE	68.86
	OBLIGATION	(68.86)
SPY306R DC163	HEDGE	649.08
	OBLIGATION	(649.08)
SPY307R DC171	HEDGE	841.77
	OBLIGATION	(841.77)
QQQ307R DC035	HEDGE	2,842.88
	OBLIGATION	(2,842.88)
SOX307R DC003	HEDGE	1,038.22
	OBLIGATION	(1,038.22)
ADB401R DC016	HEDGE	533.72
	OBLIGATION	(533.72)
QCM401R DC012	HEDGE	1,590.30
	OBLIGATION	(1,590.30)
XLK407R DC015	HEDGE	4,537.80
	OBLIGATION	(4,537.80)
MTP301L DC122	HEDGE	6,157.28
	OBLIGATION	(6,157.28)
QQQ307R DC036	HEDGE	1,019.07
	OBLIGATION	(1,019.07)
SPY307R DC175	HEDGE	336.80
	OBLIGATION	(336.80)
SOX307R DC005	HEDGE	693.56
	OBLIGATION	(693.56)
SPY308R DC184	HEDGE	404.06
	OBLIGATION	(404.06)
QQQ308R DC039	HEDGE	434.70
	OBLIGATION	(434.70)
SPY308R DC187	HEDGE	327.82
	OBLIGATION	(327.82)
SOX309R DC006	HEDGE	540.48
	OBLIGATION	(540.48)

Earnings Release | 4Q.2022
Banco Santander México	199

SPY309R DC190	HEDGE	730.41
	OBLIGATION	(730.41)
QQQ309R DC041	HEDGE	1,951.64
	OBLIGATION	(1,951.64)
QQQ309R DC042	HEDGE	742.15
	OBLIGATION	(742.15)
SPY309R DC195	HEDGE	624.19
	OBLIGATION	(624.19)
SPY310R DC200	HEDGE	415.11
	OBLIGATION	(415.11)
QQQ310R DC043	HEDGE	590.17
	OBLIGATION	(590.17)
MLI310L DC021	HEDGE	816.89
	OBLIGATION	(816.89)
AMZ404R DC259	HEDGE	2,082.70
	OBLIGATION	(2,082.70)
XLE310R DC020	HEDGE	3,652.39
	OBLIGATION	(3,652.39)
TSL304L DC082	HEDGE	3,509.76
	OBLIGATION	(3,509.76)
XLE310R DC021	HEDGE	1,394.95
	OBLIGATION	(1,394.95)
GOL404R DC077	HEDGE	11,803.94
	OBLIGATION	(11,803.94)
SPY311R DC205	HEDGE	837.88
	OBLIGATION	(837.88)
XLF311R DC024	HEDGE	4,878.89
	OBLIGATION	(4,878.89)
GOL405R DC079	HEDGE	3,114.98
	OBLIGATION	(3,114.98)
CTI311L DC013	HEDGE	11,460.30
	OBLIGATION	(11,460.30)

Earnings Release | 4Q.2022
Banco Santander México	200

SPY405R DC210	HEDGE	596.65
	OBLIGATION	(596.65)
SPY406R DC215	HEDGE	295.96
	OBLIGATION	(295.96)
QQQ406R DC052	HEDGE	703.82
	OBLIGATION	(703.82)
CRM312L DC058	HEDGE	2,874.00
	OBLIGATION	(2,874.00)
AMZ306L DC261	HEDGE	1,810.32
	OBLIGATION	(1,810.32)
Total		0.00
ISSUER	DELTA (SHARES)	ORIGINAL BETA	STANDARD ERROR	DELTA IN TERMS OF ASSETS	DELTA HEDGE IN SECURITIES	DELTA OBLIGATIONS IN SECURITIES
BAB304R DC053	0	1	0	0	1,582.68	(1,582.68)
PYL306L DC043	0	1	0	0	2,545.71396	(2,545.71396)
NVD307L DC130	0	1	0	0	10,018.13006	(10,018.13006)
XLF302R DC023	0	1	0	0	16,283.50	(16,283.50)
CTI308L DC012	0	1	0	0	28,468.71108	(28,468.71108)
BAB302R DC063	0	1	0	0	13,034.24032	(13,034.24032)

Earnings Release | 4Q.2022
Banco Santander México	201

SPY303R DC149	0	1	0	0	2,379.89	(2,379.89)
FBK309L DC115	0	1	0	0	3,209.52	(3,209.52)
ADB310L DC015	0	1	0	0	960.62965	(960.62965)
FBK304R DC116	0	1	0	0	246.79	(246.79)
XLE304R DC019	0	1	0	0	5,164.38	(5,164.38)
SPY304R DC152	0	1	0	0	125.20	(125.20)
SPY305R DC155	0	1	0	0	4,709.85	(4,709.85)
FXI305R DC037	0	1	0	0	20,211.62458	(20,211.62458)
QQQ306R DC033	0	1	0	0	6,140.02	(6,140.02)
QQQ306R DC034	0	1	0	0	2,501.20	(2,501.20)
IBB306R DC003	0	1	0	0	522.73	(522.73)
SXE406R DC069	0	1	0	0	68.86	(68.86)
SPY306R DC163	0	1	0	0	649.07984	(649.07984)
SPY307R DC171	0	1	0	0	841.77191	(841.77191)
QQQ307R DC035	0	1	0	0	2,842.88	(2,842.88)
SOX307R DC003	0	1	0	0	1,038.22086	(1,038.22086)
ADB401R DC016	0	1	0	0	533.72	(533.72)
QCM401R DC012	0	1	0	0	1,590.30	(1,590.30)
XLK407R DC015	0	1	0	0	4,537.80	(4,537.80)
MTP301L DC122	0	1	0	0	6,157.28	(6,157.28)
QQQ307R DC036	0	1	0	0	1,019.06812	(1,019.06812)
SPY307R DC175	0	1	0	0	336.79757	(336.79757)
SOX307R DC005	0	1	0	0	693.56202	(693.56202)
SPY308R DC184	0	1	0	0	404.05889	(404.05889)
QQQ308R DC039	0	1	0	0	434.70	(434.70)
SPY308R DC187	0	1	0	0	327.82338	(327.82338)
SOX309R DC006	0	1	0	0	540.48364	(540.48364)
SPY309R DC190	0	1	0	0	730.41107	(730.41107)
QQQ309R DC041	0	1	0	0	1,951.64453	(1,951.64453)
QQQ309R DC042	0	1	0	0	742.15491	(742.15491)
SPY309R DC195	0	1	0	0	624.18796	(624.18796)
SPY310R DC200	0	1	0	0	415.10748	(415.10748)

Earnings Release | 4Q.2022
Banco Santander México	202

QQQ310R DC043	0	1	0	0	590.16792	(590.16792)
MLI310L DC021	0	1	0	0	816.89023	(816.89023)
AMZ404R DC259	0	1	0	0	2,082.70457	(2,082.70457)
XLE310R DC020	0	1	0	0	3,652.38819	(3,652.38819)
TSL304L DC082	0	1	0	0	3,509.75806	(3,509.75806)
XLE310R DC021	0	1	0	0	1,394.94869	(1,394.94869)
GOL404R DC077	0	1	0	0	11,803.93776	(11,803.93776)
SPY311R DC205	0	1	0	0	837.8803	(837.8803)
XLF311R DC024	0	1	0	0	4,878.89288	(4,878.89288)
GOL405R DC079	0	1	0	0	3,114.98361	(3,114.98361)
CTI311L DC013	0	1	0	0	11,460.3017	(11,460.3017)
SPY405R DC210	0	1	0	0	596.64822	(596.64822)
SPY406R DC215	0	1	0	0	295.95705	(295.95705)
QQQ406R DC052	0	1	0	0	703.82069	(703.82069)
CRM312L DC058	0	1	0	0	2,873.99593	(2,873.99593)
AMZ306L DC261	0	1	0	0	1,810.31978	(1,810.31978)

Earnings Release | 4Q.2022
Banco Santander México	203

Item 2

BSMX LISTED NYSE

BSMX

4Q.22
Earnings Presentation

Santander

4Q.22 Earnings Presentation Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

2 Safe Harbor Statement Banco Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; financing plans ; competition ; impact of regulation and the interpretation thereof ; action to modify or revoke our banking license ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; investment in our formation technology platform ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in forward - looking statements . These factors include, among other things : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes and tax laws ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowance for impairment losses and other losses ; increased default by borrowers ; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations or their interpretation ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward - looking statements . You should not place undue reliance on such statements, which speak only as of the date they were made . We undertake no obligation to update publicly or to revise any forward - looking statements after we distribute this presentation because of new information, future events or other factors . In light of the risks and uncertainties described above, the future events and circumstances discussed herein might not occur and are not guarantees of future performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

Solid Fourth Quarter Driven By Strong Revenue Expansion 3 Loan book up 7.9%  Individual loans, outpace market, supported by sustained market share gain in credit card loans, as well as stronger performance in auto and payroll loans  Significant pick - up in middle - market and financial entities loans, while still weak demand in SMEs Deposit base up 6.9% YoY; individual deposits at 41.4% of base vs 24.2% in 2016; best mix ever. Continued focus on reducing high - cost corporate deposits  Individual demand deposits +4.2%  Individual term deposits +37.3% Sound asset quality  NPL ratio 1.88% 2.18%  Cost of risk 1 1.56% 2.90% Profitability in 4Q22 reflects strong core revenues  Efficiency ratio 2 48.01% - 799 bps 47.09% - 330 bps  ROAE 3 15.12% +220 bps 15.94% +481 bps 4Q22 4Q21 4Q22 YoY Var  Corporate demand deposits - 5.8%  Corporate term deposits +24.8% Strong capital and liquidity positions  CET1 13 .93%  LCR 181 .17% 4Q22  Historically lowest level in NPLs and CoR due to excellent risk management and one - off loans recoveries Source: Company filings under CNBV GAAP. Notes: 1) Year to date ratio = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Quarterly ratio = Annualized quarterly opex as percentage of annualized quarterly income before opex - net of allowances (4Q22*4) / Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (12M22). 3) Quarterly ratio = Annualized quarterly net income as a percentage of average equity (4Q21;4Q22) / Year to date r atio = Annualized cumulative net income as a percentage of average equity (4Q21;4Q22). 12M22 YoY Var

Fluctuating Macro Indicators with Decreasing GDP Expectations

Banxico's GDP Growth Expectations Survey[1] (%)

2.5
2.0
1.5
1.0
0.5
2.0
2.2
2022
2023
2.9
0.9
2019
2020
2021
December 2022

Growth of Formal Employment[2] (%, YoY)

6
2
-2
-6
3.7
2019
2020
2021
December 2022

Macro Indicators[3] (%)

110
100
90
80
70
60
104.1
100.0
99.6
Private Consumption
Industrial Activity
Gross Fixed Investment
2019
2020
2021
October 2022

Santander

4

3.7 - 2 - 6 2 6 2019 2020 2021 Decemb er 2022 Banxico’s GDP Growth Expectations Survey 1 (%) 2.0 2.9 2.2 0.9 1.5 2.0 1.0 0.5 2.5 2021 2019 2020 December 2022 4 Fluctuating Macro Indicators with Decreasing GDP Expectations Source: 1) Banxico surveys on the expectations of specialists in economics of the private sector as of December 2022. 2) Instituto Mexicano del Seguro Social (IMSS) as of December 2022. 3) Instituto Nacional de Estadística y Geografía ( INEGI) seasonally adjusted series as of October 2022. . Macro Indicators 3 (%) 13.1 % Growth of Formal Employment 2 (%, YoY ) 2022 2023  Banxico’s GDP growth expectations survey shows a decreasing trend for 2023 given the moderate outlook on private consumption and investment, along with the weak economic environment and uncertainty that prevails globally .  According to the Mexican Institute of Social Security, more than 750 , 000 new jobs were registered during 2022 , the third highest historical increase .  Private consumption exceeds pre - Covid levels, while industrial activity and investments are at pre - pandemic levels . 104.1 100.0 99.6 60 70 80 90 100 110 2021 2020 2019 October 2022 Private Consumption Industrial Activity Gross Fixed Investment

Total Loans

YoY Growth
5,549
5,681
5,891
6,020
6,184
4.6%
6.2%
10.6
11.8%
12.0%
4Q21
1Q22
2Q22
3Q22
Nov'22

Total Deposits

YoY Growth
6,229
6,450
6,577
6,569
6,796
5.7%
8.0%
10.4%
9.8%
10.2%
4Q21
1Q22
2Q22
3Q22
Nov'22

Consumer Loans[1] (YoY Growth)

2.5%
8.3%
12.1%
15.2%
17.4%
4Q21
1Q22
2Q22
3Q22
Nov'22

Demand Deposits (YoY Growth)

9.3%
10.4%
10.3%
7.5%
7.5%
4Q21
1Q22
2Q22
3Q22
Nov'22

Santander

5

5 System Loan Volumes Continue to Strengthen, with Consumer Loans Gaining Traction; Time Deposits Remains Strong Due to Higher Interest Rates Source: CNBV Banks as of November 2022 in billion pesos. Notes: 1) Includes credit cards, payroll, personal and auto loans. Total Loans Total Deposits Consumer Loans 1 (YoY Growth) Demand Deposits (YoY Growth) 4Q21 4.6% 6.2% 1Q22 10.6 2Q22 11.8% 3Q22 12.0% Nov’22 5,549 5,681 5,891 6,020 6,184 YoY Growth 3Q22 5.7% 6,796 4Q21 8.0% 1Q22 6,577 10.4% 9.8% 2Q22 10.2% Nov’22 6,229 6,450 6,569 YoY Growth 1Q22 2Q22 15.2% 4Q21 3Q22 Nov’22 2.5% 8.3% 12.1% 17.4% 10.3% Nov’22 10.4% 4Q21 1Q22 2Q22 3Q22 9.3% 7.5% 7.5%

Total Loans[1]

+7.9%
+12.0 %
System YoY growth[1]
+1.0%
750,966
770,440
783,466
802,319
810,081
4Q21
1Q22
2Q22
3Q22
4Q22

Loan Portfolio Breakdown

Consumer 11%
Middle-Market 27%
Credit Cards 8%
Corporates 10%
Mortgages 26%
Gov&FinEnt 12%
SMEs 6%

	4Q22 $$	4Q22 Var YoY	4Q22 System YoY Growth[2]	4Q22 Contribution to: Loans	4Q22 Contribution to: NII Loans	4Q21 Contribution to: Loans	4Q21 Contribution to: NII Loans
High-margin segments:							
Middle-market	216,946	8.0%		51.5%	63.8%	50.4%	64.3%
SMEs	51,063	(8.5%)	↑				
Credit cards	64,350	20.5%	↑ 20.2%				
Consumer	84,756	24.0%	15.7%				
	417,115	**10.2%**					
Low-margin segments:							
Corporates	83,358	(1.3%)	↓	48.5%	36.2%	49.6%	35.7%
Government & Financial Entities	98,801	4.8%	↓ 5.7%				
Mortgages	210,807	8.8%	11.5%				
	392,966	**5.5%**					

Santander

6

6 Robust Loan Portfolio Expansion. Double - Digit Growth in High - Margin Segments Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Total loans not include deferred items. 2) CNBV Banks as of November 2022. Total Loans 1 Loan Portfolio Breakdown Contribution to: Loans NII Loans 50.4% 64.3% 49.6% 35.7% 4Q22 4Q21 $$ Var YoY System YoY Growth 2 Contribution to: Loans NII Loans High - margin s egments : Middle - market 216,946 8.0% 51.5% 63.8% SMEs 51,063 (8.5%) Credit cards 64,350 20.5% 20.2% Consumer 84,756 24.0% 15.7% 417,115 10.2% Low - margin segments : Corporates 83,358 (1.3%) 48.5% 36.2% Government & Financial Entities 98,801 4.8% 5.7% Mortgages 210,807 8.8% 11.5% 392,966 5.5% System YoY growth 1 +12.0 % Middle - Market 27% Corporates 10% Gov&FinEnt 12% SMEs 6% Mortgages 26% Credit Cards 8% Consumer 11% 2Q22 4Q21 750,966 1Q22 3Q22 4Q22 770,440 783,466 802,319 810,081 +1.0% +7.9%

7 Credit Cards and Consumer Loans Grew Above 20%, Driven Mainly by Auto and Payroll Loans Source: Company filings under CNBV GAAP, in million pesos. Market position calculated with CNBV Banks as of November 2022. Notes: 1) Includes payroll, personal, auto and microfinancing loans. Individual Loans 359,913 315,612 4Q21 4Q22 +14.0%  Like U billing represents 12.5% of total  Usage +9% YoY in 4Q22  40.2% of customers paying balances in full, up from 37.6% in 2021  Maintaining conservative origination criteria  Auto loans market share expanded +410 bps to 15.6% in November ’22 vs a year ago, consolidating #3 position  Auto loan production, supported by commercial agreements with Mazda, Honda, Suzuki and Tesla  Payroll loans increased 20.8% YoY, while personal loans were up 7.9% YoY Mortgages 3Q22 4Q21 2Q22 1Q22 4Q22 193,840 197,375 202,559 207,704 210,807 +1.5% +8.8% 2Q22 4Q21 1Q22 3Q22 4Q22 54,136 53,405 57,566 60,571 64,350 +6.2% +20.5% 3Q21 2Q22 3Q22 4Q21 1Q22 80,787 76,418 68,357 72,537 84,756 +4.9% +24.0% Auto Personal Payroll  Organic growth of +11.3% YoY  One of the top mortgage originators in Mexico, with Hipoteca Plus and Hipoteca Free accounting for 56% and 41% of new mortgages  E2E digital process managing 97% of transactions Credit Cards Consumer 1

Sustained Improvements in Core Digital Metrics

Loyal Customers[1]

Loyal / Active
+11.1%
41%
3,895
4,002
4,113
4,214
4,328
45%
4Q21
1Q22
2Q22
3Q22
4Q22

Digital Customers[1]

Digital Channels

Digital Transactions / Total Transactions[2]

42.8%
3%
97%
49.1%
2%
98%
Internet
Mobile
Dec'21
Dec'22

Products Sales by Channel[3]

44%
56%
38%
62%
Others
Digital
Dec'21
Dec'22

Mobile Customers[1]

+9.9%
5,252
5,383
5,485
5,547
5,772
4Q21
1Q22
2Q22
3Q22
4Q22

8

8 Sustained Improvements in Core Digital Metrics Notes: 1) Thousands of customers. 2) Monetary transactions of individuals. 3) Sales by channel of individuals and SMEs. Figures may vary from those previously reported due to restatements. Loyal Customers 1 Digital Customers 1 Digital Channels Mobile Customers 1 2Q22 4,113 4Q21 3Q22 1Q22 4Q22 3,895 4,002 4,214 4,328 +11.1% 4Q21 3Q22 1Q22 2Q22 4Q22 5,544 5,668 5,762 5,813 6,029 +8.8% 4Q22 4Q21 5,547 1Q22 2Q22 3Q22 5,252 5,383 5,485 5,772 +9.9% 3% Dec’22 97% Dec’21 2% 42.8% 98% 49.1% Internet Mobile Dec’22 62% 56% 44% Dec’21 38% Others Digital Digital Transactions / Total Transactions 2 Products Sales by Channel 3 41% 45% Loyal / Active

Commercial Loans

4Q21 435,364 → +3.4% → 450,168 4Q22

SMEs
-8.5%
55,787
55,790
54,175
52,509
51,063
-2.8%
4Q21
1Q22
2Q22
3Q22
4Q22
Middle-Market
+8.0%
200,834
220,051
223,512
227,820
216,946
-4.8%
4Q21
1Q22
2Q22
3Q22
4Q22
Corporates
-1.3%
84,447
72,093
71,228
74,578
83,358
+11.8%
4Q21
1Q22
2Q22
3Q22
4Q22
Government & Fin. Ent.
+4.8%
94,296
98,458
98,008
98,350
98,801
+0.5%
4Q21
1Q22
2Q22
3Q22
4Q22

9

9 Commercial Loans Affected By High Comparison Basis in Corporates and Still Weak Demand in SMEs Source: Company filings under CNBV GAAP, in million pesos. Commercial Loans 450,168 435,364 4Q21 4Q22 +3.4% SMEs Middle - Market Corporates Government & Fin. Ent . 3Q22 1Q22 4Q21 2Q22 4Q22 55,787 54,175 55,790 52,509 51,063 - 2.8% - 8.5% 4Q21 2Q22 1Q22 216,946 3Q22 4Q22 200,834 220,051 223,512 227,820 - 4.8% +8.0% 4Q21 1Q22 2Q22 83,358 3Q22 4Q22 84,447 72,093 71,228 74,578 +11.8% - 1.3% 2Q22 4Q21 98,801 1Q22 3Q22 4Q22 94,296 98,458 98,008 98,350 +0.5% +4.8%

Total Deposits
+6.9%
783,118
787,057
791,610
765,555
837,389
+9.4%
Term
Demand
28%
72%
27%
73%
29%
71%
32%
68%
34%
66%
4Q21
1Q22
2Q22
3Q22
4Q22

Demand Deposits
-2.1%
563,834
551,913
+4.2%
-5.8%
4Q21
4Q22
Term Deposits1
+30.2%
219,284
285,476
+37.3%
+24.8%
4Q21
4Q22
Individuals
Corporate
Mix Demand Deposits
25.2%
74.8%
39.2%
60.8%
2016
4Q22
Mix Term Deposits1
21.9%
78.1%
45.8%
54.2%
2016
4Q22
Individuals
Corporate

Santander

10

- 5.8% 10 Term Deposits Continue Reflecting Higher Interest Rate Environment, while Demand Deposits Reflect Our Profitability Focus Source: Company filings under CNBV GAAP, in millions pesos. Notes: 1) Includes money market. Total Deposits  Contribution of individuals to total deposits was 41.4%, the highest ever  Strategy to attract more profitable deposits boosted individual demand deposits by 4.2% YoY, while corporate demand deposit decreased 5.8%  Higher interest rate environment favors term deposits vs demand deposits 72% 73% 28% 2Q22 4Q21 791,610 1Q22 27% 71% 4Q22 29% 32% 68% 3Q22 34% 66% Term Demand 783,118 787,057 765,555 837,389 +9.4% +6.9% 4Q21 563,834 4Q22 551,913 - 2.1% 4Q21 4Q22 285,476 219,284 +30.2% +4.2% Individuals Corporate +37.3% +24.8% Term Deposits 1 Demand Deposits Mix Term Deposits 1 Mix Demand Deposits 4Q22 60.8% 2016 25.2% 74.8% 39.2% 2016 21.9% 78.1% 4Q22 54.2% 45.8% Individuals Corporate

Robust Liquidity and Capital Position

Net Loans to Deposits[1]

92.94 %
94.99 %
96.17%
102.28%
94.39%
4Q21
1Q22
2Q22
3Q22
4Q22

Debt Maturity

26,376[3]
148
37,406
15,225
7,100
31,670
16,343
2023
2024
2025
2026
2027
2028
>2028

CET1 and Capitalization

21.56%
20.21%
19.28%
18.90%
19.38%
Tier 2
AT1
14.84
14.89
13.84
13.46
13.93
CET1
4Q21
1Q22
2Q22
3Q22
4Q22[4]

Santander

Source: Company filings under CNBV GAAP, in million pesos.

11

11 Robust Liquidity and Capital Position Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Loans net of allowances divided by total deposits (Demand + Term). 2) LCR = Liquidity Coverage Ratio. / 3) In addition we have Ps.38,797 million of short - term maturities. 4) 4Q22 is preliminary. Net Loans to Deposits 1 Debt Maturity CET1 and Capitalization  Strong balance sheet and liquidity position  Diversified funding sources and manageable maturity profile  LCR 2 of 181.17%, well above 100% Banxico regulatory requirement  CET1 ratio decreased 91 bps to 13.93%, reflecting dividend payments of Ps.9,040 million in June 2022 and Ps.8,838 million in July 2022 14.84 14.89 13.84 13.46 13.93 Tier 2 4Q21 1Q22 3Q22 2Q22 4Q22 4 AT1 CET1 21.56% 20.21% 19.28% 18.90% 19.38% 148 37,406 15,225 7,100 31,670 16,343 2023 26,376 3 2025 2024 2026 2027 2028 >2028 96.17% 94.99% 4Q21 3Q22 1Q22 2Q22 4Q22 92.94% 102.28% 94.39%

4.88 4.51 12M21 12M22 63,085 72,008 +14.1% 12 NII and NIM Supported by Robust Loan Growth and Higher Interest Rates Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net interest income as percentage of daily average interest earnings assets (4Q22). Year to date ratio = Annualized net interest income (12M22) as percentage of daily average interest earnings ass ets (12M22). N et Interest Income and NIM 1  NII increased 24.3% YoY, principally due to the combination of: ▪ Higher interest income from total loan portfolio: +42.0% ▪ Higher interest income from investment in securities: +45.0% ▪ Partially offset by higher interest expense from: • Repurchase agreements: +106.7% • Time deposits: +152.9% • Demand deposits: +54.4%  NIM increased 82 bps YoY to 5.28%  Average interest rate (TIIE28) up 485 bps YoY to 10.03% 4.46 4.59 4Q21 1Q22 2Q22 16,416 4.70 16,046 4.94 3Q22 5.28 4Q22 17,277 18,370 19,945 +8.6% +24.3%

13 Cash Management and Insurance Fees Drove Commissions and Fee Growth Source: Company filings under CNBV GAAP, in million pesos. Notes: * Includes fees from collections and payments, account management, checks, foreign trade and others. Net Commissions and Fees Insurance 31% Credit cards 28% Cash management* 23% Investment funds 10% Financial advisory services 5% Purchase - sale of securities and money market transactions 3% 4Q21 2Q22 1Q22 3Q22 4Q22 4,760 5,279 4,876 5,271 5,118 - 2.9% +7.5% 12M21 12M22 18,982 20,544 +8.2% Var YoY Var YoY 4Q21 3Q22 4Q22 $$ % 12M21 12M22 $$ % Insurance 1,437 1,545 1,574 137 9.5% 5,433 6,204 771 14.2% Credit cards 1,430 1,431 1,419 (11) (0.8%) 5,426 5,638 212 3.9% Cash management* 1,207 1,358 1,345 138 11.4% 5,152 5,308 156 3.0% Investment funds 458 493 495 37 8.1% 1,746 1,899 153 8.8% Financial advisory services 278 393 257 (21) (7.6%) 1,298 1,398 100 7.7% Purchase - sale of securities and money market transactions 149 215 179 30 20.1% 777 771 (6) (0.8%) Bank correspondents (199) (164) (151) 48 (24.1%) (850) (674) 176 (20.7%) Net commissions and fees 4,760 5,271 5,118 358 7.5% 18,982 20,544 1,562 8.2%

14 Gross Operating Income with Double Digit Growth Despite Lower Market Related Revenue Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Gross operating income does not include other income. Gross Operating Income 1 4Q21 3Q22 1Q22 2Q22 4Q22 22,148 26,091 22,331 23,619 24,697 +5.6% +17.8% Net Interest Income 76.5% Net Commissions and Fees 19.6% Market related revenue 3.9% 96,738 87,098 12M21 12M22 +11.1% Var YoY Var YoY 4Q21 3Q22 4Q22 Var $$ Var % 12M21 12M22 Var $$ Var % Net Interest Income 16,046 18,370 19,945 3,899 24.3% 63,085 72,008 8,923 14.1% Net Commissions and Fees 4,760 5,271 5,118 358 7.5% 18,982 20,544 1,562 8.2% Market related revenue 1,342 1,056 1,028 (314) (23.4%) 5,031 4,186 (845) (16.8%) Gross Operating Income* 22,148 24,697 26,091 3,943 17.8% 87,098 96,738 9,640 11.1%

15 Record Low Levels of NPLs and Cost of Risk Due to Excellent Risk Management and One - Off Loans Recoveries Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Year to date = Annualized loan loss reserves (LTM) as percentage of average loans (LTM). 2) Commercial loans include: Middle - Market, SMEs, corporates, financial institutions and government. Loan Loss Reserves (LLR) C ost of Risk 1 NPL Ratio 2Q22 1Q22 4Q21 3Q22 4Q22 2.90% 2.41% 2.06% 1.54% 1.56% +2 bps - 134 bps 785 4Q21 1Q22 3Q22 4Q22 2Q22 4,289 3,874 4,712 2,856 +500.3% +9.9% 12M22 12M21 20,817 12,227 - 41.3% 12M22 12M21 2.90% 1.56% - 134 bps 4Q21 3Q22 4Q22 Var QoQ (bps) Consumer 3.09% 2.82% 2.51% (31) Credit Card 3.56% 3.47% 2.71% (76) Other consumer 2.73% 2.33% 2.35% 2 Mortgages 4.25% 3.62% 3.01% (61) Commercial 2 1.01% 1.01% 1.14% 13 SMEs 2.80% 1.54% 1.70% 16 NPL ratio 2.18% 2.01% 1.88% (13)

12M22 12M21 50.39% 47.09% - 330 bps 16 Growth in Administrative & Promotional Expenses Below Inflation Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Since January 2022, contributions to IPAB were reclassified to other operating income. 2) Quarterly ratio = Annualized opex as percentage of annualized income before opex - net of allowances (4Q22*4). Year to date ratio = Annualized cumulative opex as percentage of annualized cumulative income before opex - net of allowances (12M22). Administrative & Promotional Expenses Efficiency 2 12,636 4Q21 1Q22 2Q22 3Q22 4Q22 9,475 10,128 10,400 12,310 +18.4% - 2.6% Expenses Breakdown & Performance 46.28% 4Q21 1Q22 2Q22 3Q22 4Q22 56.00% 47.28% 46.65% 48.01% +173 bps - 799 bps 12M22 12M21 42,313 43,235 - 2.1% Var YoY Var YoY 4Q21 3Q22 4Q22 $$ % 12M21 12M22 $$ % Personnel 5,720 4,986 6,181 461 8.1% 18,152 20,278 2,126 11.7% Administrative expenses 2,735 2,672 3,056 321 11.7% 10,505 11,072 567 5.4% Technology services (IT) 2,057 1,407 2,022 (35) (1.7%) 6,079 6,062 (17) (0.3%) Depreciation and amortization 1,154 1,335 1,051 (103) (8.9%) 4,698 4,901 203 4.3% Administrative & prom expenses before IPAB 11,666 10,400 12,310 644 5.5% 39,434 42,313 2,879 7.3% IPAB 970 - - (970) (100.0%) 3,801 - (3,801) (100.0%) Administrative & prom expenses 12,636 10,400 12,310 (326) (2.6%) 43,235 42,313 (922) (2.1%)

Net Income

+19.7%
+46.4%
5,245
5,111
6,900
8,188
6,277
-23.3%
18,080
26,476
4Q21
1Q22
2Q22
3Q22
4Q22
12M21
12M22

ROAE[1]

+220 bps
+481 bps
12.92 %
12.32 %
16.93 %
20.14 %
15.12%
-502 bps
11.13%
15.94%
4Q21
1Q22
2Q22
3Q22
4Q22
12M21
12M22

Effective Tax Rate

+1,970 bps
+813 bps
7.48 %
24.82 %
22.84 %
27.46 %
27.18%
-28 bps
17.60%
25.73%
4Q21
1Q22
2Q22
3Q22
4Q22
12M21
12M22

Profit Before Taxes

+52.1%
+62.5%
5,669
6,798
8,943
11,287
8,620
-23.6%
21,942
35,648
4Q21
1Q22
2Q22
3Q22
4Q22
12M21
12M22

Santander

17

12M21 12M22 15.94% 11.13% +481 bps 17 Profitability Grew 20% YoY on the Back of Strong Core Revenues. ROAE Above 15% Source: Company filings under CNBV GAAP, in million pesos. Notes: 1) Quarterly ratio = Annualized net income as percentage of average equity (4Q21,4Q22). Year to date ratio = Annualized cumulative net income as percentage of average equity (4Q21,4Q22). Net Income ROAE 1 Effective Tax Rate Profit Before Taxes 1Q22 4Q22 2Q22 6,277 4Q21 3Q22 5,245 5,111 6,900 8,188 - 23.3% +19.7% 12.32% 4Q21 3Q22 1Q22 2Q22 12.92% 4Q22 16.93% 20.14% 15.12% - 502 bps +220 bps 5,669 4Q21 3Q22 1Q22 2Q22 4Q22 6,798 8,943 11,287 8,620 - 23.6% +52.1% 18,080 26,476 12M21 12M22 +46.4% 35,648 12M21 12M22 21,942 +62.5% 4Q21 1Q22 2Q22 4Q22 3Q22 7.48% 24.82% 22.84% 27.46% 27.18% - 28 bps +1,970 bps 25.73% 12M21 12M22 17.60% +813 bps

Santander México 2022 Guidance Review 18 Metrics 2022 Target 1 2022 Results Total Loans Δ 7% − 9% 7.9% Total Deposits Δ 0% − 2% 6.9% Cost of Risk Below 2.0% 1.56% Expenses 2 Δ 8% − 9% 7.3% Tax Rate 25% − 26% 25.73% Net Income North of 40% 46.4% 1) Revised on October 27, 2022. 2) Comparable basis - excluding the contributions to IPAB in both periods.

Questions and Answers

20 Annexes

Further Embedding ESG to Build a More Responsible Bank

Environmental: supporting the green transition

+ MXN 18 mn Sustainable Finance[1]
SCIB: 23 operations

100% renewable energy
For internal electricity consumption

Social: building a more inclusive society

>1.7mn
financially empowered people (2019-2022)

20%
women in senior positions

Governance: doing business the right way

ESG assessments
To suppliers (starting 2022)

DJSI MILA Pacific Alliance 2022
Best Ranked Mexican Bank

50%
independent directors

36%
women on the board

Santander

21

21 Environmental : supporting the green transition Social: building a more inclusive society >1.7mn financially empowered people (2019 - 2022) Governance: doing business the right way 20% women in senior positions 50% independent directors 36% women on the board DJSI MILA Pacific Alliance 2022 Best Ranked Mexican Bank Note: 4Q22 data, unless otherwise stated. (1) Figures up to December 2022. (2) Million pesos. ESG assessments To suppliers (starting 2022) + MXN 18 mn Sustainable Finance 1 SCIB: 23 operations 100% renewable energy For internal electricity consumption + MXN 55 mn in social investment +194 000 beneficiaries (2022) Best Places to Work LGBT+ Award Human Rights Campaign 2023 Carbon Neutral Certificate (CER) 2022 For compensation of total emissions Further Embedding ESG to Build a More Responsible Bank

Macroeconomic

GDP Growth (%)
-8.2
4.8
3.0*
1.9
1.0*
0.8
1.5*
1.6
2020
2021
2022E
2023E
2024E

Average Exchange Rate
(MXP/USD)
21.2
20.2
20.1
19.7*
21.2
20.0*
21.7
2020
2021
2022
2023E
2024E

Annual Inflation Rate (%)
3.2
7.4
7.8
5.2
4.1*
4.2
2020
2021
2022
2023E
2024E

Central Bank Monetary Policy
(%, end of year)
4.25
5.50
10.50
11.00*
10.00
9.00
2020
2021
2022
2023E
2024E

Santander

Source: INEGI, Banxico and Santander.
* Revised from previous quarter.

22

22 Macroeconomic Source: INEGI, Banxico and Santander. * Revised from previous quarter. GDP Growth (%) Average Exchange Rate (MXP/USD) Annual Inflation Rate (%) Central Bank Monetary Policy (%, end of year) 4.8 3.0 * 2020 2021 2022E 2023E 2024E - 8.2 1.0 * 1.5 * 21.2 20.2 20.1 2020 2023E 2021 2022 2024E 19.7 * 20.0 * 3.2 7.4 7.8 5.2 2020 2021 2022 2023E 2024E 4.1 * 4.25 5.50 10.50 9.00 2021 2020 2022 2023E 2024E 11.00 * 0.8 21.2 4.2 1.9 10.00 1.6 21.7

23 Consolidated Statement of Comprehensive Income Source: Company filings under CNBV GAAP, in million pesos. % Variation % Variation 4Q21 3Q22 4Q22 QoQ YoY 12M21 12M22 YoY Interest income 26,848 35,605 40,773 14.5 51.9 101,994 135,856 33.2 Interest expense (10,802) (17,235) (20,828) 20.8 92.8 (38,909) (63,848) 64.1 Net interest income 16,046 18,370 19,945 8.6 24.3 63,085 72,008 14.1 Provisions for loan losses (4,289) (785) (4,712) 500.3 9.9 (20,817) (12,227) (41.3) Net interest income after provisions for loan losses 11,757 17,585 15,233 (13.4) 29.6 42,268 59,781 41.4 Commission and fee income 6,943 7,450 7,438 (0.2) 7.1 26,438 29,358 11.0 Commission and fee expense (2,183) (2,179) (2,320) 6.5 6.3 (7,456) (8,814) 18.2 Net gain (loss) on financial assets and liabilities 1,342 1,056 1,028 (2.7) (23.4) 5,031 4,186 (16.8) Other operating income 416 (2,225) (449) (79.8) (207.9) (1,304) (6,874) 427.1 Administrative and promotional expenses (12,636) (10,400) (12,310) 18.4 (2.6) (43,235) (42,313) (2.1) Operating income 5,639 11,287 8,620 (23.6) 52.9 21,742 35,324 62.5 Equity in results of associated companies 30 0 0 — (100.0) 200 324 62.0 Operating income before income taxes 5,669 11,287 8,620 (23.6) 52.1 21,942 35,648 62.5 Current income taxes (1,049) (4,065) (4,952) 21.8 372.1 (3,777) (12,162) 222.0 Deferred income taxes (net) 625 966 2,609 170.1 317.4 (85) 2,990 — Income from continuing operations 5,245 8,188 6,277 (23.3) 19.7 18,080 26,476 46.4 Discontinued operations 0 0 0 — — 0 0 — Consolidated net income 5,245 8,188 6,277 (23.3) 19.7 18,080 26,476 46.4 Other comprehensive income — (327) 1,423 (535.2) — — (5,697) — Valuation of financial instruments to collect or sell — 112 1,677 1,397.3 — — (4,388) — Valuation of derivatives financial instruments for cash flow hedges — (425) 98 (123.1) — — (813) — Income and expenses related to assets held for disposal — 0 0 — — — 0 — Remeasurement of defined benefit obligation — (14) (352) — — — (496) — Cumulative translation effect — 0 0 — — — 0 — Result from holding non - monetary assets — 0 0 — — — 0 — Participation in ORI of other entities — 0 0 — — — 0 — Integral result — 7,861 7,700 (2.0) — — 20,779 — Net result attributable to: — 8,188 6,277 (23.3) — — 26,476 — Controlling interest — 8,188 6,277 (23.3) — — 26,476 — Non - controlling interest — 0 0 — — — 0 — Comprehensive income attributable to: — 7,861 7,700 (2.0) — — 20,779 — controlling interest — 7,861 7,700 (2.0) — — 20,779 — Non - controlling interest — 0 0 — — — 0 — Basic earnings per common share — 1.21 0.92 (24.0) — — 3.90 — Non - controlling interest — 0 0 — — — 0 — Net income 5,245 0 0 — — 18,080 0 —

24 Consolidated Statement of Financial Position Source: Company filings under CNBV GAAP, in million pesos. % Variation Dec - 21 Sep - 22 Dec - 22 QoQ YoY Funds available 80,835 — — — — Cash and cash equivalents — 77,121 93,353 21.0 — Margin accounts 6,261 5,039 6,530 29.6 4.3 Investment in securities 516,562 — — — — Investments in financial instruments — 432,737 470,914 8.8 — Debtors under sale and repurchase agreements 2,043 224,118 121,859 (45.6) — Derivatives 190,722 268,556 238,644 (11.1) 25.1 Valuation adjustment for hedged financial assets 63 (44) (27) (38.6) (142.9) Total loan portafolio 750,966 802,319 810,081 1.0 7.9 (+/ - ) Deferred items — 2,180 2,532 16.1 — Allowance for loan losses (23,174) (21,498) (22,220) 3.4 (4.1) Loan portafolio (net) 727,792 783,001 790,393 0.9 8.6 Accrued income receivable from securitization transactions 0 0 0 — — Other receivables (net) 69,331 87,282 62,840 (28.0) (9.4) Foreclosed assets (net) 212 436 962 120.6 353.8 Long - life assets held for sale or for distribution to owners 0 1,586 1,586 0.0 — Property, furniture and fixtures (net) 12,760 12,174 13,622 11.9 6.8 Long - term investment in shares 1,470 90 90 0.0 (93.9) Deferred taxes and deferred profit sharing (net) 19,351 — — — — Deferred charges, advance payments and intangibles 12,204 — — — — Other 46 — — — — Advance payments and other assets (net) — 4,442 3,199 (28.0) — Rights of use assets for property, furniture and equipment (net) — 5,509 6,264 13.7 — Deferred income tax assets (net) — 21,008 23,258 10.7 — Intangible assets (net) — 7,500 8,947 19.3 — Goodwill — 1,735 1,735 0.0 — Total assets 1,639,652 1,932,290 1,844,169 (4.6) 12.5 Deposits 868,635 860,514 909,890 5.7 4.7 Interbank loans and other organizations 28,770 26,446 30,806 16.5 7.1 Creditors under sale and repurchase agreements 196,858 225,744 211,878 (6.1) 7.6 Collateral sold or pledged as guarantee 20,082 199,271 116,104 (41.7) 478.1 Derivative financial instruments 184,872 259,723 235,456 (9.3) 27.4 Valuation adjustment of financial liabilities hedging 0 (33) (14) (57.6) — Lease liabilities — 6,212 6,965 12.1 — Other payables 122,179 144,514 115,913 (19.8) (5.1) Subordinated credit notes 51,643 40,240 39,384 (2.1) (23.7) Employee benefits — 10,110 11,324 12.0 — Deferred revenues and other advances 719 265 154 (41.9) (78.6) Total liabilities 1,473,758 1,773,006 1,677,861 (5.4) 13.8 Total stockholders' equity 165,894 159,284 166,308 4.4 0.2

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Santander

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